As filed with the SEC on______________.              Registration No.  33-61079


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED

                                 ON FORM N-8B-2

                                   ----------

                             THE PRUDENTIAL VARIABLE
                               APPRECIABLE ACCOUNT
                              (Exact Name of Trust)

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               (Name of Depositor)

                                PRUDENTIAL PLAZA
                          NEWARK, NEW JERSEY 07102-3777
                                 (800) 445-4571
          (Address and telephone number of principal executive offices)

                                   ----------

                                THOMAS C. CASTANO
                               ASSISTANT SECRETARY

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                PRUDENTIAL PLAZA

                          NEWARK, NEW JERSEY 07102-3777
                     (Name and address of agent for service)

                                    Copy to:

                                JEFFREY C. MARTIN
                                 SHEA & GARDNER

                         1800 MASSACHUSETTS AVENUE, N.W.
                             WASHINGTON, D.C. 20036

                                   ----------


Prudential Survivorship Preferred Variable Appreciable Life Insurance Contracts--Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities. (Title and amount of securities being registered; proposed maximum aggregate offering price; amount of filing fee).


Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, action pursuant to said Section 8(a), may determine.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant elects to be governed by Rules 6c-(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Contract described in this Registration Statement.

                              CROSS REFERENCE SHEET
                          (AS REQUIRED BY FORM N-8B-2)

N-8B-2 ITEM NUMBER    LOCATION
------------------    --------

         1.           Cover Page

         2.           Cover Page

         3.           Not Applicable

         4.           Sale of the Contract and Sales Commissions

         5.           The Prudential Variable Appreciable Account

         6.           The Prudential Variable Appreciable Account

         7.           Not Applicable

         8.           Not Applicable

         9.           Litigation

        10. Brief Description of the Contract; Short-Term Cancellation Right, or "Free Look"; Type of Insurance Amount; Changing the Type of Insurance Amount; Premiums; Contract Date; Allocation of Premiums; Transfers; Charges and Expenses; How a Contract's Cash Surrender Value Will Vary; How a Fixed Insurance Amount Contract's Death Benefit Will Vary; How a Variable Insurance Amount Contract's Death Benefit Will Vary; Surrender of a Contract; Withdrawal of Excess Cash Surrender Value; Decreases in Basic Insurance Amount; Lapse and Reinstatement; When Proceeds are Paid; Options on Lapse; Riders; Other General Contract Provisions; Voting Rights; Substitution of Series Fund Shares

        11. Brief Description of the Contract; The Prudential Variable Appreciable Account

        12. Cover Page; Brief Description of the Contract; The Prudential Series Fund, Inc.; Sale of the Contract and Sales Commissions

        13. Brief Description of the Contract; The Prudential Series Fund, Inc.; Charges and Expenses; Sale of the Contract and Sales Commissions; Reduction of Charges for Concurrent Sales to Several Individuals

        14. Brief Description of the Contract; Requirements for Issuance of a Contract

        15.           Brief Description of the Contract; Allocation of Premiums;
                      Transfers; The Fixed-Rate Option

        16. Brief Description of the Contract; Detailed Information for Prospective Contract Owners

        17.           When Proceeds are Paid

        18.           The Prudential Variable Appreciable Account

        19.           Reports to Contract Owners

        20.           Not Applicable

        21.           Contract Loans

N-8B-2 ITEM NUMBER    LOCATION
------------------    --------

        22.           Not Applicable

        23.           Not Applicable

        24.           Other General Contract Provisions

        25.           The Prudential Insurance Company of America

        26. Brief Description of the Contract; The Prudential Series Fund, Inc.; Charges and Expenses

        27. The Prudential Insurance Company of America; The Prudential Series Fund, Inc.

        28.           The Prudential Insurance Company of America; Directors and
                      Officers

        29.           The Prudential Insurance Company of America

        30.           Not Applicable

        31.           Not Applicable

        32.           Not Applicable

        33.           Not Applicable

        34.           Not Applicable

        35.           The Prudential Insurance Company of America

        36.           Not Applicable

        37.           Not Applicable

        38.           Sale of the Contract and Sales Commissions

        39.           Sale of the Contract and Sales Commissions

        40.           Not Applicable

        41.           Sale of the Contract and Sales Commissions

        42.           Not Applicable

        43.           Not Applicable

        44. Brief Description of the Contract; The Prudential Series Fund, Inc.; How a Contract's Cash Surrender Value Will Vary; How a Fixed Insurance Amount Contract's Death Benefit Will Vary; How a Variable Insurance Amount Contract's Death Benefit Will Vary

        45.           Not Applicable

        46. Brief Description of the Contract; The Prudential Variable Appreciable Account; The Prudential Series Fund, Inc.

        47. The Prudential Variable Appreciable Account; The Prudential Series Fund, Inc.

        48.           Not Applicable

        49.           Not Applicable

        50.           Not Applicable

        51.           Not Applicable

        52.           Substitution of Series Fund Shares

        53.           Tax Treatment of Contract Benefits

        54.           Not Applicable

N-8B-2 ITEM NUMBER    LOCATION
------------------    --------

        55.           Not Applicable

        56.           Not Applicable

        57.           Not Applicable

        58.           Not Applicable

        59. Financial Statements; Financial Statements of The Prudential Variable Appreciable Account; Consolidated Financial Statements of The Prudential Insurance Company of America and Subsidiaries

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS


DECEMBER 31, 1995


THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

SURVIVORSHIP PREFERRED

This prospectus describes a flexible premium survivorship variable universal life insurance contract offered by The Prudential Insurance Company of America under the name PRUDENTIAL SURVIVORSHIP PREFERRED(SM) (the "Contract"). The Contract provides life insurance coverage on two insureds with a death benefit payable on the second death as long as the Contract is in force.

Purchasers have considerable flexibility as to when and in what amounts they pay premiums. Subject to an initial premium, you can pay premium amounts as desired, so long as sufficient money is in the Contract Fund to cover all charges. If there is insufficient money in the Contract Fund, the Contract may lapse without value.

There are two insurance amount types available. One type generally remains fixed in the amount initially selected, the other will vary daily with the investment performance of the investment options you select. For each type, there are two premium levels which, if paid, provide death benefit guarantees.

A portion of the Contract's premiums and the earnings on those premiums will be held in one or more of the following ways. They can be invested in one or more of fifteen available subaccounts of The Prudential Variable Appreciable Account:


O  MONEY MARKET
O  BOND
O  GOVERNMENT SECURITIES
O  ZERO COUPON BOND 2000
O  ZERO COUPON BOND 2005

O  CONSERVATIVELY MANAGED FLEXIBLE
O  AGGRESSIVELY MANAGED FLEXIBLE
O  HIGH YIELD BOND
O  STOCK INDEX
O  HIGH DIVIDEND STOCK

O  COMMON STOCK
O  GROWTH STOCK
O  SMALL CAPITALIZATION STOCK
O  GLOBAL EQUITY
O  NATURAL RESOURCES


each of which invests in a corresponding portfolio of The Prudential Series Fund, Inc. Or, they can be allocated to a FIXED-RATE OPTION. Other subaccounts and portfolios may be added in the future. The attached prospectus for the Series Fund, and the Series Fund's statement of additional information describe the investment objectives of and the risks of investing in the portfolios. Interest is credited daily upon any portion of the premium payment allocated to the fixed-rate option at rates periodically declared by The Prudential in its sole discretion but never less than an effective annual rate of 4%. This prospectus describes the Contract generally and The Prudential Variable Appreciable Account.

REPLACING EXISTING INSURANCE WITH A CONTRACT DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE. IF YOU CURRENTLY OWN A LIFE INSURANCE CONTRACT, THE BENEFITS AND COSTS OF PURCHASING ADDITIONAL INSURANCE UNDER THE EXISTING POLICY SHOULD BE COMPARED WITH THE BENEFITS AND COSTS OF PURCHASING THE CONTRACT DESCRIBED IN THIS PROSPECTUS. IN MAKING THIS COMPARISON, YOU SHOULD CONSULT WITH A QUALIFIED TAX ADVISOR.

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS ATTACHED TO A CURRENT PROSPECTUS FOR THE PRUDENTIAL SERIES FUND, INC.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                Prudential Plaza
                          Newark, New Jersey 07102-3777
                            Telephone: (800) 445-4571


*PRUDENTIAL SURVIVORSHIP PREFERRED is a service mark of The Prudential.

SVUL-1 Ed 12-95  Catalog # 64M631J

                               PROSPECTUS CONTENTS

                                                                            PAGE

DEFINITIONS OF SPECIAL TERMS USED .........................................   1

BRIEF DESCRIPTION OF THE CONTRACT .........................................   2

GENERAL INFORMATION ABOUT THE PRUDENTIAL, THE PRUDENTIAL VARIABLE
  APPRECIABLE ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS AVAILABLE
  UNDER THE CONTRACT ......................................................   5
  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA .............................   5
  THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT .............................   5
  THE PRUDENTIAL SERIES FUND, INC. ........................................   6
  WHICH INVESTMENT OPTION SHOULD BE SELECTED? .............................   7

DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS ......................   8
  REQUIREMENTS FOR ISSUANCE OF A CONTRACT .................................   8
  SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK" ............................   8
  TYPE OF INSURANCE AMOUNT ................................................   9
  CHANGING THE TYPE OF INSURANCE AMOUNT ...................................  10
  PREMIUMS ................................................................  11
  DEATH BENEFIT GUARANTEE .................................................  12
  CONTRACT DATE ...........................................................  14
  ALLOCATION OF PREMIUMS ..................................................  14
  TRANSFERS ...............................................................  15
  DOLLAR COST AVERAGING ...................................................  15
  CHARGES AND EXPENSES ....................................................  16
  HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY .........................  18
  HOW A FIXED INSURANCE AMOUNT CONTRACT'S DEATH BENEFIT WILL VARY .........  19
  HOW A VARIABLE INSURANCE AMOUNT CONTRACT'S DEATH BENEFIT WILL VARY ......  20
  PARTICIPATION IN DIVISIBLE SURPLUS ......................................  21
  SURRENDER OF A CONTRACT .................................................  21
  WITHDRAWALS .............................................................  22
  DECREASES IN BASIC INSURANCE AMOUNT .....................................  22
  WHEN PROCEEDS ARE PAID ..................................................  23
  ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND
    ACCUMULATED PREMIUMS ..................................................  23
  CONTRACT LOANS ..........................................................  25
  SALE OF THE CONTRACT AND SALES COMMISSIONS ..............................  26
  TAX TREATMENT OF CONTRACT BENEFITS ......................................  26
  WITHHOLDING .............................................................  28
  LAPSE AND REINSTATEMENT .................................................  29
  LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS .....  29
  OTHER GENERAL CONTRACT PROVISIONS .......................................  30
  RIDERS ..................................................................  31
  THE FIXED-RATE OPTION ...................................................  31
  VOTING RIGHTS ...........................................................  32
  SUBSTITUTION OF SERIES FUND SHARES ......................................  33
  REPORTS TO CONTRACT OWNERS ..............................................  33
  STATE REGULATION ........................................................  33
  EXPERTS .................................................................  33
  LITIGATION ..............................................................  33
  ADDITIONAL INFORMATION ..................................................  34
  FINANCIAL STATEMENTS ....................................................  34

                                                                            PAGE

DIRECTORS AND OFFICERS OF THE PRUDENTIAL ..................................  35

FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT
  (UNAUDITED) .............................................................  37

FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT .......  A1

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL INSURANCE COMPANY OF
  AMERICA AND SUBSIDIARIES ................................................  B1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR THE PRUDENTIAL SERIES FUND, INC.

                          DEFINITIONS OF SPECIAL TERMS
                             USED IN THIS PROSPECTUS


ACCUMULATED NET PAYMENTS--the actual premium payments you make accumulated at an effective annual rate of 4% less any withdrawals you make accumulated at an effective annual rate of 4%.

ATTAINED AGE--An insured's age on the Contract date plus the number of years since then.

BASIC INSURANCE AMOUNT--The amount of life insurance as shown in the Contract. Also known as the face amount.

CASH SURRENDER VALUE--The amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt.

CONTRACT--The PRUDENTIAL SURVIVORSHIP PREFERRED policy described in this prospectus.

CONTRACT ANNIVERSARY--The same date as the Contract date in each later year.

CONTRACT DATE--The date the Contract is effective, as specified in the Contract.

CONTRACT DEBT--The principal amount of all outstanding loans plus any interest accrued thereon.

CONTRACT FUND--The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the subaccounts, the amount invested under the fixed-rate option, and the principal amount of any Contract debt.

CONTRACT MONTH--A month that starts on the Monthly date.

CONTRACT OWNER--You. Unless a different owner is named in the application, the owners of the Contract are the insureds jointly or the survivor of them. If the Contract is owned jointly, the exercise of rights under the Contract must be made by both jointly.

CONTRACT YEAR--A year that starts on the Contract date or on a Contract anniversary.

DEATH BENEFIT--The amount payable to the beneficiary upon the second death of two insureds.

FACE AMOUNT--See basic insurance amount.

FIXED-RATE OPTION--An investment option under which The Prudential guarantees that interest will be added to the amount invested at a rate declared periodically in advance.

INSURANCE AMOUNT--the amount we will pay upon the second death of two insureds before reduction by any Contract debt and amounts needed to pay charges through the date of death.

ISSUE AGE--An insured's age as of the Contract date.

MONTHLY DATE--The Contract date and the same date in each subsequent month.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA--Us, we, The Prudential. The company offering the Contract.

THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND")--A mutual fund with separate portfolios, one or more of which may be chosen as an underlying investment for the Contract.

THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT (THE "ACCOUNT")--A separate account of The Prudential registered as a unit investment trust under the Investment Company Act of 1940.

SUBACCOUNT--An investment division of the Account, the assets of which are invested in the shares of the corresponding portfolio of the Series Fund.

VALUATION PERIOD--The period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios of the Series Fund are calculated, which is generally at 4:15 p.m. New York City time on each day during which the New York Stock Exchange is open.

WE--The Prudential Insurance Company of America.

YOU--the owner[s] of the Contract.

                        BRIEF DESCRIPTION OF THE CONTRACT

This section provides only an overview of the more significant provisions of the Contract. It omits details which are provided in the rest of this prospectus.

The PRUDENTIAL SURVIVORSHIP PREFERRED Contract (referred to from now on as the "Contract") is a flexible premium variable universal life insurance policy. It is issued and sold by The Prudential Insurance Company of America ("The Prudential"). The Contract provides life insurance coverage, with a death benefit payable upon the second death of two insureds. A significant element of the Contract is the Contract Fund, the amount of which changes every business day. That amount represents the value of your Contract on that day.

A broad objective of the Contract is to provide benefits that will increase in value if favorable investment results are achieved. The Prudential has established a separate account, like a separate division within the Company, called The Prudential Variable Appreciable Account (from now on, the "Account"). You may choose to have premiums, after the deduction of certain charges (described below), invested into any one or more of the fifteen available subaccounts of the Account.

The money allocated to each subaccount is immediately invested in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"), a series mutual fund for which The Prudential is the investment advisor.

o The MONEY MARKET PORTFOLIO is invested in short-term debt obligations similar to those purchased by money market funds.

o The BOND PORTFOLIO is invested primarily in high quality medium-term corporate and government debt securities.

o The GOVERNMENT SECURITIES PORTFOLIO is invested primarily in U.S. Government Securities including intermediate and long-term U.S. Treasury securities and debt obligations issued by agencies of or instrumentalities established, sponsored or guaranteed by the U.S. Government.


o The two ZERO COUPON BOND PORTFOLIOS--2000 AND 2005 are invested primarily in debt obligations of the United States Treasury and investment grade corporations that have been issued without interest coupons or stripped of their unmatured interest coupons, interest coupons that have been stripped from such debt obligations, and receipts and certificates for such stripped debt obligations and stripped coupons.


o The CONSERVATIVELY MANAGED FLEXIBLE PORTFOLIO is invested in a mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor who desires diversification of investment who prefers a relatively lower risk of loss and a correspondingly reduced chance of high appreciation.


o The AGGRESSIVELY MANAGED FLEXIBLE PORTFOLIO is invested in a mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor desiring diversification of investment who is willing to accept a relatively high level of loss in an effort to achieve greater appreciation.


o The HIGH YIELD BOND PORTFOLIO is invested primarily in high yield fixed income securities of medium to lower quality, also known as high risk bonds.


o The STOCK INDEX PORTFOLIO is invested in common stocks selected to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.


o The HIGH DIVIDEND STOCK PORTFOLIO is invested primarily in common stocks and convertible securities that provide favorable prospects for investment income returns above those of the Standard & Poor's 500 Stock Index or the NYSE Composite Index.

o  The COMMON STOCK PORTFOLIO is invested primarily in common stocks.

o The GROWTH STOCK PORTFOLIO is invested primarily in equity securities of established companies with above-average growth prospects.

o The SMALL CAPITALIZATION STOCK PORTFOLIO is invested primarily in equity securities of publicly-traded companies with small market capitalization.

o The GLOBAL EQUITY PORTFOLIO is invested in common stocks and common stock equivalents (such as convertible debt securities) of foreign and domestic insurers.

o The NATURAL RESOURCES PORTFOLIO is invested primarily in common stocks and convertible securities of natural resource companies, and in securities (typically debt securities or preferred stock) the terms of which are related to the market value of a natural resource.

Further information about the Series Fund portfolios can be found under THE PRUDENTIAL SERIES FUND, INC. on page 6 and in the attached prospectus for the Series Fund.

You have an additional option which is regulated differently from the other 15 because it is not an investment company registered under the Investment Company Act of 1940. This is a FIXED-RATE OPTION that increases the portion of your Contract Fund allocated to this option at a guaranteed rate of interest.

Thus your Contract Fund value changes every day depending upon the change in the value of the particular portfolios (or fixed-rate option) that you have selected for the investment of your Contract Fund.


Although the selection of any of the subaccounts offers the possibility that your Contract Fund value will increase if there is favorable investment performance, you are subject to the risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See WHICH INVESTMENT OPTION SHOULD BE SELECTED?, page 7. If you select the fixed-rate option, you are credited with a declared rate or rates of interest but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 4%.


The Prudential deducts certain charges from each premium payment and from the amounts held in the designated investment options. These charges, which are largely designed to cover insurance costs and risks as well as sales and administrative expenses, are fully described under CHARGES AND EXPENSES, on page
16. In brief, and subject to that fuller description, the following diagram outlines the maximum charges which may be made:

--------------------------------------------------------------------------------
                        DEDUCTIONS FROM PREMIUM PAYMENTS
              o  A charge of up to 7.5% is deducted for any taxes
                 attributable to premiums.
              o  A charge for sales expenses is deducted (this charge
                 depends upon the Contract year and the amount paid
                 during that year and disappears after the twentieth year).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 DAILY CHARGES
  o  Management fees and expenses are deducted from the assets of the Series
     Fund.
  o  A daily charge equivalent to an annual rate of up to 0.9% is deducted from the assets of the variable investment options for mortality and expense risks.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                MONTHLY CHARGES
  o The Contract Fund is reduced by a monthly administrative charge of up to $7.50 per Contract and $0.07 per $1,000 of basic insurance amount in the first Contract year; for Contract years after the first, the $0.07 per $1,000 portion of the charge drops to $0.01 per $1,000 of basic insurance amount.
  o  A cost of insurance ("COI") charge is deducted.
  o The Contract Fund is reduced by a Death Benefit Guarantee risk charge of up to $0.01 per $1,000 of the basic insurance amount.
  o If the Contract includes riders, a deduction from the Contract Fund will be made for charges applicable to those riders
  o If the rating class of an insured results in an extra charge, that charge will be deducted from the Contract Fund.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               ADDITIONAL CHARGES
  o An administrative processing charge of up to $25 is made in connection with any withdrawals.
  o Although no such charge is currently being made, we reserve the right to charge up to $25 for each decrease in basic insurance amount.
  o An administrative processing charge of up to $25 will be made for each transfer exceeding twelve in any Contract year.
--------------------------------------------------------------------------------

There are two types of death benefit available. You may choose a Contract with a fixed insurance amount under which the cash surrender value varies daily with investment experience, and the basic insurance amount chosen by you at the outset does not change. However, the Contract Fund may grow to a point where the insurance amount may increase and vary with investment experience. If you choose a Contract with a variable insurance amount, the cash surrender value and the insurance amount both vary with investment experience. For either type of insurance amount, as long as the Contract is in force, the insurance amount will never be less than the basic insurance amount shown in your Contract. See TYPE OF INSURANCE AMOUNT, page 9.

The Contract is a flexible premium contract--there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, the timing and amount of premium payments is discretionary and the Contract will remain in force provided that the Contract Fund is sufficient to cover the charges. However, if the premiums you pay on an accumulated basis are high enough, and Contract debt does not exceed the Contract Fund, The Prudential guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. There are two guarantees available, one that last for the lifetime of the Contract and another that lasts for a stated, reasonably lengthy period. The guarantee for the life of the Contract requires higher premium payments. See PREMIUMS, page 11, DEATH BENEFIT GUARANTEE, page 12 and LAPSE AND REINSTATEMENT, page 29.

While you decide when to make premium payments and, subject to a $25 minimum, in what amounts, we do offer and suggest regular billing of premiums. When applying for the Contract, you should discuss with your Prudential representative if you would like to be billed, how frequently and for what amount. See PREMIUMS, page 11.

For a limited time, a Contract may be returned for a refund in accordance with the terms of its "free look" provision. See SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK," page 8.

This Summary provides only a brief overview of the more significant aspects of the Contract. Further detail is provided in the subsequent sections of this prospectus and in the Contract. The Contract, including the application attached to it, constitutes the entire agreement between the owner and The Prudential and should be retained.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

                  GENERAL INFORMATION ABOUT THE PRUDENTIAL, THE
                  PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT, AND
                    THE VARIABLE INVESTMENT OPTIONS AVAILABLE
                               UNDER THE CONTRACT

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

The Prudential Insurance Company of America ("The Prudential") is a mutual insurance company, founded in 1875 under the laws of the State of New Jersey. We are licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states. These Contracts are not offered in any state in which the necessary approvals have not yet been obtained.

The Prudential's consolidated financial statements begin on page B1 and should be considered only as bearing upon The Prudential's ability to meet its obligations under the Contracts.

THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

The Prudential Variable Appreciable Account (the "Account") was established on August 11, 1987 under New Jersey law as a separate investment account. The Account meets the definition of a "separate account" under the federal securities laws. The Account holds assets that are segregated from all of The Prudential's other assets.

The obligations to Contract owners and beneficiaries arising under the Contract are general corporate obligations of The Prudential. The Prudential is also the legal owner of the assets in the Account. The Prudential will at all times maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets may not be charged with liabilities which arise from any other business The Prudential conducts. In addition to these assets, the Account's assets may include funds contributed by The Prudential to commence operation of the Account and may include accumulations of the charges The Prudential makes against the Account. From time to time these additional assets may be withdrawn by The Prudential.

The Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policies or practices of the Account. For state law purposes, the Account is treated as a part or division of The Prudential. The Account's financial statements begin on page A1.

Currently, you may invest in one or a combination of fifteen available subaccounts within the Account, each of which invests in a single corresponding portfolio of The Prudential Series Fund, Inc. Additional subaccounts may be added in the future.

THE PRUDENTIAL SERIES FUND, INC.

The Prudential Series Fund, Inc. (the "Series Fund") is registered under the 1940 Act as an open-end diversified management investment company. Its shares are currently sold only to separate accounts of The Prudential and certain subsidiary insurers that offer variable life insurance and variable annuity contracts. The Account will purchase and redeem shares from the Series Fund at net asset value. Shares will be redeemed to the extent necessary for The Prudential to provide benefits under the Contract and to transfer assets from one subaccount to another, as requested by Contract owners. Any dividend or capital gain distribution received from a portfolio of the Series Fund will be reinvested immediately at net asset value in shares of that portfolio and retained as assets of the corresponding subaccount.

The Prudential is the investment advisor for the assets of each of the portfolios of the Series Fund. The Prudential's principal business address is Prudential Plaza, Newark, New Jersey 07102-3777. The Prudential has a Service Agreement with its wholly-owned subsidiary The Prudential Investment Corporation ("PIC"), which provides that, subject to The Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Series Fund. In addition, The Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary Jennison Associates Capital Corporation ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Growth Stock Portfolio. Further detail is provided in the prospectus and statement of additional information for the Series Fund. The Prudential, PIC, and Jennison are registered as investment advisors under the Investment Advisers Act of 1940.

As an investment advisor, The Prudential charges the Series Fund a daily investment management fee as compensation for its services. The following table shows the investment management fee charged for each portfolio of the Series Fund available to you.

-------------------------------------------------------------------------------
                                                              ANNUAL INVESTMENT
PORTFOLIO                                                     MANAGEMENT FEE AS
                                                               A PERCENTAGE OF
                                                              AVERAGE DAILY NET
                                                                   ASSETS
-------------------------------------------------------------------------------
Stock Index Portfolio ........................................      0.35%
Money Market Portfolio .......................................      0.40%
Bond Portfolio ...............................................      0.40%
Government Securities Portfolio ..............................      0.40%
Zero Coupon Bond Portfolios ..................................      0.40%
High Dividend Stock Portfolio ................................      0.40%
Small Capitalization Stock Portfolio .........................      0.40%
Common Stock Portfolio .......................................      0.45%
Natural Resources Portfolio ..................................      0.45%
High Yield Bond Portfolio ....................................      0.55%
Conservatively Managed Flexible Portfolio ....................      0.55%
Aggressively Managed Flexible Portfolio ......................      0.60%
Growth Stock Portfolio .......................................      0.60%
Global Equity Portfolio ......................................      0.75%
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In addition to the investment management fee, each portfolio incurs certain expenses, such as accounting and custodian fees. The Prudential, on a non-guaranteed basis, makes daily adjustments that will offset the effect on Contract owners of some of these expenses to ensure that the portfolio expenses indirectly borne by a Contract owner investing in the Zero Coupon Bond Portfolios will not exceed the investment management fee.

It is conceivable that in the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual fund. Although neither the companies which invest in the Series Fund, nor the Series Fund currently foresees any such disadvantage, the Series Fund's Board of Directors intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. Material conflicts could result from such things as:
(1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Series Fund; or (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

A FULL DESCRIPTION OF THE SERIES FUND, ITS INVESTMENT OBJECTIVES, MANAGEMENT, POLICIES, AND RESTRICTIONS, ITS EXPENSES, THE RISKS ATTENDANT TO INVESTMENT THEREIN--INCLUDING ANY RISKS ASSOCIATED WITH INVESTMENT IN THE HIGH YIELD BOND PORTFOLIO, AND ALL OTHER ASPECTS OF ITS OPERATION IS CONTAINED IN THE ATTACHED PROSPECTUS FOR THE SERIES FUND AND IN ITS STATEMENT OF ADDITIONAL INFORMATION, WHICH SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE MET.

WHICH INVESTMENT OPTION SHOULD BE SELECTED?

Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of short or long-term debt securities, even though common stocks have been subject to much more dramatic changes in value over short periods of time. Accordingly, the Stock Index, High Dividend Stock, Common Stock, Growth

Stock, Small Capitalization Stock, Global Equity or Natural Resources Portfolios may be desirable options if you are willing to accept such volatility in your Contract values. Each of these equity portfolios involves somewhat different policies and investment risks.

You may prefer the somewhat greater protection against loss of principal (and reduced chance of high total return) provided by the Government Securities or Bond Portfolios. There may be times when you desire even greater safety of principal and may then prefer the Money Market Portfolio or the fixed-rate option, recognizing that the level of short-term rates may change rather rapidly. Money invested in a Zero Coupon Bond Portfolio and held to its liquidation date will realize a predictable return, although the portfolio's value may fluctuate significantly with changes in interest rates prior to its liquidation date. If you are willing to take risks and possibly achieve a higher total return, you may prefer the High Yield Bond Portfolio, recognizing that with higher yielding, lower quality bonds the risks are greater. You may wish to divide your invested premium among two or more of the portfolios. You may wish to obtain diversification by relying on The Prudential's judgment for an appropriate asset mix by choosing the Conservatively Managed Flexible or Aggressively Managed Flexible Portfolios.

You should make a choice that takes into account how willing you are to accept investment risks, the manner in which your other assets are invested, and your own predictions about what investment results are likely to be in the future. The Prudential does recommend AGAINST frequent transfers among the several investment options as experience generally indicates that "market timing" investing, particularly by non-professional investors, is likely to prove unsuccessful.

                            DETAILED INFORMATION FOR
                           PROSPECTIVE CONTRACT OWNERS

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

The minimum basic insurance amount that can be applied for is $250,000. The Contract may be issued on two insureds each between the ages of 20 and 85. Before issuing any Contract, The Prudential requires evidence of insurability on each insured which may include a medical examination. Non-smokers are offered the most favorable cost of insurance rates. A higher cost of insurance rate and/or additional charge is charged if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK"

Generally, you may return the Contract for a refund within 10 days after you receive it, within 45 days after Part I of the application for insurance is signed or within 10 days after The Prudential mails or delivers a Notice of Withdrawal Right, whichever is latest. Some states allow a longer period of time during which a Contract may be returned for a refund. A refund can be requested by mailing or delivering the Contract to the representative who sold it or to The Prudential Home Office specified in the Contract. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, plus or minus any change due to investment experience in the value of the invested portion of the premiums, calculated as if no charges had been made against the Account or the Series Fund. However, if applicable law so requires, if you exercise your short-term cancellation right, you will receive a refund of all premium payments made, with no adjustment for investment experience.

TYPE OF INSURANCE AMOUNT

You may select either of two types of insurance amount. Generally, a Contract with a fixed insurance amount has an insurance amount equal to the basic insurance amount. The death benefit of this type does not vary with the investment performance of the investment options selected by you, except in certain circumstances. See HOW A FIXED INSURANCE AMOUNT CONTRACT'S DEATH BENEFIT WILL VARY, page 19. Favorable investment results of the variable investment options to which the assets related to the Contract are allocated and payment of additional premiums will generally result in increases in the cash surrender value. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 18.

A Contract with a variable insurance amount has an insurance amount which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a component of the insurance amount, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Contract with a fixed insurance amount. This is because, given two Contract with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Contract with a variable insurance amount will be greater. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 18 and HOW A VARIABLE INSURANCE AMOUNT CONTRACT'S DEATH BENEFIT WILL VARY, page 20. Unfavorable investment performance will result in decreases in the insurance amount and in the cash surrender value. But, as long as the Contract is not in default and there is no Contract debt, the death benefit may not fall below the basic insurance amount stated in the Contract.

In choosing an insurance amount type, you should also consider whether you intend to use the withdrawal feature. Purchasers of Contracts with a fixed insurance amount should note that any withdrawal may result in a reduction of the basic insurance amount. In addition, we will not allow you to make a withdrawal that will decrease the insurance amount below the minimum basic insurance amount. See WITHDRAWALS, page 22.

Here are two examples of how the death benefit and cash surrender values may vary for Contracts with fixed and variable insurance amounts. The graphs are based on the same assumptions as the illustrations shown on pages T-1 through T-4. Specifically, a Contract with a basic insurance amount of $1,000,000 has been issued on the lives of a 55 year old male and a 50 year old female, both non-smokers, with no extra risks or substandard ratings, and no extra benefit riders added to the Contract. The first chart assumes that the target premium amount (see PREMIUMS, page 11) is paid on each Contract anniversary, no loans are taken, current charges will continue for the indefinite future, and there is a uniform gross annual rate of return of 8%. The second chart makes the same assumptions, except that it assumes that the maximum charges permitted by the Contract are made.

            Current contractual charges, 8% Gross Investment Return

                               [GRAPHIC OMITTED]






            Maximum contractual charges, 8% Gross Investment Return

                               [GRAPHIC OMITTED]





The way in which the cash surrender values and death benefits will change depends significantly upon the investment results that are actually achieved.

CHANGING THE TYPE OF INSURANCE AMOUNT

Subject to The Prudential's approval, you may change the type of insurance amount. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change. There may be times when a change from one type of insurance amount to the other may be desirable. You should consult your Prudential representative from time to time about the choices available to you under the Contract.

If you are changing your Contract's type of insurance amount from fixed to variable, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place. The basic amount after the change may not be lower than the minimum basic insurance amount applicable to the Contract. If you are changing from a variable to a fixed insurance amount, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place. This is illustrated in the following chart.


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                                 CHANGING THE                            CHANGING THE
                               INSURANCE AMOUNT                        INSURANCE AMOUNT
                                     FROM                                    FROM
                         FIXED (RIGHT ARROW) VARIABLE             VARIABLE (RIGHT ARROW) FIXED
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BASIC INSURANCE
    AMOUNT             $300,000 (Right Arrow) $250,000           $300,000 (Right Arrow) $350,000

 CONTRACT FUND          $50,000 (Equal Sign)  $50,000             $50,000 (Equal Sign)  $50,000

 DEATH BENEFIT*        $300,000 (Equal Sign)  $300,000           $350,000 (Equal Sign)  $350,000

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* assuming there is no Contract debt
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To request a change, fill out an application for change which can be obtained from your Prudential representative or any of our offices. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may ask that you send us your Contract before making the change.

PREMIUMS

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. Thereafter, you decide when you would like to make premium payments and, subject to a $25 minimum, in what amounts. We reserve the right to refuse to accept any payment that increases the insurance amount by more than it increases the Contract Fund. See HOW A FIXED INSURANCE AMOUNT CONTRACT'S DEATH BENEFIT WILL VARY, page 19 and HOW A VARIABLE INSURANCE AMOUNT CONTRACT'S DEATH BENEFIT WILL VARY, page 20. There are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized, under the Internal Revenue Code, as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

Once the minimum initial premium payment is made, there are no required premiums. However, there are several types of "premium" which may help you understand how the Contract works.

MINIMUM INITIAL PREMIUM -- the premium needed to start the Contract. There is no insurance under this Contract unless the minimum initial premium is paid.

GUIDELINE PREMIUMS -- these are the premiums that, if paid at the beginning of each Contract year, will keep the Contract in force regardless of investment performance, assuming no loans or withdrawals. These guideline premiums will be higher for a Contract with a variable insurance amount than for a Contract with a fixed insurance amount. For a Contract with no riders or extra risk charges, these premiums will be level. If certain riders are included, the guideline premium may increase each year. Payment of guideline premiums at the beginning of each Contract year is one way to achieve the Lifetime Death Benefit Guarantee Values shown on the Contract data pages. See DEATH BENEFIT GUARANTEE, below. When you purchase a Contract, your Prudential representative can tell you the amount[s] of the guideline premium.

TARGET PREMIUMS -- these are the premiums that, if paid at the beginning of each Contract year, will keep the Contract in force during the Limited Death Benefit Guarantee period assuming no loans or withdrawals. As is the case with the guideline premium, for a Contract with no riders or extra risk charges, these premiums will be level. If certain riders are included, the target premium may increase each year. Payment of target premiums at the beginning of each Contract year is one way to achieve the Limited Death Benefit Guarantee Values shown on the Contract data pages. At the end of the Limited Death Benefit Guarantee period, continuation of the Contract will depend on the Contract Fund having sufficient money to cover all charges or meeting the conditions of the Lifetime DEATH BENEFIT GUARANTEE. See DEATH BENEFIT GUARANTEE, below. When you purchase a Contract, your Prudential representative can tell you the amount[s] of the target premium.

TARGET LEVEL PREMIUM -- For any Contract this is generally the target premium minus any premiums for single life riders or any premiums associated with aviation, avocation, occupational or temporary extras. We use the target level premium in calculating the sales load (as shown under ADJUSTMENTS TO PREMIUM PAYMENTS on your Contract's data pages). See CHARGES AND EXPENSES, page 16 and SALE OF THE CONTRACT AND SALES COMMISSIONS, page 26.

We can bill you for any amount you select annually, semi-annually, quarterly or monthly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain in force if either the Contract Fund is sufficient to pay all charges or if you have paid sufficient premiums on an accumulated basis to meet the conditions of the Death Benefit Guarantee and Contract debt is not equal to or greater than the Contract Fund. You may also pay premiums automatically through pre-authorized transfers from a bank checking account. If you elect to use this feature, you choose the frequency (monthly, quarterly, semi-annually or annually) and the amount of premiums paid.

When you apply for the Contract, you should discuss with your Prudential representative how frequently you would like to be billed (if at all) and for what amount.

DEATH BENEFIT GUARANTEE

Although you decide what premium amounts you wish to pay, payment of sufficient premium, on an accumulated basis, will guarantee that your policy will not lapse and a death benefit will be paid upon the second death of two insureds. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. However, the guarantee is contingent upon Contract debt never being equal to or greater than the Contract Fund. See CONTRACT LOANS, page 25. You should consider the importance of the Death Benefit Guarantee to you when deciding on what amounts of premiums to pay into the Contract.

For purposes of determining this guarantee, we calculate, and show in the Contract data pages, two sets of amounts--the Lifetime Death Benefit Guarantee Values and Limited Death Benefit Guarantee Values. These are not cash values that you can realize by surrendering the Contract, nor are they death benefits payable. They are values used solely to determine if a Death Benefit Guarantee is in effect. The Lifetime Death Benefit Guarantee Values are shown for the lifetime of the Contract. The Limited Death Benefit Guarantee Values are lower, but only apply for the length of the Limited Death Benefit Guarantee period.

The length of the Limited Death Benefit Guarantee period is determined on a case by case basis depending on things like the insureds' ages and extra rating class, if any. The length of the Limited Death Benefit Guarantee period applicable to your particular Contract is shown on the Contract data pages.


At the Contract date, and on each Monthly date, we calculate your Contract's "Accumulated Net Payments" as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

At each Monthly date within the Limited Death Benefit Guarantee period, we will compare your Accumulated Net Payments to the Limited Death Benefit Guarantee Value as of that date. After the Limited Death Benefit Guarantee period, we will compare your Accumulated Net Payments to the Lifetime Death Benefit Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the applicable (Lifetime or Limited) Death Benefit Guarantee Value and Contract debt does not exceed the Contract Fund, then the Contract is kept in force, regardless of the amount in the Contract Fund.

The Contract data pages show Lifetime Death Benefit Guarantee Values and Limited Death Benefit Guarantee Values as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

Guideline and target premiums are premium levels that, if paid at the start of each Contract year, correspond to the Lifetime and Limited Death Benefit Guarantee Values, respectively (assuming no withdrawals or loans). See PREMIUMS, page 11. They are one way of reaching the Death Benefit Guarantee Values; they are certainly not the only way.

Here is a table of typical guideline and target premiums (to the nearest dollar) along with corresponding Limited Death Benefit Guarantee periods. The examples assume the insureds are a male and a female, both of the same age, both non-smokers, with no extra risk or substandard ratings, and no extra benefit riders added to the Contract.



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                        BASIC INSURANCE AMOUNT--$250,000
                          ILLUSTRATIVE ANNUAL PREMIUMS
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                             GUIDELINE PREMIUM               TARGET PREMIUM
 AGE OF        TYPE OF        CORRESPONDING TO            CORRESPONDING TO THE
BOTH THE      INSURANCE            THE                   LIMITED DEATH BENEFIT
INSUREDS       AMOUNT         LIFETIME DEATH              GUARANTEE VALUES AND
AT ISSUE       CHOSEN        BENEFIT GUARANTEE             NUMBER OF YEARS OF
                                  VALUES                       GUARANTEE
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   45           Fixed              $3,713                 $2,218 for 39 years
   45          Variable           $13,906                 $2,218 for 37 years
   55           Fixed              $5,581                 $3,601 for 29 years
   55          Variable           $20,349                 $3,601 for 27 years
   65           Fixed              $9,618                 $7,212 for 22 years
   65          Variable           $30,787                 $7,212 for 20 years

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The Death Benefit Guarantee allows considerable flexibility as to the timing of premium payments. Your Prudential representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Death Benefit Guarantee Values.

You should consider carefully the value of maintaining the guarantee. It may be preferable for you to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis if the death benefit guarantee is desired for lifetime protection. For example, if you pay only enough premium to meet the Limited Death Benefit Guarantee Values, a substantial amount may be required to meet the Lifetime Death Benefit Guarantee Values in order to continue the guarantee at the end of the Limited Death Benefit Guarantee period. In addition, it is possible that the payment required to continue the guarantee after the Limited Death Benefit Guarantee period could exceed the premium payments allowed to be paid without causing the Contract to become a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.


CONTRACT DATE

When the first premium payment is paid with the application for a Contract, the Contract date will ordinarily be the later of the date of the application or the date of the medical examination. If the first premium is not paid with the application, the Contract date will ordinarily be 2 or 3 days after the application is approved by The Prudential so that it will coincide with the date on which the first premium is paid and the Contract is delivered. Under certain circumstances, we may allow the Contract to be back dated for the purpose of lowering one or both insureds' issue age[s], but only to a date not earlier than six months prior to the date of the application. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, the minimum initial premium will be treated as if it were received on the back-dated Contract date and the current death benefit and cash surrender value under the Contract will be equal to what they would have been had the Contract been issued on the Contract date and had all Contract charges been made.

ALLOCATION OF PREMIUMS

On the Contract date, the charge for sales expenses and the charge for taxes attributable to premiums are deducted from the initial premium. The remainder of the initial premium will be allocated on the Contract date among the subaccounts and/or the fixed-rate option according to your desired allocation as specified in the application form and the first monthly deductions are made. See CHARGES AND EXPENSES, page 16.

The invested portion of all subsequent premiums is placed in the selected investment option[s] when we receive them. Thus, to the extent that the receipt of the first premium precedes the Contract date, there will be a period during which the Contract owner's initial premium will not be invested. The charge for sales expenses and the charge for taxes attributable to premiums also apply to all subsequent premium payments (there is no charge for sales expenses after the twentieth Contract year); the remainder will be placed when received by The Prudential in the subaccount[s], or the fixed-rate option, in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Prudential Home Office or by telephoning that Home Office, unless you ask that transfers by telephone not be made. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33 1/3% cannot. Of course, the total allocation to all selected investment options must equal 100%.

TRANSFERS

You may, up to twelve times in each Contract year, transfer amounts from one subaccount to another subaccount or to the fixed-rate option without charge. There is an administrative charge of up to $25 for each transfer made exceeding twelve in any Contract year. All or a portion of the amount credited to a subaccount may be transferred.

Transfers among subaccounts will take effect as of the end of the valuation period in which a proper transfer request is received at a Prudential Home Office. The request may be in terms of dollars, such as a request to transfer $10,000 from one subaccount to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Prudential Home Office, or by telephone, provided you are enrolled to use the Telephone Transfer System.

You will automatically be enrolled to use the Telephone Transfer System unless you elect not to have this privilege. We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. The Prudential cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

On the liquidation date of a Zero Coupon Bond Subaccount, all the shares held by it in the corresponding portfolio of the Series Fund will be redeemed and the proceeds of the redemption applicable to each Contract will be transferred to the Money Market Subaccount unless the Contract owner directs that it be transferred to another investment option[s]. Affected Contract owners will be notified in writing and given the opportunity to transfer their proceeds to another subaccount or the fixed-rate option prior to the liquidation date.

Transfers from the fixed rate option are currently not restricted. However, on May 1, 1996 the following restrictions will take effect. Transfers from the fixed rate option will be permitted once each Contract year and only during the 30-day period beginning on the Contract anniversary. The maximum amount which may be transferred out of the fixed-rate option each year is the greater of: (a) 25% of the amount in the fixed-rate option; and (b) $2,000. These limits are subject to change in the future.

DOLLAR COST AVERAGING

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging ("DCA"). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the Money Market Subaccount into other investment options available under the Contract, excluding the fixed-rate option. You may choose to have periodic transfers made monthly, quarterly, semi-annually or annually.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designated provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, there is no charge for using the Dollar Cost Averaging feature. We reserve the right to change the requirements or discontinue the feature.

CHARGES AND EXPENSES

The total amount invested at any time under the Contract (the "Contract Fund") consists of the sum of the amount credited to the subaccounts, the amount allocated to the fixed-rate option, and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See Contract Loans, page 25. Most charges, although not all, are made by reducing the Contract Fund.

This section provides a detailed description of each charge that is described briefly in the chart on page 4, and an explanation of the purpose of the charge.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that The Prudential is entitled to make under the Contract. The "current charge" is the lower amount that The Prudential is now charging. However, if circumstances change, The Prudential reserves the right to increase each current charge, up to but to no more than the maximum charge, without giving any advance notice.

DEDUCTIONS FROM PREMIUM PAYMENTS

(a) A charge of up to 7.5% is deducted from each premium for taxes attributable to premiums. For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by The Prudential. That charge is currently made up of two parts. The first part is in an amount based on an average of state and local premium taxes. The current charge for this first part is 2.5% of the premium. The second part is for federal income taxes measured by premiums and it is currently equal to 1.25% of the premium. The Prudential believes that this charge is a reasonable estimate of an increase in its federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.


(b) A charge for sales expenses will be deducted from premium payments made during the first twenty Contract years. This charge, often called a sales load, is deducted to compensate us for things like the costs The Prudential incurs in selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature. The charge is expressed as a percentage of premium. The charge is equal to 30% of premiums paid in the first Contract year up to the amount of the target level premium (see Premiums, page 11) and 4% of premiums paid in excess of the target level premium. For Contract years 2 through 20, the charge is equal to 7.5% of the premiums paid in each Contract year up to the target level premium and 4% of the premiums paid above the target level premium. Generally, if the average age of the insureds is 59 years or more, these charges may be reduced to comply with the requirements of certain provisions of the Investment Company Act of 1940 and rules adopted by the Securities and Exchange Commission.


    Paying less than the target level premium amount in the first Contract year or paying more than the target level premium amount in any Contract year could reduce your total sales load. For example, assume that a Contract has a target level premium of $12,097.49 and the Contract owner would like to pay ten target level premiums. If the Contract owner paid $24,194.98 (two times the amount of the target level premium in every other policy year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the sales load charge would be $9,677.99. If however, the Contract owner paid $12,097.49 in each of the first ten policy years, the total sales load would be $11,795.04.

    Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of target premium amounts to later years will adversely affect the Death Benefit Guarantee if the accumulated premium payments do not reach the accumulated values shown under your Contract's Limited Death Benefit Guarantee Values. See DEATH BENEFIT GUARANTEE, page
    12. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.


DEDUCTIONS FROM PORTFOLIOS

The Account purchases shares of the Series Fund at net asset value. The net asset value of those shares reflects portfolio management fees and expenses already deducted from the assets of the Series Fund. The fees and expenses for the Series Fund are briefly described under THE PRUDENTIAL SERIES FUND, INC. on page 6 in connection with the general description of the Series Fund. More detailed information is contained in the attached Series Fund prospectus.

DAILY DEDUCTION FROM THE CONTRACT FUND

Each day a charge is deducted from the assets of each of the subaccounts (the "variable investment options") in an amount equivalent to an effective annual rate of 0.9%. This charge is intended to compensate Prudential for assuming mortality and expense risks under the Contract. The mortality risk assumed is that the insureds may live for shorter periods of time than The Prudential estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than The Prudential estimated in fixing its administrative charges. The Prudential will realize a profit from this risk charge to the extent it is not needed to provide benefits and pay expenses under the Contracts. This charge is not assessed against amounts allocated to the fixed-rate option.

MONTHLY DEDUCTIONS FROM CONTRACT FUND

The following monthly charges are deducted proportionately from the dollar amounts held in each of the chosen investment option[s].

a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records and communicating with Contract owners. In the first year, this charge consists of $5 per Contract plus $0.07 per $1,000 of basic insurance amount. In all subsequent years, this charge will be $5 per Contract. The Prudential reserves the right, however, to increase these charges to $7.50 per Contract plus $0.07 per $1,000 of basic insurance amount in the first Contract year and $7.50 per Contract plus $0.01 per $1,000 of basic insurance amount in later years.

   For example, a Contract with a basic insurance amount of $250,000 would currently have a charge equal to $5 plus $17.50 for a total of $22.50 per month for the first Contract year and $5 per month in all later years. The maximum charge for this same Contract would be $7.50 plus $17.50 for a total of $25 per month during the first Contract year. In later years, the maximum charge would be $7.50 plus $2.50 for a total of $10 per month.

b) A cost of insurance ("COI") charge is deducted. Upon the second death of two insureds, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund - significantly larger if both insureds died in the early years of the Contract. The cost of insurance charges collected from all Contract owners enables The Prudential to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's insurance amount exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon both insureds' current attained age, sex, smoking status, and extra rating class, if any.

   For current COI charges, we use rates that are generally lower than the maximum if both insureds are 36 years of age or older.

c) A charge of $0.01 per $1,000 of basic insurance amount is made to compensate The Prudential for the risk we assume by providing the Death Benefit Guarantee feature. See DEATH BENEFIT GUARANTEE, page 12.

d) You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted.

e) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

TRANSACTION CHARGES

(a) An administrative processing charge of $10 is made in connection with each withdrawal. We reserve the right to increase this charge up to $25 for each withdrawal.

b) No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25 for each decrease.

(c) An administrative processing charge of up to $25 will be made for each transfer exceeding 12 in any Contract year.

HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY

You may surrender the Contract for its net cash value. The Contract's cash surrender value on any date will be the Contract Fund, defined under CHARGES AND EXPENSES on page 16, reduced by any Contract debt. See CONTRACT LOANS, page 25. The Contract Fund value changes daily, reflecting increases or decreases in the value of the Series Fund portfolios in which the assets of the subaccount[s] have been invested, interest credited on any amounts allocated to the fixed-rate option, interest credited on any loan, and by the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under CHARGES AND EXPENSES. Upon request, The Prudential will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance.

The tables on pages T1 through T4 of this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying target premium amounts (see PREMIUMS, page 11), assuming hypothetical uniform investment results in the Series Fund portfolios. Two of the tables assume current charges will be made throughout the lifetime of the Contract and two tables assume maximum charges will be made. See ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 23.

HOW A FIXED INSURANCE AMOUNT CONTRACT'S DEATH BENEFIT WILL VARY

As noted above, there are two types of the Contract, a fixed insurance amount and a variable insurance amount. The death benefit under a Contract with a variable insurance amount varies with investment performance while the death benefit under a Contract with a fixed insurance amount does not, unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under a Contract with a fixed insurance amount, the death benefit is equal to the basic insurance amount, reduced by any Contract debt. See CONTRACT LOANS, page 25. If the Contract is kept in force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where The Prudential will increase the insurance amount in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. Thus, assuming no Contract debt, the death benefit under a Contract with a fixed insurance amount will always be the greater of: (1) the basic insurance amount; and (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have an insurance amount large enough to be treated as life insurance for tax purposes under current law.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $1,000,000 fixed insurance amount Contract was issued when the younger insured was age 35 and there is no Contract debt.

                             FIXED INSURANCE AMOUNT
-------------------------------------------------------------------------------
             IF                                     THEN
-------------------------------------------------------------------------------
                                                THE CONTRACT
   THE                              THE             FUND
 YOUNGER          AND THE         ATTAINED      MULTIPLIED BY       AND THE
INSURED IS       CONTRACT        AGE FACTOR      THE ATTAINED        DEATH
   AGE            FUND IS           IS          AGE FACTOR IS      BENEFIT IS
-------------------------------------------------------------------------------
   40            $100,000           5.7             570,000        $1,000,000
   40            $200,000           5.7           1,140,000        $1,140,000
   40            $300,000           5.7           1,710,000        $1,710,000*
-------------------------------------------------------------------------------
   60            $300,000           2.8             840,000        $1,000,000
   60            $400,000           2.8           1,120,000        $1,120,000*
   60            $600,000           2.8           1,680,000        $1,680,000*
-------------------------------------------------------------------------------
   80            $600,000           1.5             900,000        $1,000,000
   80            $700,000           1.5           1,050,000        $1,050,000*
   80            $800,000           1.5           1,200,000        $1,200,000*
-------------------------------------------------------------------------------
* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance. At this point, any additional premium payment will increase the insurance amount by more than it increases the Contract Fund.
-------------------------------------------------------------------------------

This means, for example, that if the younger insured has reached the age of 60, and the Contract Fund is $400,000, the death benefit will be $1,120,000, even though the original basic insurance amount was $1,000,000. In this situation, for every $1 increase in the Contract Fund, the insurance amount (and therefore the death benefit) will be increased by $2.80. We reserve the right to refuse to accept any premium payment that increases the insurance amount by more than it increases the Contract Fund. If we exercise this right, it may in certain situations result in the loss of the death benefit guarantee.

HOW A VARIABLE INSURANCE AMOUNT CONTRACT'S DEATH BENEFIT WILL VARY

Under a Contract with a variable insurance amount, while the Contract is in force, the death benefit will never be less than the basic insurance amount reduced by any Contract debt, but will also vary, immediately after it is issued, with the investment results of the selected investment options. The insurance amount may be further increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. Thus, assuming no Contract debt, the death benefit will always be the greater of: (1) the basic insurance amount plus the Contract Fund; and (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have an insurance amount large enough to be treated as life insurance for tax purposes under current law.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $1,000,000 variable insurance amount Contract was issued when the younger insured was age 35 and there is no Contract debt.

                            VARIABLE INSURANCE AMOUNT
-------------------------------------------------------------------------------
             IF                                     THEN
-------------------------------------------------------------------------------
                                                THE CONTRACT
   THE                              THE             FUND
 YOUNGER          AND THE         ATTAINED      MULTIPLIED BY       AND THE
INSURED IS       CONTRACT        AGE FACTOR      THE ATTAINED        DEATH
   AGE            FUND IS           IS          AGE FACTOR IS      BENEFIT IS
-------------------------------------------------------------------------------
   40            $100,000           5.7             570,000        $1,100,000
   40            $200,000           5.7           1,140,000        $1,200,000
   40            $300,000           5.7           1,710,000        $1,710,000*
-------------------------------------------------------------------------------
   60            $300,000           2.8             840,000        $1,300,000
   60            $400,000           2.8           1,120,000        $1,400,000
   60            $600,000           2.8           1,680,000        $1,680,000*
-------------------------------------------------------------------------------
   80            $600,000           1.5             900,000        $1,600,000
   80            $700,000           1.5           1,050,000        $1,700,000
   80            $800,000           1.5           1,200,000        $1,800,000
-------------------------------------------------------------------------------
* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance. At this point, any additional premium payment will increase the insurance amount by more than it increases the Contract Fund.
-------------------------------------------------------------------------------

This means, for example, that if the younger insured has reached the age of 60, and the Contract Fund is $600,000, the death benefit will be $1,680,000, even though the original basic insurance amount was $1,000,000. In this situation, for every $1 increase in the Contract Fund, the insurance amount (and therefore the death benefit) will be increased by $2.80. We reserve the right to refuse to accept any premium payment that increases the insurance amount by more than it increases the Contract Fund. If we exercise this right, it may in certain situations result in the loss of the death benefit guarantee.

PARTICIPATION IN DIVISIBLE SURPLUS

The Contract is eligible to be credited with part of The Prudential's divisible surplus attributable to the Contracts ("dividends"), as determined annually by The Prudential's Board of Directors. However, we do not expect to pay any dividends to Contract owners of the Contracts while they remain in force because favorable investment performance will be reflected in Contract values and because we intend, if experience indicates that current charges are greater than needed to cover expenses, to reduce those charges further so that there will be no source of distributable surplus attributable to these Contracts.

SURRENDER OF A CONTRACT

A Contract may be surrendered for its cash surrender value while one or both of the insureds is living. To surrender a Contract, you must deliver or mail it, together with a written request, to a Prudential Home Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in the Home Office. Surrender of a Contract may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

WITHDRAWALS

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. The amount that you may withdraw is limited by the requirement that the cash surrender value after the withdrawal may not be zero or less than zero after deducting the next monthly charges. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal equal to $10. The Prudential, however, reserves the right to increase this charge up to $25. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

Whenever a withdrawal is made, the insurance amount and therefore the death benefit payable will immediately be reduced by at least the amount of the withdrawal. For a Contract with a variable insurance amount, this will not change the basic insurance amount. However, under a Contract with a fixed insurance amount, the resulting reduction in insurance amount usually requires a reduction in the basic insurance amount. No withdrawal will be permitted under a Contract with a fixed insurance amount if it would result in a basic insurance amount of less than the minimum basic insurance amount. It is important to note, however, that if the insurance amount is decreased at any time during the life of the Contract, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 26. Before making any withdrawal which causes a decrease in insurance amount, you should consult with your Prudential representative.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn and the fee for the withdrawal. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise.

Withdrawal of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide for benefits under the Contract. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in force under the Death Benefit Guarantee. This is because, for purposes of determining whether a lapse has occurred, The Prudential treats withdrawals as a return of premium. Therefore, withdrawals decrease the accumulated net payments. See DEATH BENEFIT GUARANTEE, page 12.

DECREASES IN BASIC INSURANCE AMOUNT

As explained earlier, you may make a withdrawal (see WITHDRAWALS, above). You also have the additional option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will thus be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance, without decreasing their current cash surrender value. The cash surrender value of the Contract on the date of the decrease will not change, except that an administrative processing fee of up to $25 may be deducted. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease.

The minimum permissible decrease for your Contract is shown under CONTRACT LIMITATIONS in the data pages of your Contract. The basic insurance amount after the decrease may not be lower than the minimum basic insurance amount. No reduction will be permitted if it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the

Internal Revenue Code. A decrease will not take effect if at least one insured is not living on the effective date.

It is important to note, however, that if the basic insurance amount is decreased at any time during the life of the Contract, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 26. Before requesting any decrease in basic insurance amount, you should consult with your Prudential representative.

WHEN PROCEEDS ARE PAID

The Prudential will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within 7 days after receipt at a Prudential Home Office of all the documents required for such a payment. Other than the death benefit, which is determined as of the date of the second death, the amount will be determined as of the end of the valuation period in which the necessary documents are received. However, The Prudential may delay payment of proceeds from the subaccount[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed-rate option, The Prudential expects to pay the cash surrender value promptly upon request. However, The Prudential has the right to delay payment of such cash surrender value for up to 6 months (or a shorter period if required by applicable law). The Prudential will pay interest of at least 3% a year if it delays such a payment for more than 30 days (or a shorter period if required by applicable law).

ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS

The four tables that follow show how the death benefit and cash surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, each of which is described below. All four tables assume, first, that a Contract with a basic insurance amount of $1,000,000 has been bought by a 55 year old male and a 50 year old female, both non-smokers, with no extra risks or substandard ratings, and no extra benefit riders added to the Contract. It is assumed that the target premium amount (see PREMIUMS, page 11) is paid on each Contract anniversary and that no loans are taken. The first table (page T1) assumes that a fixed insurance amount Contract has been purchased and the second table (page T2) assumes that a variable insurance amount Contract has been purchased. Both assume that the current charges will continue for the indefinite future. The third and fourth tables (pages T3 and T4) are based upon the same assumptions except that it is assumed that the maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 16.

Another assumption is that the Contract Fund has been invested in equal amounts in each of the 15 available portfolios of the Series Fund and no portion of the Contract Fund has been allocated to the fixed-rate option. Finally, there are four assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return, that is, that the average value of the Contract Fund will uniformly be adversely affected by very unfavorable investment performance. The other three assumptions are that investment performance will be at a uniform gross annual rate of 4%, 8% and 12%. These, of course, are unrealistic assumptions since actual returns will fluctuate from year to year. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column in the following tables shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested in a savings account paying 4% compounded interest. Of course, if that were done, there would be no life insurance protection. The next four columns show the death benefit payable in each of the years shown for the four different assumed investment returns. Note that a gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of income and capital appreciation of the portfolios before any reduction is made for investment advisory fees or other Series Fund expenses. The net return reflects an average total annual expenses of the 15 portfolios of 0.59%, and the daily deduction from the Contract Fund of 0.9% per year. Thus, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -1.49%, 2.51%, 6.51% and 10.51% respectively. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Series Fund and under the Contract.

Note that under the variable insurance amount Contract the death benefit changes to reflect investment returns, while under the fixed insurance amount Contract the death benefit increases only if the Contract Fund becomes sufficiently large that an increase in the death benefit is necessary in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. See TYPE OF INSURANCE AMOUNT, page 9.

Following these illustrations are two pages (pages T5 and T6) showing internal rates of return (commonly referred to as IRRs) associated with the cash values and death benefits shown on the preceding four pages. IRRs are often employed by insurance companies to provide some indication of the rate of return that may be thought of as earned upon your "investment" in the Contract (the aggregate premiums paid) if the Contract were surrendered or if the insureds were to die. The IRR on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the premiums illustrated on the preceding pages could have been invested to arrive at the death benefit of the Contract. The IRR on the cash surrender value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested to arrive at the cash surrender value of the Contract. The IRRs on page T5 are based on the Contract values shown on pages T1 and T2. The IRRs on page T6 are based on the Contract values shown on pages T3 and T4.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 55 year old man and a 50 year old woman, may be useful for a 55 year old man and a 50 year old woman but would be inaccurate if made for insureds of other ages or sex. Your Prudential representative can provide you with a hypothetical illustration for your own age, sex, and rating class. You can obtain an illustration using premium amounts and payment patterns that you wish to follow. You may use assumed gross returns different than those shown in the tables, although currently they may not be higher than 10%.



                                                                 ILLUSTRATIONS
                                                                 -------------

                                                         VARIABLE SURVIVORSHIP CONTRACT
                                                            FIXED INSURANCE AMOUNT
                                                          MALE PREFERRED ISSUE AGE 55
                                                         FEMALE PREFERRED ISSUE AGE 50
                                                             $1,000,000 DEATH BENEFIT
                                                        $12,097.49 ANNUAL PREMIUM PAYMENT
                                                       USING CURRENT CONTRACTUAL CHARGES

                                           DEATH BENEFIT (1)                                   CASH SURRENDER VALUE (1)
                          ----------------------------------------------------  ----------------------------------------------------
                                 ASSUMING HYPOTHETICAL GROSS (AND NET)                 ASSUMING HYPOTHETICAL GROSS (AND NET)
              PREMIUMS               ANNUAL INVESTMENT RETURN OF                          ANNUAL INVESTMENT RETURN OF
 END OF     ACCUMULATED   ----------------------------------------------------  ----------------------------------------------------
 POLICY   AT 4% INTEREST    0% GROSS     4% GROSS     8% GROSS     12% GROSS      0% GROSS     4% GROSS     8% GROSS     12% GROSS
  YEAR       PER YEAR     (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)  (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)
 ------   --------------  ------------  -----------  -----------  ------------  ------------  -----------  -----------  ------------
   1        $   12,581     $1,000,000   $1,000,000   $1,000,000   $ 1,000,000     $  6,872     $  7,171    $    7,469    $    7,768
   2        $   25,666     $1,000,000   $1,000,000   $1,000,000   $ 1,000,000     $ 17,132     $ 18,137    $   19,167    $   20,221
   3        $   39,274     $1,000,000   $1,000,000   $1,000,000   $ 1,000,000     $ 27,207     $ 29,347    $   31,593    $   33,949
   4        $   53,426     $1,000,000   $1,000,000   $1,000,000   $ 1,000,000     $ 37,092     $ 40,798    $   44,788    $   49,079
   5        $   68,145     $1,000,000   $1,000,000   $1,000,000   $ 1,000,000     $ 46,781     $ 52,487    $   58,792    $   65,748
   6        $   83,452     $1,000,000   $1,000,000   $1,000,000   $ 1,000,000     $ 56,266     $ 64,408    $   73,646    $   84,108
   7        $   99,372     $1,000,000   $1,000,000   $1,000,000   $ 1,000,000     $ 65,536     $ 76,555    $   89,393    $  104,325
   8        $  115,928     $1,000,000   $1,000,000   $1,000,000   $ 1,000,000     $ 74,578     $ 88,918    $  106,078    $  126,581
   9        $  133,146     $1,000,000   $1,000,000   $1,000,000   $ 1,000,000     $ 83,379     $101,486    $  123,746    $  151,075
  10        $  151,054     $1,000,000   $1,000,000   $1,000,000   $ 1,000,000     $ 91,920     $114,242    $  142,441    $  178,028
  15        $  251,925     $1,000,000   $1,000,000   $1,000,000   $ 1,000,000     $129,900     $180,129    $  253,068    $  359,208
  20        $  374,650     $1,000,000   $1,000,000   $1,000,000   $ 1,320,783     $156,491     $246,321    $  397,402    $  650,632
  25        $  523,963     $1,000,000   $1,000,000   $1,027,335   $ 1,934,268     $166,631     $309,380    $  590,422    $1,111,648
  30        $  705,626     $1,000,000   $1,000,000   $1,263,815   $ 2,744,995     $132,085     $345,683    $  831,457    $1,805,918
  35        $  926,647     $        0(2)$1,000,000   $1,515,454   $ 3,824,363     $      0(2)  $313,008    $1,114,304    $2,812,032
  40        $1,195,553     $        0   $1,000,000   $1,788,050   $ 5,271,183     $      0     $116,508    $1,441,975    $4,250,954
  45        $1,522,718     $        0   $        0(2)$2,119,947   $ 7,333,096     $      0     $      0(2) $1,843,432    $6,376,605
  50        $1,920,764     $        0   $        0   $2,512,908   $10,239,676     $      0     $      0    $2,416,258    $9,845,843

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0% the Contract would go into default in policy year 35.

     Based on a gross return of 4% the Contract would go into default in policy year 42.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY THE PRUDENTIAL OR THE SERIES FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T1





                                                        VARIABLE SURVIVORSHIP CONTRACT
                                                           VARIABLE INSURANCE AMOUNT
                                                          MALE PREFERRED ISSUE AGE 55
                                                         FEMALE PREFERRED ISSUE AGE 50
                                                            $1,000,000 DEATH BENEFIT
                                                        $12,097.50 ANNUAL PREMIUM PAYMENT
                                                        USING CURRENT CONTRACTUAL CHARGES

                                           DEATH BENEFIT (1)                                   CASH SURRENDER VALUE (1)
                          ----------------------------------------------------  ----------------------------------------------------
                                  ASSUMING HYPOTHETICAL GROSS (AND NET)               ASSUMING HYPOTHETICAL GROSS (AND NET)
            PREMIUMS                 ANNUAL INVESTMENT RETURN OF                          ANNUAL INVESTMENT RETURN OF
 END OF    ACCUMULATED    ----------------------------------------------------  ----------------------------------------------------
 POLICY   AT 4% INTEREST    0% GROSS     4% GROSS     8% GROSS     12% GROSS      0% GROSS     4% GROSS     8% GROSS     12% GROSS
  YEAR       PER YEAR     (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)  (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)
 ------   --------------  ------------  -----------  -----------  ------------  ------------  -----------  -----------  ------------
   1        $   12,581     $1,006,872   $1,007,171   $1,007,469    $1,007,768     $  6,872     $  7,171     $  7,469    $    7,768
   2        $   25,666     $1,017,131   $1,018,136   $1,019,166    $1,020,220     $ 17,131     $ 18,136     $ 19,166    $   20,220
   3        $   39,274     $1,027,204   $1,029,344   $1,031,590    $1,033,945     $ 27,204     $ 29,344     $ 31,590    $   33,945
   4        $   53,426     $1,037,085   $1,040,790   $1,044,779    $1,049,069     $ 37,085     $ 40,790     $ 44,779    $   49,069
   5        $   68,145     $1,046,767   $1,052,470   $1,058,773    $1,065,727     $ 46,767     $ 52,470     $ 58,773    $   65,727
   6        $   83,452     $1,056,239   $1,064,376   $1,073,609    $1,084,065     $ 56,239     $ 64,376     $ 73,609    $   84,065
   7        $   99,372     $1,065,488   $1,076,498   $1,089,326    $1,104,245     $ 65,488     $ 76,498     $ 89,326    $  104,245
   8        $  115,928     $1,074,500   $1,088,823   $1,105,963    $1,126,440     $ 74,500     $ 88,823     $105,963    $  126,440
   9        $  133,146     $1,083,257   $1,101,334   $1,123,556    $1,150,838     $ 83,257     $101,344     $123,556    $  150,838
  10        $  151,054     $1,091,737   $1,114,008   $1,142,141    $1,177,644     $ 91,737     $114,008     $142,141    $  177,644
  15        $  251,925     $1,128,931   $1,178,730   $1,251,032    $1,356,234     $128,931     $178,730     $251,032    $  356,234
  20        $  374,650     $1,152,997   $1,240,584   $1,387,831    $1,636,984     $152,997     $240,584     $387,831    $  636,984
  25        $  523,963     $1,156,514   $1,290,208   $1,553,254    $2,075,818     $156,514     $290,208     $553,254    $1,075,818
  30        $  705,626     $1,108,104   $1,289,916   $1,718,380    $2,732,001     $108,104     $289,916     $718,380    $1,732,001
  35        $  926,647     $        0(2)$1,176,628   $1,821,216    $3,679,110     $      0(2)  $176,628     $821,216    $2,679,110
  40        $1,195,553     $        0   $        0(2)$1,765,392    $5,026,057     $      0     $      0(2)  $765,392    $4,026,057
  45        $1,522,718     $        0   $        0   $1,435,413    $6,973,750     $      0     $      0     $435,413    $5,973,750
  50        $1,920,764     $        0   $        0   $        0(2) $9,752,626     $      0     $      0     $      0(2) $8,752,626

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0% the Contract would go into default in policy year 35.

     Based on a gross return of 4% the Contract would go into default in policy year 39.

     Based on a gross return of 8% the Contract would go into default in policy year 48.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY THE PRUDENTIAL OR THE SERIES FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T2





                                                        VARIABLE SURVIVORSHIP CONTRACT
                                                            FIXED INSURANCE AMOUNT
                                                          MALE PREFERRED ISSUE AGE 55
                                                         FEMALE PREFERRED ISSUE AGE 50
                                                             $1,000,000 DEATH BENEFIT
                                                        $12,097.49 ANNUAL PREMIUM PAYMENT
                                                       USING MAXIMUM CONTRACTUAL CHARGES

                                            DEATH BENEFIT (1)                                   CASH SURRENDER VALUE (1)
                          ----------------------------------------------------  ----------------------------------------------------
                                   ASSUMING HYPOTHETICAL GROSS (AND NET)                 ASSUMING HYPOTHETICAL GROSS (AND NET)
              PREMIUMS                 ANNUAL INVESTMENT RETURN OF                          ANNUAL INVESTMENT RETURN OF
 END OF     ACCUMULATED   ----------------------------------------------------  ----------------------------------------------------
 POLICY    AT 4% INTEREST    0% GROSS     4% GROSS     8% GROSS     12% GROSS      0% GROSS     4% GROSS     8% GROSS    12% GROSS
  YEAR       PER YEAR     (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)  (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)
 ------   --------------  ------------  -----------  -----------  ------------  ------------  -----------  -----------  ------------
   1         $   12,581     $1,000,000   $1,000,000   $1,000,000    $1,000,000     $  6,372     $  6,651     $  6,930    $    7,209
   2         $   25,666     $1,000,000   $1,000,000   $1,000,000    $1,000,000     $ 15,963     $ 16,906     $ 17,871    $   18,859
   3         $   39,274     $1,000,000   $1,000,000   $1,000,000    $1,000,000     $ 25,313     $ 27,318     $ 29,422    $   31,629
   4         $   53,426     $1,000,000   $1,000,000   $1,000,000    $1,000,000     $ 34,402     $ 37,868     $ 41,600    $   45,614
   5         $   68,145     $1,000,000   $1,000,000   $1,000,000    $1,000,000     $ 43,210     $ 48,534     $ 54,421    $   60,917
   6         $   83,452     $1,000,000   $1,000,000   $1,000,000    $1,000,000     $ 51,711     $ 59,291     $ 67,897    $   77,650
   7         $   99,372     $1,000,000   $1,000,000   $1,000,000    $1,000,000     $ 59,877     $ 70,109     $ 82,043    $   95,934
   8         $  115,928     $1,000,000   $1,000,000   $1,000,000    $1,000,000     $ 67,675     $ 80,954     $ 96,866    $  115,901
   9         $  133,146     $1,000,000   $1,000,000   $1,000,000    $1,000,000     $ 75,068     $ 91,784     $112,374    $  137,695
  10         $  151,054     $1,000,000   $1,000,000   $1,000,000    $1,000,000     $ 82,011     $102,551     $128,566    $  161,470
  15         $  251,925     $1,000,000   $1,000,000   $1,000,000    $1,000,000     $107,375     $152,674     $219,047    $  316,349
  20         $  374,650     $1,000,000   $1,000,000   $1,000,000    $1,124,240     $105,479     $184,220     $320,218    $  553,813
  25         $  523,963     $1,000,000   $1,000,000   $1,000,000    $1,564,690     $ 50,360     $170,599     $424,710    $  899,247
  30         $  705,626     $1,000,000   $1,000,000   $1,000,000    $2,050,528     $      0     $ 25,812     $501,710    $1,349,032
  35         $  926,647     $        0(2)$        0(2)$1,000,000    $2,586,233     $      0(2)  $      0(2)  $495,688    $1,901,642
  40         $1,195,553     $        0   $        0   $1,000,000    $3,192,033     $      0     $      0     $187,118    $2,574,220
  45         $1,522,718     $        0   $        0   $        0(2) $3,952,321     $      0     $      0     $      0(2) $3,436,801
  50         $1,920,764     $        0   $        0   $        0    $4,902,428     $      0     $      0     $      0    $4,713,873

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0% the Contract fund would go to zero in year 27, but because the Target Premium is being paid, the Contract is kept in force through the Limited Death Benefit Guarantee Period of 32 years. The Contract would be in default at the beginning of year 33.

     Based on a gross return of 4% the Contract fund would go to zero in year 31, but because the Target Premium is being paid, the Contract is kept in force through the Limited Death Benefit Guarantee Period of 32 years. The Contract would be in default at the beginning of year 33.

     Based on a gross return of 8% the Contract would go into default in policy year 42.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY THE PRUDENTIAL OR THE SERIES FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                       T3




                                                        VARIABLE SURVIVORSHIP CONTRACT
                                                          VARIABLE INSURANCE AMOUNT
                                                          MALE PREFERRED ISSUE AGE 55
                                                         FEMALE PREFERRED ISSUE AGE 50
                                                             $1,000,000 DEATH BENEFIT
                                                        $12,097.49 ANNUAL PREMIUM PAYMENT
                                                       USING MAXIMUM CONTRACTUAL CHARGES

                                           DEATH BENEFIT (1)                                   CASH SURRENDER VALUE (1)
                        ---------------------------------------------------- ----------------------------------------------------
                                ASSUMING HYPOTHETICAL GROSS (AND NET)                ASSUMING HYPOTHETICAL GROSS (AND NET)
             PREMIUMS               ANNUAL INVESTMENT RETURN OF                          ANNUAL INVESTMENT RETURN OF
 END OF    ACCUMULATED  ---------------------------------------------------- ----------------------------------------------------
 POLICY  AT 4% INTEREST    0% GROSS     4% GROSS     8% GROSS     12% GROSS     0% GROSS     4% GROSS     8% GROSS     12% GROSS
  YEAR     PER YEAR     (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)  (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)
 ------  ------------  ------------  -----------  -----------  ------------  ------------  -----------  -----------   ------------
   1      $   12,581    $1,006,372    $1,006,650   $1,006,930    $1,007,209     $  6,372     $  6,650     $  6,930     $    7,209
   2      $   25,666    $1,015,961    $1,016,904   $1,017,869    $1,018,857     $ 15,961     $ 16,904     $ 17,869     $   18,857
   3      $   39,274    $1,025,305    $1,027,309   $1,029,413    $1,031,619     $ 25,305     $ 27,309     $ 29,413     $   31,619
   4      $   53,426    $1,034,382    $1,037,845   $1,041,575    $1,045,587     $ 34,382     $ 37,845     $ 41,575     $   45,587
   5      $   68,145    $1,043,168    $1,048,487   $1,054,367    $1,060,856     $ 43,168     $ 48,487     $ 54,367     $   60,856
   6      $   83,452    $1,051,633    $1,059,201   $1,067,792    $1,077,528     $ 51,633     $ 59,201     $ 67,792     $   77,528
   7      $   99,372    $1,059,744    $1,069,951   $1,081,854    $1,095,709     $ 59,744     $ 69,951     $ 81,854     $   95,709
   8      $  115,928    $1,067,461    $1,080,693   $1,096,547    $1,115,512     $ 67,461     $ 80,693     $ 96,547     $  115,512
   9      $  133,146    $1,074,742    $1,091,375   $1,111,861    $1,137,053     $ 74,742     $ 91,375     $111,861     $  137,053
  10      $  151,054    $1,081,530    $1,101,933   $1,127,771    $1,160,449     $ 81,530     $101,933     $127,771     $  160,449
  15      $  251,925    $1,105,045    $1,149,261   $1,214,026    $1,308,942     $105,045     $149,261     $214,026     $  308,942
  20      $  374,650    $1,097,903    $1,171,195   $1,297,705    $1,515,977     $ 97,903     $171,195     $297,705     $  515,977
  25      $  523,963    $1,033,811    $1,133,334   $1,344,071    $1,782,813     $ 33,811     $133,334     $344,071     $  782,813
  30      $  705,626    $1,000,000(2) $1,000,000(2)$1,258,393    $2,059,642     $      0(2)  $      0(2)  $258,393     $1,059,642
  35      $  926,647    $        0    $        0   $        0(2) $2,237,191     $      0     $      0     $      0(2)  $1,237,191
  40      $1,195,553    $        0    $        0   $        0    $2,106,485     $      0     $      0     $      0     $1,106,485
  45      $1,522,718    $        0    $        0   $        0    $1,270,963     $      0     $      0     $      0     $  270,963
  50      $1,920,764    $        0    $        0   $        0    $        0(2)  $      0     $      0     $      0     $        0(2)

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0% the Contract fund would go to zero in year 27, but because the Target Premium is being paid, the Contract is kept in force through the Limited Death Benefit Guarantee Period of 30 years. The Contract would be in default at the beginning of year 31.

     Based on a gross return of 4% the Contract fund would go to zero in year 30, but because the Target Premium is being paid, the Contract is kept in force through the Limited Death Benefit Guarantee Period of 30 years. The Contract would be in default at the beginning of year 31.

     Based on a gross return of 8% the Contract would go into default in policy year 34.

     Based on a gross return of 12% the Contract would go into default in policy year 46.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY THE PRUDENTIAL OR THE SERIES FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                                       T4





                                                           INTERNAL RATES OF RETURN
                                                           ------------------------

                                                         VARIABLE SURVIVORSHIP CONTRACT
                                                           MALE PREFERRED ISSUE AGE 55
                                                          FEMALE PREFERRED ISSUE AGE 50
                                                            $1,000,000 DEATH BENEFIT
                                                       $12,097.49 ANNUAL PREMIUM PAYMENT
                                                       USING CURRENT CONTRACTUAL CHARGES

FIXED INSURANCE AMOUNT

                                  INTERNAL RATES OF RETURN ON DEATH (1)               INTERNAL RATES OF RETURN ON SURRENDER (1)
                          ----------------------------------------------------  ----------------------------------------------------
                                  ASSUMING HYPOTHETICAL GROSS (AND NET)                 ASSUMING HYPOTHETICAL GROSS (AND NET)
                                      ANNUAL INVESTMENT RETURN OF                            ANNUAL INVESTMENT RETURN OF
             END OF       ----------------------------------------------------  ----------------------------------------------------
             POLICY         0% GROSS     4% GROSS     8% GROSS     12% GROSS      0% GROSS     4% GROSS     8% GROSS     12% GROSS
              YEAR        (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)  (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)
             ------       ------------  -----------  -----------  ------------  ------------  -----------  -----------  ------------
               5             114.17%      114.17%      114.17%       114.17%        -8.45%       -4.70%       -0.95%         2.79%
              10              37.02%       37.02%       37.02%        37.02%        -5.07%       -1.05%        2.94%         6.91%
              15              19.51%       19.51%       19.51%        19.51%        -4.31%       -0.10%        4.05%         8.14%
              20              12.19%       12.19%       12.19%        14.40%        -4.37%        0.17%        4.51%         8.70%
              25               8.29%        8.29%        8.46%        12.41%        -4.98%        0.17%        4.82%         8.97%
              30               5.92%        5.92%        7.17%        11.13%        -7.69%       -0.32%        4.91%         9.02%
              35                    (2)     4.36%        6.26%        10.24%              (2)    -1.76%        4.86%         8.95%
              40                            3.26%        5.59%         9.60%                     -9.23%        4.75%         8.83%
              45                                 (2)     5.15%         9.17%                           (2)     4.67%         8.73%
              50                                         4.82%         8.86%                                   4.70%         8.75%

(2) Based on a gross return of 0%, the Contract would go into default in policy year 35.

     Based on a gross return of 4%, the Contract would go into default in policy year 42.




VARIABLE INSURANCE AMOUNT

                                 INTERNAL RATES OF RETURN ON DEATH (1)               INTERNAL RATES OF RETURN ON SURRENDER (1)
                         ----------------------------------------------------  ----------------------------------------------------
                                 ASSUMING HYPOTHETICAL GROSS (AND NET)                 ASSUMING HYPOTHETICAL GROSS (AND NET)
                                     ANNUAL INVESTMENT RETURN OF                          ANNUAL INVESTMENT RETURN OF
            END OF       ----------------------------------------------------  ----------------------------------------------------
            POLICY         0% GROSS     4% GROSS     8% GROSS     12% GROSS      0% GROSS     4% GROSS     8% GROSS     12% GROSS
             YEAR        (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)  (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)
            ------       ------------  -----------  -----------  ------------  ------------  -----------  -----------  ------------
              5            116.49%      116.77%      117.07%       117.41%        -8.46%       -4.71%       -0.96%         2.78%
             10             38.58%       38.93%       39.38%        39.92%        -5.11%       -1.09%        2.91%         6.88%
             15             20.83%       21.29%       21.94%        22.82%        -4.41%       -0.19%        3.95%         8.04%
             20             13.32%       13.90%       14.79%        16.08%        -4.61%       -0.06%        4.30%         8.52%
             25              9.22%        9.91%       11.06%        12.85%        -5.55%       -0.32%        4.37%         8.76%
             30              6.47%        7.28%        8.76%        11.10%        -9.63%       -1.50%        4.10%         8.81%
             35                   (2)     5.11%        7.07%        10.08%              (2)    -5.61%        3.42%         8.74%
             40                                (2)     5.54%         9.43%                           (2)     2.11%         8.63%
             45                                        3.78%         9.01%                                  -1.01%         8.53%
             50                                             (2)      8.73%                                        (2)      8.43%


(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 35.

     Based on a gross return of 4%, the Contract would go into default in policy year 39.

     Based on a gross return of 8%, the Contract would go into default in policy year 48.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY THE PRUDENTIAL OR THE SERIES FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.






                                       T5





                                                           INTERNAL RATES OF RETURN
                                                           ------------------------

                                                        VARIABLE SURVIVORSHIP CONTRACT
                                                         MALE PREFERRED ISSUE AGE 55
                                                        FEMALE PREFERRED ISSUE AGE 50
                                                          $1,000,000 DEATH BENEFIT
                                                     $12,097.50 ANNUAL PREMIUM PAYMENT
                                                     USING MAXIMUM CONTRACTUAL CHARGES

FIXED INSURANCE AMOUNT

                                  INTERNAL RATES OF RETURN ON DEATH (1)               INTERNAL RATES OF RETURN ON SURRENDER (1)
                          ----------------------------------------------------  ----------------------------------------------------
                                  ASSUMING HYPOTHETICAL GROSS (AND NET)                 ASSUMING HYPOTHETICAL GROSS (AND NET)
                                      ANNUAL INVESTMENT RETURN OF                            ANNUAL INVESTMENT RETURN OF
             END OF       ----------------------------------------------------  ----------------------------------------------------
             POLICY         0% GROSS     4% GROSS     8% GROSS     12% GROSS      0% GROSS     4% GROSS     8% GROSS     12% GROSS
              YEAR        (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)  (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)
             ------       ------------  -----------  -----------  ------------  ------------  -----------  -----------  ------------
               5             114.17%      114.17%      114.17%       114.17%       -11.01%       -7.26%       -3.51%        0.23%
              10              37.02%       37.02%       37.02%        37.02%        -7.22%       -3.03%        1.10%        5.18%
              15              19.51%       19.51%       19.51%        19.51%        -6.91%       -2.20%        2.31%        6.67%
              20              12.19%       12.19%       12.19%        13.12%        -8.81%       -2.68%        2.59%        7.35%
              25               8.29%        8.29%        8.29%        11.11%       -19.30%       -4.76%        2.51%        7.61%
              30               5.92%        5.92%        5.92%         9.67%         0.00%      -31.92%        2.01%        7.51%
              35                    (2)          (2)     4.36%         8.59%              (2)          (2)     0.85%        7.26%
              40                                         3.26%         7.78%                                  -5.47%        6.98%
              45                                              (2)      7.21%                                        (2)     6.76%
              50                                                       6.79%                                                6.68%




(2) Based on a gross return of 0%, the Contract would go into default in policy year 33.

     Based on a gross return of 4%, the Contract would go into default in policy year 33.

     Based on a gross return of 8%, the Contract would go into default in policy year 42.




VARIABLE INSURANCE AMOUNT

                                  INTERNAL RATES OF RETURN ON DEATH (1)               INTERNAL RATES OF RETURN ON SURRENDER (1)
                          ----------------------------------------------------  ----------------------------------------------------
                                  ASSUMING HYPOTHETICAL GROSS (AND NET)                 ASSUMING HYPOTHETICAL GROSS (AND NET)
                                      ANNUAL INVESTMENT RETURN OF                           ANNUAL INVESTMENT RETURN OF
             END OF       ---------------------------------------------------   ----------------------------------------------------
             POLICY         0% GROSS     4% GROSS     8% GROSS     12% GROSS      0% GROSS     4% GROSS     8% GROSS     12% GROSS
              YEAR        (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)  (-1.49% NET)  (2.51% NET)  (6.51% NET)  (10.51% NET)
             ------       ------------  -----------  -----------  ------------  ------------  -----------  -----------  ------------
               5             116.32%      116.57%      116.86%       117.17%       -11.05%       -7.29%       -3.54%       0.20%
              10              38.41%       38.74%       39.15%        39.66%        -7.33%       -3.14%        0.99%       5.07%
              15              20.59%       21.02%       21.61%        22.43%        -7.21%       -2.49%        2.03%       6.40%
              20              12.93%       13.45%       14.26%        15.48%        -9.72%       -3.43%        1.93%       6.76%
              25               8.50%        9.09%       10.16%        11.91%       -26.35%       -7.09%        0.97%       6.70%
              30               5.92%        5.92%        7.15%         9.69%         0.00%        0.00%       -2.30%       6.23%
              35                    (2)          (2)          (2)      7.97%              (2)          (2)          (2)    5.34%
              40                                                       6.22%                                               3.68%
              45                                                       3.35%                                              -3.41%
              50                                                            (2)                                                 (2)

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 31.

     Based on a gross return of 4%, the Contract would go into default in policy year 31.

     Based on a gross return of 8%, the Contract would go into default in policy year 34.

     Based on a gross return of 12%, the Contract would go into default in policy year 46.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY THE PRUDENTIAL OR THE SERIES FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.




                                       T6

CONTRACT LOANS

You may borrow from The Prudential an amount up to the current "loan value" of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to 90% of the Contract Fund provided the Contract is not in default. A Contract in default has no loan value.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

A portion of any amount you borrow on or after the tenth Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider is to be zero. Only new loans borrowed after the tenth Contract anniversary may be considered preferred loans; standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.5%.

The term "Contract debt" means the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund, the Contract will go into default. We will notify you of a 61-day grace period, within which time you may repay all or enough of the loan to obtain a positive cash surrender value and thus keep the Contract in force for a limited time. If the Contract debt equals or exceeds the Contract Fund and you fail to keep the Contract in force, the amount of unpaid Contract debt will be treated as a distribution which may be taxable. See TAX TREATMENT OF CONTRACT BENEFITS, page 26 and LAPSE AND REINSTATEMENT, page 29.

When a loan is made, an amount equal to the loan proceeds will be transferred out of the Account and/or the fixed-rate option, as applicable. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the value in each subaccount and the fixed-rate option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 4%. Therefore, the net cost of a standard loan is 1% and the net cost of a preferred loan is 1/2%.

As long as Contract debt does not equal or exceed the Contract Fund, a loan will not affect the Death Benefit Guarantee. Should the death benefit become payable while a loan is outstanding, or should the Contract be surrendered, any Contract debt will be deducted from the insurance amount or Contract Fund to calculate the death benefit or the cash surrender value, as applicable. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment of Contract Benefits, page 26.

As stated above, any Contract debt will directly reduce a Contract's cash surrender value and will be subtracted from the insurance amount to determine the death benefit payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits, because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited upon the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation of your most recent premium payment, plus interest credits accrued on the loan since the last transaction date. We will not increase the portion of the Contract Fund allocated to the investment options by loan interest that is paid before we make it part of the loan. We reserve the right to change the manner in which we allocate loan repayments.

SALE OF THE CONTRACT AND SALES COMMISSIONS

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of The Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 1111 Durham Avenue, South Plainfield, New Jersey 07080. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below. Generally, representatives will receive a commission of no more than 50% of the premiums received in the first year on premiums up to the target level premium (see PREMIUMS, page ), no more than 4% commission on premiums received in the first year in excess of the target level premium, no more than 4% of premiums received in years two through ten, and no more than 2% of premiums received thereafter. Representatives with less than 4 years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

Sales expenses in any year are not equal to the deduction for sales load in that year. The Prudential expects to recover its total sales expenses over the periods the Contracts are in effect. To the extent that the sales charges are insufficient to cover total sales expenses, the sales expenses will be recovered from The Prudential's surplus which consists of, among other things, amounts derived from mortality and expense risk charges.

TAX TREATMENT OF CONTRACT BENEFITS

Each prospective purchaser is urged to consult a qualified tax advisor. The following discussion is not intended as tax advice, and it is not a complete statement of what the effect of federal income taxes will be under all circumstances. Rather, it provides information about how The Prudential believes the tax laws apply in the most commonly occurring circumstances. There is no guarantee, however, that the current federal income tax laws and regulations or interpretations will not change.

TREATMENT AS LIFE INSURANCE. The Contract will be treated as "life insurance," as long as it satisfies certain definitional tests set forth in Sections 7702 of the Internal Revenue Code (the "Code") and as long as the underlying investments for the Contract satisfy diversification requirements under Section 817(h) of the Code. (For further detail on diversification requirements, see DIVIDENDS, DISTRIBUTIONS, AND TAXES in the attached prospectus for the Series Fund.)

The Prudential believes that it has taken adequate steps to cause the Contract to be treated as life insurance for tax purposes. This means that (1) except as noted below, the Contract owner should not be taxed on any part of the Contract Fund, including additions attributable to interest, dividends or appreciation; and (2) the death benefit should be excludible from the gross income of the beneficiary under Section 101(a) of the Code.

However, Section 7702 of the Code which defines life insurance for tax purposes gives the Secretary of the Treasury authority to prescribe regulations to carry out the purposes of the Section. In this regard, proposed regulations governing mortality charges were issued in 1991. The mortality charges assumed for risks under the Contract do not comply with the proposed regulations. In this regard, the proposed regulations preclude the assumption of the industry's standard mortality table for survivorship life insurance policies and do not provide for the use of the substandard mortality risk assumptions used for the Contract. Consequently, if such regulations were finalized in their current form, the Contract may not qualify as life insurance for federal tax purposes or may be classified as a Modified Endowment Contract. None of these proposed regulations has yet been finalized. Additional regulations under Section 7702 may also be promulgated in the future. Moreover, in connection with the issuance of temporary regulations under Section 817(h), the Treasury Department announced that such regulations do not provide guidance concerning the extent to which Contract owners may direct their investments to particular divisions of a separate account. Such guidance will be included in regulations or rulings under
Section 817(d) relating to the definition of a variable contract.

The Prudential intends to comply with final regulations issued under sections 7702 and 817. Therefore, it reserves the right to make such changes as it deems necessary to assure that the Contract continues to qualify as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made only after advance written notice to affected Contract owners.

PRE-DEATH DISTRIBUTIONS. The taxation of pre-death distributions depends on whether the Contract is classified as a Modified Endowment Contract. The following discussion first deals with distributions under Contracts not so classified, and then with Modified Endowment Contracts.

     1. A surrender or lapse of the Contract may have tax consequences. Upon surrender, the owner will not be taxed on the cash surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior withdrawals. The amount of any unpaid Contract debt will, upon surrender or lapse, be added to the cash surrender value and treated, for this purpose, as if it had been received. Any loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any income payment settlement option.

        A withdrawal generally is not taxable unless it exceeds total premiums paid to the date of withdrawal less the untaxed portion of any prior withdrawals. However, under certain limited circumstances, in the first 15 Contract years all or a portion of a withdrawal may be taxable if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid to date.

        Extra premiums for optional benefits and riders generally do not count in computing gross premiums paid, which in turn determines the extent to which a withdrawal might be taxed.

        Loans received under the Contract will ordinarily be treated as indebtedness of the owner and will not be considered to be distributions subject to tax. However, if a loan is still outstanding when the Contract is surrendered or allowed to lapse, the outstanding Contract debt will be taxable at that time to the extent the cash surrender value exceeds gross premiums paid less the untaxed portion of any prior withdrawals.

     2. Some of the above rules are changed if the Contract is classified as a Modified Endowment Contract under Section 7702A of the Code. It is possible for this Contract to be classified as a Modified Endowment Contract under at least two circumstances: premiums in excess of the 7-pay premiums allowed under Section 7702A are paid or a decrease in the insurance amount is made (or a rider removed). Moreover, the addition of a rider or the increase in the basic insurance amount after the Contract date may have an impact on the Contract's status as a Modified Endowment Contract. Contract owners contemplating any of these steps should first consult a qualified tax advisor and their Prudential representative.

        If the Contract is classified as a Modified Endowment Contract, then pre-death distributions, including loans, assignment and pledges are includible in income to the extent that the Contract Fund exceeds the gross premiums paid for the Contract increased by the amount of any loans previously includible in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. These rules may also apply to pre-death distributions, including loans, made during the two year period prior to the Contract becoming a Modified Endowment Contract.

        In addition, pre-death distributions from such Contracts (including full surrenders) will be subject to a penalty of 10 per cent of the amount includible in income unless the amount is distributed on or after age 59 1/2, on account of the taxpayer's disability or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by nonnatural persons such as corporations.

        Under certain circumstances, multiple Modified Endowment Contracts issued during any calendar year will be treated as a single contract for purposes of applying the above rules.

WITHHOLDING

The taxable portion of any amounts received under the Contract will be subject to withholding to meet federal income tax obligations, if the Contract owner fails to elect that no taxes be withheld. The Prudential will provide the Contract owner with forms and instructions concerning the right to elect that no taxes be withheld from the taxable portion of any payment. All recipients may be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient. Contract owners who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Special withholding rules apply to payments to non-resident aliens.

OTHER TAX CONSIDERATIONS. Transfer of the Contract to a new owner or assignment of the Contract may have tax consequences depending on the circumstances. In the case of a transfer of the Contract for valuable consideration, the death benefit may be subject to federal income taxes under section 101(a)(2) of the Code. In addition, a transfer of the Contract to or the designation of a beneficiary who is either 37 1/2 years younger than the Contract owner or a grandchild of the Contract owner may have Generation Skipping Transfer tax consequences under
Section 2601 of the Code.

In certain circumstances, deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied under sections 163 of the Code as personal interest or under section 264 of the Code. Contract owners should consult a tax advisor regarding the application of these provisions to their circumstances.

Business-owned life insurance is subject to additional rules. Section 264(a)(1) of the Code generally precludes business Contract owners from deducting premium payments. Under section 264(a)(4) of the Code, a deduction is not allowed for any interest paid or accrued on any Contract debt on an insurance policy to the extent the indebtedness exceeds $50,000 per officer, employee or financially interested person. The Code also imposes an indirect tax upon additions to the Contract Fund or the receipt of death benefits under business-owned life insurance policies under certain circumstances by way of the corporate alternative minimum tax.

The individual situation of each Contract owner or beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if the owner or insured dies.

LAPSE AND REINSTATEMENT

On each Monthly date, we will determine the value of the Contract Fund. If the Contract Fund is zero or less, the Contract is in default unless it remains in force under the Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, page 12. If the Contract debt ever grows to be equal to or more than the Contract Fund, the Contract will be in default. Should this happen, The Prudential will send you a notice of default setting forth the payment necessary to keep the Contract in force for three months from the date of default. This payment must be received at The Prudential Home Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses and ends without value with an outstanding Contract loan may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 26.

A Contract that ended in default may be reinstated within 5 years after the date of default if the following conditions are met: (1) both insureds are alive or if one insured is alive and the Contract ended without value after the death of the other insured; (2) you must provide renewed evidence of insurability on any insured who was living when the Contract went into default; and (3) submission of certain payments sufficient to bring the Contract up to date and cover all charges and deductions for the next three months. The date of reinstatement will be the beginning of the Contract month that coincides with the or next follows the date we approve your request. All required charges will be deducted from your payment and the balance will be placed into your Contract Fund.

LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits under Contracts issued on males and females of the same age will generally differ. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisors to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. The Prudential may offer the Contract with male mortality rates to such prospective purchasers.

OTHER GENERAL CONTRACT PROVISIONS

ASSIGNMENT. This Contract may not be assigned if such assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without The Prudential's consent. The Prudential assumes no responsibility for the validity or sufficiency of any assignment, and we will not be obligated to comply with any assignment unless we received a copy at one of our Home Offices.

BENEFICIARY. The beneficiary is designated and named in the application by the Contract owner. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the second insured to die do so with no surviving beneficiary, that insured's estate will become the beneficiary, unless someone other than the insureds owned the Contract. In that case, we will make the Contract owner or the Contract owner's estate the beneficiary.

INCONTESTABILITY. After the Contract has been in force during the lifetime of both insureds for 2 years from the Contract date or, with respect to any change in the Contract that requires The Prudential's approval and could increase its liability, after the change has been in effect during at least one insured's lifetime for 2 years from the effective date of the change, assuming enough premium has been paid to cover the required charges, The Prudential will not contest its liability under the Contract in accordance with its terms.

MISSTATEMENT OF AGE OR SEX. If an insured's stated age or sex or both are incorrect in the Contract, The Prudential will adjust each benefit and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at that insured's correct age and sex.

SETTLEMENT OPTIONS. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Prudential representative authorized to sell this Contract can explain these options upon request.

SIMULTANEOUS DEATH. If both insureds die while the Contract is in force and we find there is lack of sufficient evidence that they died other than simultaneously, we will assume that the older insured died first.

SUICIDE EXCLUSION. Generally, if either insured, whether sane or insane, dies by suicide within 2 years from the Contract date, the Contract will end and The Prudential will return the premiums paid, less any Contract debt, and less any withdrawals. If there is a surviving insured, The Prudential will make a new contract available to that insured. The amount of coverage, issue age, contract date, and underwriting classification will be the same as when this Contract was issued.

RIDERS

When the Contract is first issued, you may be able to obtain extra fixed benefits which may require an additional premium. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date.

One rider gives insureds the option to exchange the Contract for two new life insurance contracts, one on the life of each insured, in the event of a divorce or if certain changes in tax law occur. Exercise of this option may give rise to taxable income. Another pays an additional amount if both insureds die within a specified number of years. Another pays an additional amount if a specified insured dies within a stated number of years. If the two insureds are not family members (i.e. husband/wife or parent/child), charges for these single life riders will be treated as pre-death distributions from the Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 26. Certain restrictions may apply; they are clearly described in the applicable rider. Any Prudential representative authorized to sell the Contract can explain these extra benefits further. Samples of the provisions are available from The Prudential upon written request.

THE FIXED-RATE OPTION

BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED-RATE OPTION UNDER THE CONTRACT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, INTERESTS IN THE FIXED-RATE OPTION ARE NOT SUBJECT TO THE PROVISIONS OF THESE ACTS, AND THE PRUDENTIAL HAS BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED-RATE OPTION. DISCLOSURE REGARDING THE FIXED-RATE OPTION MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

As explained earlier, you may elect to allocate, either initially or by transfer, all or part of the amount credited under the Contract to a fixed-rate option, and the amount so allocated or transferred becomes part of The Prudential's general assets. Sometimes this is referred to as The Prudential's general account, which consists of all assets owned by The Prudential other than those in the Account and in other separate accounts that have been or may be established by The Prudential. Subject to applicable law, The Prudential has sole discretion over the investment of the assets of the general account, and Contract owners do not share in the investment experience of those assets. Instead, The Prudential guarantees that the part of the Contract Fund allocated to the fixed-rate option will accrue interest daily at an effective annual rate that The Prudential declares periodically, but not less than an effective annual rate of 4%. Currently, declared interest rates remain in effect from the date money is allocated to the fixed-rate option until the first day of the same month in the following year. Thereafter, a new crediting rate will be declared each year and will remain in effect for the calendar year. The Prudential reserves the right to change this practice. The Prudential is not obligated to credit interest at a higher rate than an effective annual rate of 4%, although in our sole discretion we may do so. Different crediting rates may be declared for different portions of the Contract Fund allocated to the fixed-rate option. On request, you will be advised of the interest rates that currently apply to your Contract.

Transfers from the fixed-rate option may be subject to strict limits. (See TRANSFERS, page 15). The payment of any cash surrender value attributable to the fixed-rate option may be delayed up to 6 months (see WHEN PROCEEDS ARE PAID, page 23.

VOTING RIGHTS

As stated above, all of the assets held in the subaccounts of the Account will be invested in shares of the corresponding portfolios of the Series Fund. The Prudential is the legal owner of those shares and as such has the right to vote on any matter voted on at Series Fund shareholders meetings. However, The Prudential will, as required by law, vote the shares of the Series Fund at any regular and special shareholders meetings it is required to hold in accordance with voting instructions received from Contract owners. The Series Fund will not hold annual shareholders meetings when not required to do so under Maryland law or the Investment Company Act of 1940. Series Fund shares for which no timely instructions from Contract owners are received, and any shares attributable to general account investments of The Prudential will be voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit The Prudential to vote shares of the Series Fund in its own right, it may elect to do so.

Matters on which Contract owners may give voting instructions include the following: (1) election of the Board of Directors of the Series Fund; (2) ratification of the independent accountant of the Series Fund; (3) approval of the investment advisory agreement for a portfolio of the Series Fund corresponding to the Contract owner's selected subaccount[s]; (4) any change in the fundamental investment policy of a portfolio corresponding to the Contract owner's selected subaccount[s]; and (5) any other matter requiring a vote of the shareholders of the Series Fund. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Contract owners participating in such portfolios will vote separately on the matter, pursuant to the requirements of Rule 18f-2 under the 1940 Act.

The number of Series Fund shares for which instructions may be given by a Contract owner is determined by dividing the portion of the value of the Contract derived from participation in a subaccount, by the value of one share in the corresponding portfolio of the Series Fund. The number of votes for which each Contract owner may give The Prudential instructions will be determined as of the record date chosen by the Board of Directors of the Series Fund. The Prudential will furnish Contract owners with proper forms and proxies to enable them to give these instructions. The Prudential reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

The Prudential may, if required by state insurance regulations, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Series Fund's portfolios, or to approve or disapprove an investment advisory contract for the Series Fund. In addition, The Prudential itself may disregard voting instructions that would require changes in the investment policy or investment advisor of one or more of the Series Fund's portfolios, provided that The Prudential reasonably disapproves such changes in accordance with applicable federal regulations. If The Prudential does disregard voting instructions, it will advise Contract owners of that action and its reasons for such action in the next annual or semi-annual report to Contract owners.

Contract owners also share with the owners of all Prudential Contracts and policies the right to vote in elections for members of the Board of Directors of The Prudential.

SUBSTITUTION OF SERIES FUND SHARES

Although The Prudential believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Series Fund may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, The Prudential may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of such substitution.

REPORTS TO CONTRACT OWNERS

Once each year you will be sent a statement that provides certain information pertinent to your own Contract. This statement will detail values and transactions made and specific Contract data that apply only to your particular Contract. Currently we intend to provide three quarterly reports (in addition to the year-end statement) which provide abbreviated information pertinent to your own Contract.

You will also be sent an annual report for the Account and annual and semi-annual reports of the Series Fund showing the financial condition of the portfolios and the investments held in each.

STATE REGULATION

The Prudential is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

The Prudential is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, The Prudential is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

EXPERTS

The financial statements included in this prospectus for the years ended December 31, 1994, 1993, and 1992 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP's principal business address is Two Hilton Court, Parsippany, New Jersey 07054-0319. Actuarial matters included in this prospectus have been examined by Andy Mirchuk, FSA, MAAA, whose opinion is filed as an exhibit to the registration statement.

LITIGATION

No litigation is pending that would have a material effect upon the Account or the Series Fund.

ADDITIONAL INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

Further information may also be obtained from The Prudential's office. The address and telephone number are set forth on the cover of this prospectus.

FINANCIAL STATEMENTS

The consolidated financial statements of The Prudential and subsidiaries included herein should be distinguished from the financial statements of the Account, and should be considered only as bearing upon the ability of The Prudential to meet its obligations under the Contracts.

The Account's assets are segregated from The Prudential's other assets. Prior to the date of this prospectus, the Account was only used by two other of Prudential's variable life products. The information under charges and expenses outlined in Note 3 of the audited and unaudited financial statements of the Account do not apply to PRUDENTIAL SURVIVORSHIP PREFERRED. The charges and expenses of PRUDENTIAL SURVIVORSHIP PREFERRED are different.

The most current financial statements of the company are those as of the end of the most recent fiscal year. The company does not prepare financial statements more often than annually and believes that any incremental benefit to prospective policy owners that may result from preparing and delivering more current financial statement, though unaudited, does not justify the additional cost that would be incurred. In addition, the company represents that there have been no adverse changes in the financial condition or operations of the company between the end of the most current fiscal year and the date of this prospectus.

                    DIRECTORS AND OFFICERS OF THE PRUDENTIAL

The directors and certain officers of The Prudential, listed with their principal occupations during the past 5 years, are shown below.

                           DIRECTORS OF THE PRUDENTIAL

FRANKLIN E. AGNEW. Director.--Business Consultant and former Senior Vice President of H.J. Heinz. Address: One Mellon Bank Center, Suite 2120, Pittsburgh, PA 15219.

FREDERIC K. BECKER, Director.--President of Wilentz, Goldman, and Spitzer (law firm). Address: 90 Woodbridge Center Drive, Woodbridge, NJ 07095.

WILLIAM W. BOESCHENSTEIN, Director.--Director, Owens-Corning Fiberglas Corporation. Address: Fiberglas Tower, Toledo, OH 43659.

LISLE C. CARTER, JR., Director.--Former Senior Vice President and General Counsel, United Way of America. Address: 1307 Fourth Street, S.W., Washington, DC 20024.

JAMES G. CULLEN, Director.--President, Bell Atlantic Corporation since 1993; Prior to 1993: President, New Jersey Bell. Address: 1301 North Court House Road, 11th floor, Alexandria, VA 22201.

CAROLYNE K. DAVIS, Director.--Health Care Advisor, Ernst & Young. Address: 1200 Nineteenth Street, N.W., 4th floor, Washington, DC 20024.

ROGER A. ENRICO, Director.--Vice Chairman, Pepsi Co. Inc. since 1993; 1991 to 1993: Chairman and Chief Executive Officer, Pepsi Co. Worldwide Foods; Prior to 1991: President and Chief Executive Officer, Pepsi Co. Worldwide Beverages.
Address: 7701 Legacy Drive, Plano, TX 75024.

ALLAN D. GILMOUR, Director.--Former Vice Chairman, Ford Motor Company. Address:
Prudential Plaza, Newark, NJ 07102-3777.

WILLIAM H. GRAY, III, Director.--President and Chief Executive Officer, United Negro College Fund, Inc. since 1991; Prior to 1991: United States Representative for Pennsylvania's 2nd District. Address: 500 East 62nd Street, New York, NY 10021.

JON F. HANSON, Director.--Chairman, Hampshire Management Co. Address: 235 Moore Street, Suite 200, Hackensack, NJ 07601.

CONSTANCE J. HORNER, Director.--Guest Scholar, The Brookings Institution since 1993; 1991 to 1992 Assistant to the President and Director of Presidential Personnel, U.S. Government; Prior to 1991: Deputy Secretary, Department of Health and Human Services. Address: 1775 Massachusetts Avenue, N.W., Washington, DC 20036-2188.

ALLEN F. JACOBSON, Director.--Former Chairman and Chief Executive Officer, Minnesota Mining & Manufacturing Co. Address: 30 Seventh Street East, St. Paul, MN 55101-4901.

GARNETT L. KEITH, JR., Director and Vice Chairman.--Vice Chairman of The Prudential. Address: Prudential Plaza, Newark, NJ 07102-3777.

BURTON G. MALKIEL, Director.--Chemical Bank Chairman's Professor of Economics, Princeton University. Address: Princeton University, Department of Economics, 110 Fisher Hall, Prospect Avenue, Princeton, NJ 08544-1021.

JOHN R. OPEL, Director.--Prior to 1994, Chairman of the Executive Committee, International Business Machines Corporation. Address: 590 Madison Avenue, New York, NY 10022.

ARTHUR F. RYAN, Chairman of the Board, President, and Chief Executive Officer. -- Chairman of the Board, President, and Chief Executive Officer, The Prudential since 1994; Prior to 1994, President and Chief Operating Officer, Chase Manhattan Corporation. Address: 751 Broad Street, Newark, NJ 07102-3777.

CHARLES R. SITTER, Director.--President and Director, Exxon Corporation since 1993; Prior to 1993; Director, Exxon Corporation. Address: 225 John W. Carpenter Freeway, Irving, TX 75062.

DONALD L. STAHELI, Director.--Chairman and Chief Executive Officer, Continental Grain Company since 1994; Prior to 1994; Chairman, Continental Grain Company.
Address: 277 Park Avenue, New York, NY 10172.

RICHARD M. THOMSON, Director.--Chairman of the Board and Chief Executive Officer, The Toronto-Dominion Bank. Address: P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2, Canada.

P. ROY VAGELOS, M.D., Director.--Chairman, Regeneron Pharmaceuticals since 1995; Prior to 1995, Chairman, President and Chief Executive Officer, Merck & Co., Inc. Address: 126 East Lincoln Avenue, Rahway, NJ 07065.

STANLEY C. VAN NESS, Director.--Attorney, Picco Mack Herbert Kennedy Jaffe Perrella and Yoskin (law firm). Address: One State Street Square, Suite 1000, Trenton, NJ 08607-1388.

PAUL A. VOLCKER, Director.--Chairman, James D. Wolfensohn, Inc. Address: 599 Lexington Avenue, New York, NY 10022.

JOSEPH H. WILLIAMS, Director.--Chairman of the Board, The Williams Companies since 1994; Prior to 1994: Chairman and Chief Executive Officer, The Williams Companies. Address: P.O. Box 2400, Tulsa, OK 74102.

                 OTHER EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

MARK B. GRIER, Chief Financial Officer.--Chief Financial Officer of The Prudential since 1995. Prior to 1995: Executive Vice President and Head of Global Markets, Chase Manhattan Corporation.

SUSAN L. BLOUNT, Vice President and Secretary.--Vice President and Secretary of The Prudential since 1995; Prior to 1995: Assistant General Counsel for Prudential Residential Services Company.

MARTIN PFINSGRAFF, Vice President and Treasurer.--Vice President and Treasurer of The Prudential since 1991; Prior to 1991: Senior Vice President, Mellon Bank.

                           FINANCIAL STATEMENTS OF
                  THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF NET ASSETS (UNAUDITED)
September 30, 1995

                                                                                             SUBACCOUNTS
                                                                    --------------------------------------------------------------

                                                                                                                     AGGRESSIVELY
                                                                        MONEY                           COMMON         MANAGED
                                                        TOTAL           MARKET           BOND           STOCK          FLEXIBLE
                                                    --------------  --------------  --------------  --------------  --------------
ASSETS
Investment in shares of The Prudential Series
  Fund, Inc.
  Portfolios at net asset value [Note 2]..........  $3,383,368,374  $   90,028,473  $   95,792,214  $  736,920,171  $  904,149,946
  Receivable from Related Separate Account........          43,791               0               0               0               0
                                                    --------------  --------------  --------------  --------------  --------------
    Total Assets..................................  $3,383,412,165  $   90,028,473  $   95,792,214  $  736,920,171  $  904,149,946
                                                    ==============  ==============  ==============  ==============  ==============
NET ASSETS, representing:
  Equity of Contract owners.......................  $3,372,658,507  $   88,475,439  $   95,320,236  $  733,523,899  $  902,666,904
  Equity of The Prudential Insurance Company of
    America.......................................      10,753,658       1,553,034         471,978       3,396,272       1,483,042
                                                    --------------  --------------  --------------  --------------  --------------
                                                    $3,383,412,165  $   90,028,473  $   95,792,214  $  736,920,171  $  904,149,946
                                                    ==============  ==============  ==============  ==============  ==============


STATEMENTS OF OPERATIONS (UNAUDITED)
For the period ended September 30, 1995

                                                                                             SUBACCOUNTS
                                                                    --------------------------------------------------------------

                                                                                                                     AGGRESSIVELY
                                                                        MONEY                           COMMON         MANAGED
                                                        TOTAL           MARKET           BOND           STOCK          FLEXIBLE
                                                    --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME
  Dividend distributions received.................  $   35,975,608  $    3,577,611  $    2,029,410  $    3,829,863  $    8,332,719

EXPENSES
  Charges to Contract owners for assuming
    mortality risk and expense risk [Note 3A].....      15,869,519         433,798         458,971       3,294,574       4,168,782
  Reimbursement for excess expenses [Note 3D].....         (48,059)              0               0               0               0
                                                    --------------  --------------  --------------  --------------  --------------
NET EXPENSES......................................      15,821,460         433,798         458,971       3,294,574       4,168,782
                                                    --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)......................      20,154,148       3,143,813       1,570,439         535,289       4,163,937
                                                    --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received............       2,086,089               0               0       1,739,255               0
  Realized gain (loss) on shares redeemed
    [average cost basis]..........................         240,542               0           1,234               0          (2,076)
  Net unrealized gain on investments..............     488,893,043               0       9,588,158     139,935,854     131,533,680
                                                    --------------  --------------  --------------  --------------  --------------
NET GAIN ON INVESTMENTS...........................     491,219,674               0       9,589,392     141,675,109     131,531,604
                                                    --------------  --------------  --------------  --------------  --------------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS.......................  $  511,373,822  $    3,143,813  $   11,159,831  $  142,210,398  $  135,695,541
                                                    ==============  ==============  ==============  ==============  ==============


             SEE NOTES TO FINANCIAL STATEMENTS ON PAGES 46 AND 47.

September 30, 1995

                                                                               SUBACCOUNTS (CONTINUED)
                                                    ------------------------------------------------------------------------------
                                                                         ZERO            ZERO
                                                    CONSERVATIVELY      COUPON          COUPON           HIGH
                                                       MANAGED           BOND            BOND           YIELD           STOCK
                                                       FLEXIBLE          1995            2000            BOND           INDEX
                                                    --------------  --------------  --------------  --------------  --------------
ASSETS
Investment in shares of The Prudential Series
  Fund, Inc.
  Portfolios at net asset value [Note 2]..........  $  753,265,311  $    5,084,866  $   19,286,631  $   61,792,758  $  270,365,364
  Receivable from Related Separate Account........               0               0               0          43,791               0
                                                    --------------  --------------  --------------  --------------  --------------
    Total Assets..................................  $  753,265,311  $    5,084,866  $   19,286,631  $   61,836,549  $  270,365,364
                                                    ==============  ==============  ==============  ==============  ==============
NET ASSETS, representing:
  Equity of Contract owners.......................  $  752,531,866  $    4,939,940  $   19,247,845  $   61,836,549  $  269,384,165
  Equity of The Prudential Insurance Company of
    America.......................................         733,445         144,926          38,786               0         981,199
                                                    --------------  --------------  --------------  --------------  --------------
                                                    $  753,265,311  $    5,084,866  $   19,286,631  $   61,836,549  $  270,365,364
                                                    ==============  ==============  ==============  ==============  ==============


                                                         HIGH
                                                       DIVIDEND        NATURAL          GLOBAL
                                                        STOCK         RESOURCES         EQUITY
                                                    --------------  --------------  --------------
ASSETS
Investment in shares of The Prudential Series
  Fund, Inc.
  Portfolios at net asset value [Note 2]..........  $  211,175,699  $   95,353,602  $   45,579,969
  Receivable from Related Separate Account........               0               0               0
                                                    --------------  --------------  --------------
    Total Assets..................................  $  211,175,699  $   95,353,602  $   45,579,969
                                                    ==============  ==============  ==============
NET ASSETS, representing:
  Equity of Contract owners.......................  $  210,218,890  $   94,986,353  $   45,246,160
  Equity of The Prudential Insurance Company of
    America.......................................         956,809         367,249         333,809
                                                    --------------  --------------  --------------
                                                    $  211,175,699  $   95,353,602  $   45,579,969
                                                    ==============  ==============  ==============


STATEMENTS OF OPERATIONS (UNAUDITED) (CONTINUED)
For the period ended September 30, 1995

                                                                               SUBACCOUNTS (CONTINUED)
                                                    ------------------------------------------------------------------------------
                                                                         ZERO            ZERO
                                                    CONSERVATIVELY      COUPON          COUPON           HIGH
                                                       MANAGED           BOND            BOND           YIELD           STOCK
                                                       FLEXIBLE          1995            2000            BOND           INDEX
                                                    --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME
  Dividend distributions received.................  $   10,004,669  $      151,230  $      282,953  $    2,001,044  $    1,468,557

EXPENSES
  Charges to Contract owners for assuming
    mortality risk and expense risk [Note 3A].....       3,819,827          26,066          96,283         314,844       1,231,486
  Reimbursement for excess expenses [Note 3D].....               0          (9,609)        (18,084)              0               0
                                                    --------------  --------------  --------------  --------------  --------------
NET EXPENSES......................................       3,819,827          16,457          78,199         314,844       1,231,486
                                                    --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)......................       6,184,842         134,773         204,754       1,686,200         237,071
                                                    --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received............               0               0               0               0               0
  Realized gain (loss) on shares redeemed
    [average cost basis]..........................          79,426            (388)         16,969         (61,428)        180,422
  Net unrealized gain on investments..............      80,048,098         110,427       2,346,083       4,993,370      56,633,361
                                                    --------------  --------------  --------------  --------------  --------------
NET GAIN ON INVESTMENTS...........................      80,127,524         110,039       2,363,052       4,931,942      56,813,783
                                                    --------------  --------------  --------------  --------------  --------------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS.......................  $   86,312,366  $      244,812  $    2,567,806  $    6,618,142  $   57,050,854
                                                    ==============  ==============  ==============  ==============  ==============


                                                         HIGH
                                                       DIVIDEND        NATURAL          GLOBAL
                                                        STOCK         RESOURCES         EQUITY
                                                    --------------  --------------  --------------
INVESTMENT INCOME
  Dividend distributions received.................  $    2,052,589  $      388,008  $       60,036
EXPENSES
  Charges to Contract owners for assuming
    mortality risk and expense risk [Note 3A].....         945,117         457,994         181,626
  Reimbursement for excess expenses [Note 3D].....               0             (14)              0
                                                    --------------  --------------  --------------
NET EXPENSES......................................         945,117         457,980         181,626
                                                    --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)......................       1,107,472         (69,972)       (121,590)
                                                    --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received............               0         346,834               0
  Realized gain (loss) on shares redeemed
    [average cost basis]..........................          34,828          20,178               0
  Net unrealized gain on investments..............      31,304,979      15,394,413       6,639,237
                                                    --------------  --------------  --------------
NET GAIN ON INVESTMENTS...........................      31,339,807      15,761,425       6,639,237
                                                    --------------  --------------  --------------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS.......................  $   32,447,279  $   15,691,453  $    6,517,647
                                                    ==============  ==============  ==============


             SEE NOTES TO FINANCIAL STATEMENTS ON PAGES 46 AND 47.

September 30, 1995

                                                                             SUBACCOUNTS
                                                    --------------------------------------------------------------
                                                                         ZERO
                                                                        COUPON                          SMALL
                                                      GOVERNMENT         BOND           GROWTH      CAPITALIZATION
                                                      SECURITIES         2005           STOCK           STOCK
                                                    --------------  --------------  --------------  --------------
ASSETS
Investment in shares of The Prudential Series
  Fund, Inc.
  Portfolios at net asset value [Note 2]..........  $   69,332,130  $   18,541,442  $    3,577,719  $    3,122,079
  Receivable from Related Separate Account........               0               0               0               0
                                                    --------------  --------------  --------------  --------------
    Total Assets..................................  $   69,332,130  $   18,541,442  $    3,577,719  $    3,122,079
                                                    ==============  ==============  ==============  ==============
NET ASSETS, representing:
  Equity of Contract owners.......................  $   69,298,096  $   18,487,416  $    3,538,472  $    2,956,277
  Equity of The Prudential Insurance Company of
    America.......................................          34,034          54,026          39,247         165,802
                                                    --------------  --------------  --------------  --------------
                                                    $   69,332,130  $   18,541,442  $    3,577,719  $    3,122,079
                                                    ==============  ==============  ==============  ==============


STATEMENTS OF OPERATIONS (UNAUDITED) (CONTINUED)

For the period ended September 30, 1995

                                                                             SUBACCOUNTS
                                                    --------------------------------------------------------------
                                                                         ZERO
                                                                        COUPON                          SMALL
                                                      GOVERNMENT         BOND           GROWTH      CAPITALIZATION
                                                      SECURITIES         2005           STOCK*          STOCK*
                                                    --------------  --------------  --------------  --------------
INVESTMENT INCOME
  Dividend distributions received.................  $    1,466,973  $      329,296  $          376  $          274

EXPENSES
  Charges to Contract owners for assuming
    mortality risk and expense risk [Note 3A].....         349,686          83,785           3,648           3,032
  Reimbursement for excess expenses [Note 3D].....               0         (20,352)              0               0
                                                    --------------  --------------  --------------  --------------
NET EXPENSES......................................         349,686          63,433           3,648           3,032
                                                    --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)......................       1,117,287         265,863          (3,272)         (2,758)
                                                    --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received............               0               0               0               0
  Realized gain (loss) on shares redeemed
    [average cost basis]..........................         (28,623)              0               0               0
  Net unrealized gain on investments..............       7,103,438       2,907,796         182,344         171,805
                                                    --------------  --------------  --------------  --------------
NET GAIN ON INVESTMENTS...........................       7,074,815       2,907,796         182,344         171,805
                                                    --------------  --------------  --------------  --------------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS.......................  $    8,192,102  $    3,173,659  $      179,072  $      169,047
                                                    ==============  ==============  ==============  ==============
                                                                                      *Commenced      *Commenced
                                                                                       Business        Business
                                                                                       on 5/1/95       on 5/1/95

             SEE NOTES TO FINANCIAL STATEMENTS ON PAGES 46 AND 47.

                     (This page intentionally left blank.)

                            FINANCIAL STATEMENTS OF
                  THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
 For the periods ended September 30, 1995 and December 31, 1994

                                                                                              SUBACCOUNTS
                                                                     --------------------------------------------------------------

                                                                                 MONEY
                                                 TOTAL                           MARKET                           BOND
                                     ------------------------------  ------------------------------  ------------------------------
                                        01/01/95        01/01/94        01/01/95        01/01/94        01/01/95        01/01/94
                                           TO              TO              TO              TO              TO              TO
                                        09/30/95        12/31/94        09/30/95        12/31/94        09/30/95        12/31/94
                                      (UNAUDITED)                     (UNAUDITED)                     (UNAUDITED)
                                     --------------  --------------  --------------  --------------  --------------  --------------

OPERATIONS:
  Net investment income (loss).....  $   20,154,148  $   63,087,032  $    3,143,813  $    2,402,301  $    1,570,439  $    4,226,871
  Capital gains distributions
    received.......................       2,086,089      54,709,623               0               0               0         158,594
  Realized gain (loss) on shares
    redeemed
    [average cost basis]...........         240,542         167,179               0               0           1,234           4,403
  Net unrealized gain (loss) on
    investments....................     488,893,043    (155,373,175)              0               0       9,588,158      (7,162,380)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM OPERATIONS........     511,373,822     (37,409,341)      3,143,813       2,402,301      11,159,831      (2,772,512)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....     294,991,548     560,003,324       7,414,066       6,444,757       8,138,003      11,829,119
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM SURPLUS
  TRANSFERS........................     (10,091,300)       (942,487)      1,300,733        (213,654)        299,968        (532,267)
                                     --------------  --------------  --------------  --------------  --------------  --------------

TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................     796,274,070     521,651,496      11,858,612       8,633,404      19,597,802       8,524,340

NET ASSETS:
  Beginning of period..............   2,587,138,095   2,065,486,599      78,169,861      69,536,457      76,194,412      67,670,072
                                     --------------  --------------  --------------  --------------  --------------  --------------
  End of period....................  $3,383,412,165  $2,587,138,095  $   90,028,473  $   78,169,861  $   95,792,214  $   76,194,412
                                     ==============  ==============  ==============  ==============  ==============  ==============


             SEE NOTES TO FINANCIAL STATEMENTS ON PAGES 46 AND 47.

For the periods ended September 30, 1995 and December 31, 1994

                                                        SUBACCOUNTS (CONTINUED)
                                     --------------------------------------------------------------

                                                                              AGGRESSIVELY
                                                 COMMON                         MANAGED
                                                 STOCK                          FLEXIBLE
                                     ------------------------------  ------------------------------
                                        01/01/95        01/01/94        01/01/95        01/01/94
                                           TO              TO              TO              TO
                                        09/30/95        12/31/94        09/30/95        12/31/94
                                      (UNAUDITED)                     (UNAUDITED)
                                     --------------  --------------  --------------  --------------

OPERATIONS:
  Net investment income (loss).....  $      535,289  $    7,323,925  $    4,163,937  $   14,060,998
  Capital gains distributions
    received.......................       1,739,255      19,666,506               0      18,931,168
  Realized gain (loss) on shares
    redeemed
    [average cost basis]...........               0          86,672          (2,076)              0
  Net unrealized gain (loss) on
    investments....................     139,935,854     (18,362,891)    131,533,680     (56,779,739)
                                     --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM OPERATIONS........     142,210,398       8,714,212     135,695,541     (23,787,573)
                                     --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....      95,802,346     123,951,671      71,743,550     142,298,237
                                     --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM SURPLUS
  TRANSFERS........................      (1,205,773)        452,486      (3,125,767)        (55,717)
                                     --------------  --------------  --------------  --------------

TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................     236,806,971     133,118,369     204,313,324     118,454,947

NET ASSETS:
  Beginning of period..............     500,113,200     366,994,831     699,836,622     581,381,675
                                     --------------  --------------  --------------  --------------
  End of period....................  $  736,920,171  $  500,113,200  $  904,149,946  $  699,836,622
                                     ==============  ==============  ==============  ==============


                                                                                  ZERO
                                             CONSERVATIVELY                      COUPON
                                                MANAGED                           BOND
                                                FLEXIBLE                          1995
                                     ------------------------------  ------------------------------
                                        01/01/95        01/01/94        01/01/95        01/01/94
                                           TO              TO              TO              TO
                                        09/30/95        12/31/94        09/30/95        12/31/94
                                      (UNAUDITED)                     (UNAUDITED)
                                     --------------  --------------  --------------  --------------
OPERATIONS:
  Net investment income (loss).....  $    6,184,842  $   16,966,301  $      134,773  $      263,254
  Capital gains distributions
    received.......................               0       6,635,310               0           1,011
  Realized gain (loss) on shares
    redeemed
    [average cost basis]...........          79,426          31,649            (388)            586
  Net unrealized gain (loss) on
    investments....................      80,048,098     (33,092,575)        110,427        (288,227)
                                     --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM OPERATIONS........      86,312,366      (9,459,315)        244,812         (23,376)
                                     --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....      32,967,819     127,164,401         (90,546)        338,277
                                     --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM SURPLUS
  TRANSFERS........................      (3,518,993)     (1,173,893)        126,003        (106,380)
                                     --------------  --------------  --------------  --------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................     115,761,192     116,531,193         280,269         208,521
NET ASSETS:
  Beginning of period..............     637,504,119     520,972,926       4,804,597       4,596,076
                                     --------------  --------------  --------------  --------------
  End of period....................  $  753,265,311  $  637,504,119  $    5,084,866  $    4,804,597
                                     ==============  ==============  ==============  ==============


             SEE NOTES TO FINANCIAL STATEMENTS ON PAGES 46 AND 47.

For the periods ended September 30, 1995 and December 31, 1994

                                                                              SUBACCOUNTS
                                     ----------------------------------------------------------------------------------------------

                                                  ZERO
                                                 COUPON                           HIGH
                                                  BOND                           YIELD                           STOCK
                                                  2000                            BOND                           INDEX
                                     ------------------------------  ------------------------------  ------------------------------
                                        01/01/95        01/01/94        01/01/95        01/01/94        01/01/95        01/01/94
                                           TO              TO              TO              TO              TO              TO
                                        09/30/95        12/31/94        09/30/95        12/31/94        09/30/95        12/31/94
                                      (UNAUDITED)                     (UNAUDITED)                     (UNAUDITED)
                                     --------------  --------------  --------------  --------------  --------------  --------------

OPERATIONS:
  Net investment income (loss).....  $      204,754  $    1,032,410  $    1,686,200  $    4,958,854  $      237,071  $    3,181,988
  Capital gains distributions
    received.......................               0          31,655               0              38               0         267,733
  Realized gain (loss) on shares
    redeemed
    [average cost basis]...........          16,969           1,031         (61,428)          5,625         180,422          58,302
  Net unrealized gain (loss) on
    investments....................       2,346,083      (2,416,751)      4,993,370      (6,827,471)     56,633,361      (2,856,319)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM OPERATIONS........       2,567,806      (1,351,655)      6,618,142      (1,862,954)     57,050,854         651,704
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....         551,712         900,334         883,274       9,774,435      22,419,099      26,983,569
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM SURPLUS
  TRANSFERS........................        (619,514)        409,426        (203,640)       (576,511)        135,387        (298,727)
                                     --------------  --------------  --------------  --------------  --------------  --------------

TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................       2,500,004         (41,895)      7,297,776       7,334,970      79,605,340      27,336,546

NET ASSETS:
  Beginning of period..............      16,786,627      16,828,522      54,538,773      47,203,803     190,760,024     163,423,478
                                     --------------  --------------  --------------  --------------  --------------  --------------
  End of period....................  $   19,286,631  $   16,786,627  $   61,836,549  $   54,538,773  $  270,365,364  $  190,760,024
                                     ==============  ==============  ==============  ==============  ==============  ==============


             SEE NOTES TO FINANCIAL STATEMENTS ON PAGES 46 AND 47.

For the periods ended September 30, 1995 and December 31, 1994

                                                                        SUBACCOUNTS (CONTINUED)
                                     ----------------------------------------------------------------------------------------------

                                                  HIGH
                                                DIVIDEND                        NATURAL                          GLOBAL
                                                 STOCK                         RESOURCES                         EQUITY
                                     ------------------------------  ------------------------------  ------------------------------
                                        01/01/95        01/01/94        01/01/95        01/01/94        01/01/95        01/01/94
                                           TO              TO              TO              TO              TO              TO
                                        09/30/95        12/31/94        09/30/95        12/31/94        09/30/95        12/31/94
                                      (UNAUDITED)                     (UNAUDITED)                     (UNAUDITED)
                                     --------------  --------------  --------------  --------------  --------------  --------------

OPERATIONS:
  Net investment income (loss).....  $    1,107,472  $    4,108,092  $      (69,972) $      203,463  $     (121,590) $      (11,478)
  Capital gains distributions
    received.......................               0       7,633,088         346,834       1,375,424               0           5,622
  Realized gain (loss) on shares
    redeemed
    [average cost basis]...........          34,828          34,607          20,178          22,045               0               0
  Net unrealized gain (loss) on
    investments....................      31,304,979     (11,478,198)     15,394,413      (5,314,192)      6,639,237      (1,421,127)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM OPERATIONS........      32,447,279         297,589      15,691,453      (3,713,260)      6,517,647      (1,426,983)
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....      28,706,249      51,018,498       7,856,576      22,317,372      11,164,974      29,174,840
                                     --------------  --------------  --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM SURPLUS
  TRANSFERS........................        (665,133)       (376,490)       (341,595)        (47,480)     (2,041,348)      2,190,839
                                     --------------  --------------  --------------  --------------  --------------  --------------

TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................      60,488,395      50,939,597      23,206,434      18,556,632      15,641,273      29,938,696

NET ASSETS:
  Beginning of period..............     150,687,304      99,747,707      72,147,168      53,590,536      29,938,696               0
                                     --------------  --------------  --------------  --------------  --------------  --------------
  End of period....................  $  211,175,699  $  150,687,304  $   95,353,602  $   72,147,168  $   45,579,969  $   29,938,696
                                     ==============  ==============  ==============  ==============  ==============  ==============


                                               GOVERNMENT
                                               SECURITIES
                                     ------------------------------
                                        01/01/95        01/01/94
                                           TO              TO
                                        09/30/95        12/31/94
                                      (UNAUDITED)
                                     --------------  --------------
OPERATIONS:
  Net investment income (loss).....  $    1,117,287  $    3,587,433
  Capital gains distributions
    received.......................               0               0
  Realized gain (loss) on shares
    redeemed
    [average cost basis]...........         (28,623)        (74,828)
  Net unrealized gain (loss) on
    investments....................       7,103,438      (7,299,824)
                                     --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM OPERATIONS........       8,192,102      (3,787,219)
                                     --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....        (101,583)      4,183,444
                                     --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM SURPLUS
  TRANSFERS........................        (321,731)       (467,937)
                                     --------------  --------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................       7,768,788         (71,712)
NET ASSETS:
  Beginning of period..............      61,563,342      61,635,054
                                     --------------  --------------
  End of period....................  $   69,332,130  $   61,563,342
                                     ==============  ==============


             SEE NOTES TO FINANCIAL STATEMENTS ON PAGES 46 AND 47.

For the periods ended September 30, 1995 and December 31, 1994

                                                              SUBACCOUNTS
                                     --------------------------------------------------------------

                                                  ZERO
                                                 COUPON                                  SMALL
                                                  BOND                   GROWTH      CAPITALIZATION
                                                  2005                   STOCK           STOCK
                                     ------------------------------  --------------  --------------
                                        01/01/95        01/01/94       05/01/95*       05/01/95*
                                           TO              TO              TO              TO
                                        09/30/95        12/31/94        09/30/95        09/30/95
                                      (UNAUDITED)                     (UNAUDITED)     (UNAUDITED)
                                     --------------  --------------  --------------  --------------

OPERATIONS:
  Net investment income (loss).....  $      265,863  $      782,620  $       (3,272) $       (2,758)
  Capital gains distributions
    received.......................               0           3,474               0               0
  Realized gain (loss) on shares
    redeemed
    [average cost basis]...........               0          (2,913)              0               0
  Net unrealized gain (loss) on
    investments....................       2,907,796      (2,073,481)        182,344         171,805
                                     --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM OPERATIONS........       3,173,659      (1,290,300)        179,072         169,047
                                     --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....       1,374,082       3,624,370       3,369,067       2,792,860
                                     --------------  --------------  --------------  --------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM SURPLUS
  TRANSFERS........................         (99,649)       (146,182)         29,580         160,172
                                     --------------  --------------  --------------  --------------

TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................       4,448,092       2,187,888       3,577,719       3,122,079

NET ASSETS:
  Beginning of period..............      14,093,350      11,905,462               0               0
                                     --------------  --------------  --------------  --------------
  End of period....................  $   18,541,442  $   14,093,350  $    3,577,719  $    3,122,079
                                     ==============  ==============  ==============  ==============
                                                                             *Commencement
                                                                              of Business

             SEE NOTES TO FINANCIAL STATEMENTS ON PAGES 46 AND 47.

                        NOTES TO FINANCIAL STATEMENTS OF
                  THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT
         FOR THE PERIODS ENDED SEPTEMBER 30, 1995 AND DECEMBER 31, 1994

NOTE 1:  GENERAL

     The Prudential Variable Appreciable Account (the "Account") of The Prudential Insurance Company of America ("The Prudential") was established on August 11, 1987 by a resolution of The Prudential's Board of Directors in conformity with insurance laws of the State of New Jersey. The assets of the Account are segregated from The Prudential's other assets. Currently only The Prudential Variable Appreciable Life (PVAL) and the Custom Variable Appreciable Life contracts invests in the Account. The Prudential Survivorship Preferred
(SVUL) will also invest in the Account once the product becomes available to the contract owner.

     The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are sixteen subaccounts within the Account, each of which invests only in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is a diversified open-end management investment company, and is managed by The Prudential. The SVUL product was not in existence at September 30, 1995, therefore, the Account was only used for the PVAL and the Custom Variable Appreciable Life contracts. Due to its liquidation on November 15, 1995, the Zero Coupon Bond 1995 portfolio will not be offered as an investment option of the SVUL product. The information under charges and expenses outlined in Note 3 apply only to PVAL. The charges and expenses for the SVUL product will be different.

NOTE 2:  INVESTMENT INFORMATION FOR THE PRUDENTIAL SERIES FUND, INC. PORTFOLIOS

The net asset value per share for each portfolio of the Series Fund, the number of shares of each portfolio held by the subaccounts of the Account and the aggregate cost of investments in such shares at September 30, 1995 were as follows:

                                                                PORTFOLIOS
                              -------------------------------------------------------------------------------
                                                                               AGGRESSIVELY   CONSERVATIVELY
         PORTFOLIO                MONEY                           COMMON         MANAGED          MANAGED
        INFORMATION               MARKET           BOND           STOCK          FLEXIBLE        FLEXIBLE
----------------------------  --------------  --------------  --------------  --------------  ---------------
Number of shares:                  9,002,847       8,505,745      28,343,858      49,432,168      47,591,644
Net asset value per share:    $      10.0000  $      11.2621  $      25.9993  $      18.2907   $     15.8277
Cost:                         $   90,028,473  $   92,307,958  $  576,425,569  $  791,688,359   $ 688,464,833

                                                          PORTFOLIOS (CONTINUED)
                              -------------------------------------------------------------------------------
                                   ZERO            ZERO
                                  COUPON          COUPON           HIGH                            HIGH
         PORTFOLIO                 BOND            BOND           YIELD           STOCK          DIVIDEND
        INFORMATION                1995            2000            BOND           INDEX            STOCK
----------------------------  --------------  --------------  --------------  --------------  ---------------
Number of shares:                    469,494       1,424,637       7,698,315      14,054,058      12,240,501
Net asset value per share:    $      10.8305  $      13.5379  $       8.0268  $      19.2375   $     17.2522
Cost:                         $    5,205,862  $   17,861,897  $   61,157,749  $  195,477,006   $ 182,052,111

                                                                  PORTFOLIOS (CONTINUED)
                              -----------------------------------------------------------------------------------------------
                                                                                   ZERO
                                                                                  COUPON                           SMALL
         PORTFOLIO               NATURAL          GLOBAL        GOVERNMENT         BOND           GROWTH       CAPITALIZATION
        INFORMATION             RESOURCES         EQUITY        SECURITIES         2005            STOCK           STOCK
----------------------------  --------------  --------------  --------------  --------------  ---------------  --------------
Number of shares:                  5,494,444       2,784,662       5,940,731       1,436,339         289,894          261,218
Net asset value per share:    $      17.3546  $      16.3682  $      11.6706  $      12.9088   $     12.3415   $      11.9520
Cost:                         $   77,304,509  $   40,361,859  $   66,886,689  $   16,676,687   $   3,395,376   $    2,950,274

NOTE 3: CHARGES AND EXPENSES

        A. Mortality Risk and Expense Risk Charges

           The mortality risk and expense risk charges at an effective annual rate of up to 0.90% may be applied daily against the net assets representing equity of the Contract owners held in each subaccount. For contracts with face amounts of $100,000 or more, the annual rate is 0.60%.

        B. Deferred Sales Charge

           A deferred sales charge is imposed upon the surrender of certain variable life insurance contracts to compensate The Prudential for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the Contract was issued. No sales charge will be imposed after the tenth year of the Contract. No sales charge will be imposed on death benefits.

        C. Partial Withdrawal Charge

           The partial withdrawal of the cash surrender value from certain variable life insurance contracts invokes a charge equal to the lesser of $15 or 2% of the amount withdrawn.

        D. Expense Reimbursement

           The Account is reimbursed by The Prudential, on a non-guaranteed basis, for expenses incurred by the Series Fund in excess of the effective rate of 0.40% for all Zero Coupon Bond Portfolios, 0.45% for the Stock Index Portfolio, 0.50% for the High Dividend Stock Portfolio, 0.55% for the Natural Resources Portfolio, and 0.65% for the High Yield Bond Portfolio of the average daily net assets of these portfolios.

NOTE 4: TAXES

        The operations of the subaccounts form a part of, and are taxed with, the operations of The Prudential. Under the Internal Revenue Code, all ordinary income and capital gains allocated to the Contract owners are not taxed to The Prudential. As a result, the net asset values of the subaccounts are not affected by federal income taxes on distributions received by the subaccounts.

NOTE 5: NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM SURPLUS TRANSFERS

        The increase (decrease) in net assets resulting from surplus transfers represents the net contributions of The Prudential to the Account.

NOTE 6: RELATED PARTY TRANSACTIONS

        The Prudential has purchased multiple individual contracts of the Account insuring the lives of certain employees. The Prudential is the owner and beneficiary of the contracts. Net premium payments of approximately $22.9 million were received for the period ended September 30, 1995. Net premium payments of approximately $23.0 million for the year ended December 31, 1994 were directed to the Aggressively Managed Flexible subaccount. Equity of Contract owners in that subaccount at September 30, 1995 and December 31, 1994 includes approximately $182.7 million and $136.7 million, respectively, owned by the Prudential.

                            FINANCIAL STATEMENTS OF
                  THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 1994

                                                                                             SUBACCOUNTS
                                                                    --------------------------------------------------------------
                                                                                                                     AGGRESSIVELY
                                                                        MONEY                           COMMON         MANAGED
                                                        TOTAL           MARKET           BOND           STOCK          FLEXIBLE
                                                    --------------  --------------  --------------  --------------  --------------
ASSETS
Investment in shares of The Prudential Series
  Fund, Inc.
  Portfolios at net asset value [Note 2]..........  $2,587,138,095  $   78,169,861  $   76,194,412  $  500,113,200  $  699,836,622
                                                    ==============  ==============  ==============  ==============  ==============
  Equity of Contract owners.......................  $2,568,337,051  $   77,928,559  $   76,018,846  $  495,997,636  $  695,664,623
  Equity of The Prudential Insurance Company of
    America.......................................      18,801,044         241,302         175,566       4,115,564       4,171,999
                                                    --------------  --------------  --------------  --------------  --------------
                                                    $2,587,138,095  $   78,169,861  $   76,194,412  $  500,113,200  $  699,836,622
                                                    ==============  ==============  ==============  ==============  ==============

STATEMENTS OF OPERATIONS
For the year ended December 31, 1994

                                                                                             SUBACCOUNTS
                                                                    --------------------------------------------------------------
                                                                                                                     AGGRESSIVELY
                                                                        MONEY                           COMMON         MANAGED
                                                        TOTAL           MARKET           BOND           STOCK          FLEXIBLE
                                                    --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME
  Dividend distributions received.................  $   79,801,099  $    2,906,404  $    4,745,723  $   10,458,080  $   18,588,518

EXPENSES
  Charges to Contract owners for assuming
    mortality risk and expense risk [Note 3A].....      16,768,066         504,103         518,852       3,134,155       4,527,520
  Reimbursement for excess expenses [Note 3D].....         (53,999)              0               0               0               0
                                                    --------------  --------------  --------------  --------------  --------------
NET EXPENSES......................................      16,714,067         504,103         518,852       3,134,155       4,527,520
                                                    --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)......................      63,087,032       2,402,301       4,226,871       7,323,925      14,060,998
                                                    --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received............      54,709,623               0         158,594      19,666,506      18,931,168
  Realized gain (loss) on shares redeemed
    [average cost basis]..........................         167,179               0           4,403          86,672               0
  Net unrealized loss on investments..............    (155,373,175)              0      (7,162,380)    (18,362,891)    (56,779,739)
                                                    --------------  --------------  --------------  --------------  --------------
NET GAIN (LOSS) ON INVESTMENTS....................    (100,496,373)              0      (6,999,383)      1,390,287     (37,848,571)
                                                    --------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.......................  $  (37,409,341) $    2,402,301  $   (2,772,512) $    8,714,212  $  (23,787,573)
                                                    ==============  ==============  ==============  ==============  ==============

            SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A10 AND A11.

                                       A1

                                                                               SUBACCOUNTS (CONTINUED)
                                                    ------------------------------------------------------------------------------
                                                                         ZERO            ZERO
                                                    CONSERVATIVELY      COUPON          COUPON           HIGH
                                                       MANAGED           BOND            BOND           YIELD           STOCK
                                                       FLEXIBLE          1995            2000            BOND           INDEX
                                                    --------------  --------------  --------------  --------------  --------------
ASSETS
Investment in shares of The Prudential Series
  Fund, Inc.
  Portfolios at net asset value [Note 2]..........  $  637,504,119  $    4,804,597  $   16,786,627  $   54,538,773  $  190,760,024
                                                    ==============  ==============  ==============  ==============  ==============
NET ASSETS, representing:
  Equity of Contract owners.......................  $  633,504,352  $    4,788,369  $   16,177,407  $   54,364,432  $  190,028,325
  Equity of The Prudential Insurance Company of
    America.......................................       3,999,767          16,228         609,220         174,341         731,699
                                                    --------------  --------------  --------------  --------------  --------------
                                                    $  637,504,119  $    4,804,597  $   16,786,627  $   54,538,773  $  190,760,024
                                                    ==============  ==============  ==============  ==============  ==============
                                                          HIGH
                                                       DIVIDEND        NATURAL          GLOBAL
                                                        STOCK         RESOURCES         EQUITY
                                                    --------------  --------------  --------------
ASSETS
Investment in shares of The Prudential Series
  Fund, Inc.
  Portfolios at net asset value [Note 2]..........  $  150,687,304  $   72,147,168  $   29,938,696
                                                    ==============  ==============  ==============
NET ASSETS, representing:
  Equity of Contract owners.......................  $  149,277,865  $   71,565,256  $   27,782,691
  Equity of The Prudential Insurance Company of
    America.......................................       1,409,439         581,912       2,156,005
                                                    --------------  --------------  --------------
                                                    $  150,687,304  $   72,147,168  $   29,938,696
                                                    ==============  ==============  ==============

                                                                               SUBACCOUNTS (CONTINUED)
                                                    ------------------------------------------------------------------------------
                                                                         ZERO            ZERO
                                                    CONSERVATIVELY      COUPON          COUPON           HIGH
                                                       MANAGED           BOND            BOND           YIELD           STOCK
                                                       FLEXIBLE          1995            2000            BOND           INDEX
                                                    --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME
  Dividend distributions received.................  $   21,289,808  $      286,151  $    1,133,170  $    5,329,778  $    4,465,133
EXPENSES
  Charges to Contract owners for assuming
    mortality risk and expense risk [Note 3A].....       4,323,507          32,534         118,731         370,924       1,283,145
  Reimbursement for excess expenses [Note 3D].....               0          (9,637)        (17,971)              0               0
                                                    --------------  --------------  --------------  --------------  --------------
NET EXPENSES......................................       4,323,507          22,897         100,760         370,924       1,283,145
                                                    --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)......................      16,966,301         263,254       1,032,410       4,958,854       3,181,988
                                                    --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received............       6,635,310           1,011          31,655              38         267,733
  Realized gain (loss) on shares redeemed
    [average cost basis]..........................          31,649             586           1,031           5,625          58,302
  Net unrealized loss on investments..............     (33,092,575)       (288,227)     (2,416,751)     (6,827,471)     (2,856,319)
                                                    --------------  --------------  --------------  --------------  --------------
NET GAIN (LOSS) ON INVESTMENTS....................     (26,425,616)       (286,630)     (2,384,065)     (6,821,808)     (2,530,284)
                                                    --------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.......................  $   (9,459,315) $      (23,376) $   (1,351,655) $   (1,862,954) $      651,704
                                                    ==============  ==============  ==============  ==============  ==============
                                                          HIGH
                                                       DIVIDEND        NATURAL          GLOBAL
                                                        STOCK         RESOURCES        EQUITY*
                                                    --------------  --------------  --------------
INVESTMENT INCOME
  Dividend distributions received.................  $    5,001,100  $      674,356  $       44,201
EXPENSES
  Charges to Contract owners for assuming
    mortality risk and expense risk [Note 3A].....         893,008         470,895          55,679
  Reimbursement for excess expenses [Note 3D].....               0              (2)              0
                                                    --------------  --------------  --------------
NET EXPENSES......................................         893,008         470,893          55,679
                                                    --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)......................       4,108,092         203,463         (11,478)
                                                    --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received............       7,633,088       1,375,424           5,622
  Realized gain (loss) on shares redeemed
    [average cost basis]..........................          34,607          22,045               0
  Net unrealized loss on investments..............     (11,478,198)     (5,314,192)     (1,421,127)
                                                    --------------  --------------  --------------
NET GAIN (LOSS) ON INVESTMENTS....................      (3,810,503)     (3,916,723)     (1,415,505)
                                                    --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.......................  $      297,589  $   (3,713,260) $   (1,426,983)
                                                    ==============  ==============  ==============
                                                                                      *Commenced
                                                                                       Business
                                                                                       on 5/1/94

            SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A10 AND A11.

                                       A2

December 31, 1994

                                                             SUBACCOUNTS
                                                    ------------------------------
                                                                         ZERO
                                                                        COUPON
                                                      GOVERNMENT         BOND
                                                      SECURITIES         2005
                                                    --------------  --------------
ASSETS
Investment in shares of The Prudential Series
  Fund, Inc.
  Portfolios at net asset value [Note 2]..........  $   61,563,342  $   14,093,350
                                                    ==============  ==============
NET ASSETS, representing:
  Equity of Contract owners.......................  $   61,256,996  $   13,981,694
  Equity of The Prudential Insurance Company of
    America.......................................         306,346         111,656
                                                    --------------  --------------
                                                    $   61,563,342  $   14,093,350
                                                    ==============  ==============

STATEMENTS OF OPERATIONS (CONTINUED)
For the year ended December 31, 1994

                                                             SUBACCOUNTS
                                                    ------------------------------
                                                                         ZERO
                                                                        COUPON
                                                      GOVERNMENT         BOND
                                                      SECURITIES         2005
                                                    --------------  --------------
INVESTMENT INCOME
  Dividend distributions received.................  $    4,032,941  $      845,736

EXPENSES
  Charges to Contract owners for assuming
    mortality risk and expense risk [Note 3A].....         445,508          89,505
  Reimbursement for excess expenses [Note 3D].....               0         (26,389)
                                                    --------------  --------------
NET EXPENSES......................................         445,508          63,116
                                                    --------------  --------------
NET INVESTMENT INCOME (LOSS)......................       3,587,433         782,620
                                                    --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS
  Capital gains distributions received............               0           3,474
  Realized gain (loss) on shares redeemed
    [average cost basis]..........................         (74,828)         (2,913)
  Net unrealized loss on investments..............      (7,299,824)     (2,073,481)
                                                    --------------  --------------
NET GAIN (LOSS) ON INVESTMENTS....................      (7,374,652)     (2,072,920)
                                                    --------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.......................  $   (3,787,219) $   (1,290,300)
                                                    ==============  ==============

            SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A10 AND A11.

                                       A3

                     (This page intentionally left blank.)















                                       A4

                            FINANCIAL STATEMENTS OF
                  THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 1994 and 1993

                                                                                              SUBACCOUNTS
                                                                     --------------------------------------------------------------
                                                                                 MONEY
                                                 TOTAL                           MARKET                           BOND
                                     ------------------------------  ------------------------------  ------------------------------
                                                          1993
                                          1994       (AS RESTATED)        1994            1993            1994            1993
                                     --------------  --------------  --------------  --------------  --------------  --------------

OPERATIONS:
  Net investment income (loss).....  $   63,087,032  $   44,057,142  $    2,402,301  $    1,562,897  $    4,226,871  $    3,075,764
  Capital gains distributions
    received.......................      54,709,623      70,916,387               0               0         158,594         892,376
  Realized gain (loss) on shares
    redeemed [average cost basis]..         167,179         626,607               0               0           4,403          15,239
  Net unrealized gain (loss) on
    investments....................    (155,373,175)     89,884,218               0               0      (7,162,380)        662,894
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................     (37,409,341)    205,484,354       2,402,301       1,562,897      (2,772,512)      4,646,273
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INCREASE IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....     560,003,324     595,883,814       6,444,757       5,467,177      11,829,119      18,271,190
                                     --------------  --------------  --------------  --------------  --------------  --------------
 NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM SURPLUS
  TRANSFERS........................        (942,487)      1,089,951        (213,654)       (175,801)       (532,267)        (36,073)
                                     --------------  --------------  --------------  --------------  --------------  --------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................     521,651,496     802,458,119       8,633,404       6,854,273       8,524,340      22,881,390

NET ASSETS:
  Beginning of year................   2,065,486,599   1,263,028,480      69,536,457      62,682,184      67,670,072      44,788,682
                                     --------------  --------------  --------------  --------------  --------------  --------------
  End of year......................  $2,587,138,095  $2,065,486,599  $   78,169,861  $   69,536,457  $   76,194,412  $   67,670,072
                                     ==============  ==============  ==============  ==============  ==============  ==============

            SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A10 AND A11.

                                       A5

For the years ended December 31, 1994 and 1993

                                                        SUBACCOUNTS (CONTINUED)
                                     --------------------------------------------------------------
                                                                              AGGRESSIVELY
                                                 COMMON                         MANAGED
                                                 STOCK                          FLEXIBLE
                                     ------------------------------  ------------------------------
                                          1994            1993            1994            1993
                                     --------------  --------------  --------------  --------------

OPERATIONS:
  Net investment income (loss).....  $    7,323,925  $    3,787,584  $   14,060,998  $   12,932,914
  Capital gains distributions
    received.......................      19,666,506      16,988,695      18,931,168      29,168,105
  Realized gain (loss) on shares
    redeemed [average cost basis]..          86,672         167,532               0         122,764
  Net unrealized gain (loss) on
    investments....................     (18,362,891)     30,362,343     (56,779,739)     18,927,854
                                     --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................       8,714,212      51,306,154     (23,787,573)     61,151,637
                                     --------------  --------------  --------------  --------------
NET INCREASE IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....     123,951,671     108,534,011     142,298,237     150,101,012
                                     --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM SURPLUS
  TRANSFERS........................         452,486       1,171,594         (55,717)       (111,711)
                                     --------------  --------------  --------------  --------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................     133,118,369     161,011,759     118,454,947     211,140,938

NET ASSETS:
  Beginning of year................     366,994,831     205,983,072     581,381,675     370,240,737
                                     --------------  --------------  --------------  --------------
  End of year......................  $  500,113,200  $  366,994,831  $  699,836,622  $  581,381,675
                                     ==============  ==============  ==============  ==============


                                                                                  ZERO
                                             CONSERVATIVELY                      COUPON
                                                MANAGED                           BOND
                                                FLEXIBLE                          1995
                                     ------------------------------  ------------------------------

                                          1994            1993            1994            1993
                                     --------------  --------------  --------------  --------------
OPERATIONS:
  Net investment income (loss).....  $   16,966,301  $   10,601,459  $      263,254  $      257,300
  Capital gains distributions
    received.......................       6,635,310      18,959,118           1,011               0
  Realized gain (loss) on shares
    redeemed [average cost basis]..          31,649         120,806             586               0
  Net unrealized gain (loss) on
    investments....................     (33,092,575)     12,220,568        (288,227)         (1,749)
                                     --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................      (9,459,315)     41,901,951         (23,376)        255,551
                                     --------------  --------------  --------------  --------------
NET INCREASE IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....     127,164,401     163,207,517         338,277       1,203,358
                                     --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM SURPLUS
  TRANSFERS........................      (1,173,893)        816,842        (106,380)          8,524
                                     --------------  --------------  --------------  --------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................     116,531,193     205,926,310         208,521       1,467,433
NET ASSETS:
  Beginning of year................     520,972,926     315,046,616       4,596,076       3,128,643
                                     --------------  --------------  --------------  --------------
  End of year......................  $  637,504,119  $  520,972,926  $    4,804,597  $    4,596,076
                                     ==============  ==============  ==============  ==============

            SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A10 AND A11.

                                       A6

For the years ended December 31, 1994 and 1993

                                                                              SUBACCOUNTS
                                     ----------------------------------------------------------------------------------------------
                                                  ZERO
                                                 COUPON                           HIGH
                                                  BOND                           YIELD                           STOCK
                                                  2000                            BOND                           INDEX
                                     ------------------------------  ------------------------------  ------------------------------
                                                                                          1993
                                          1994            1993            1994       (AS RESTATED)        1994            1993
                                     --------------  --------------  --------------  --------------  --------------  --------------

OPERATIONS:
  Net investment income (loss).....  $    1,032,410  $      834,516  $    4,958,854  $    3,323,954  $    3,181,988  $    2,402,805
  Capital gains distributions
    received.......................          31,655           5,978              38              23         267,733         339,359
  Realized gain (loss) on shares
    redeemed [average cost basis]..           1,031           1,154           5,625          48,986          58,302          63,772
  Net unrealized gain (loss) on
    investments....................      (2,416,751)        919,475      (6,827,471)      2,255,362      (2,856,319)      8,649,699
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................      (1,351,655)      1,761,123      (1,862,954)      5,628,325         651,704      11,455,635
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INCREASE IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....         900,334       5,163,860       9,774,435      17,361,907      26,983,569      43,311,756
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM SURPLUS
  TRANSFERS........................         409,426          10,638        (576,511)        (16,603)       (298,727)       (951,071)
                                     --------------  --------------  --------------  --------------  --------------  --------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................         (41,895)      6,935,621       7,334,970      22,973,629      27,336,546      53,816,320

NET ASSETS:
  Beginning of year................      16,828,522       9,892,901      47,203,803      24,230,174     163,423,478     109,607,158
                                     --------------  --------------  --------------  --------------  --------------  --------------
  End of year......................  $   16,786,627  $   16,828,522  $   54,538,773  $   47,203,803  $  190,760,024  $  163,423,478
                                     ==============  ==============  ==============  ==============  ==============  ==============

            SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A10 AND A11.

                                       A7

                                                                        SUBACCOUNTS (CONTINUED)
                                     ----------------------------------------------------------------------------------------------

                                                  HIGH
                                                DIVIDEND                        NATURAL                  GLOBAL        GOVERNMENT
                                                 STOCK                         RESOURCES                EQUITY*        SECURITIES
                                     ------------------------------  ------------------------------  --------------  --------------
                                          1994            1993            1994            1993            1994            1994
                                     --------------  --------------  --------------  --------------  --------------  --------------

OPERATIONS:
  Net investment income (loss).....  $    4,108,092  $    1,948,922  $      203,463  $      300,114  $      (11,478) $    3,587,433
  Capital gains distributions
    received.......................       7,633,088       3,057,447       1,375,424       1,290,124           5,622               0
  Realized gain (loss) on shares
    redeemed [average cost basis]..          34,607          68,504          22,045           8,953               0         (74,828)
  Net unrealized gain (loss) on
    investments....................     (11,478,198)      6,361,835      (5,314,192)      6,638,189      (1,421,127)     (7,299,824)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................         297,589      11,436,708      (3,713,260)      8,237,380      (1,426,983)     (3,787,219)
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INCREASE IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....      51,018,498      44,298,031      22,317,372      13,476,759      29,174,840       4,183,444
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM SURPLUS
  TRANSFERS........................        (376,490)        886,003         (47,480)        173,903       2,190,839        (467,937)
                                     --------------  --------------  --------------  --------------  --------------  --------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................      50,939,597      56,620,742      18,556,632      21,888,042      29,938,696         (71,712)
NET ASSETS:
  Beginning of year................      99,747,707      43,126,965      53,590,536      31,702,494               0      61,635,054
                                     --------------  --------------  --------------  --------------  --------------  --------------
  End of year......................  $  150,687,304  $   99,747,707  $   72,147,168  $   53,590,536  $   29,938,696  $   61,563,342
                                     ==============  ==============  ==============  ==============  ==============  ==============
                                                                                                       *Commenced
                                                                                                        Business
                                                                                                        on 5/1/94

                                          1993
                                     --------------
OPERATIONS:
  Net investment income (loss).....  $    2,505,506
  Capital gains distributions
    received.......................         213,250
  Realized gain (loss) on shares
    redeemed [average cost basis]..           6,004
  Net unrealized gain (loss) on
    investments....................       2,070,124
                                     --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................       4,794,884
                                     --------------
NET INCREASE IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....      20,135,848
                                     --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM SURPLUS
  TRANSFERS........................        (628,148)
                                     --------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................      24,302,584
NET ASSETS:
  Beginning of year................      37,332,470
                                     --------------
  End of year......................  $   61,635,054
                                     ==============

            SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A10 AND A11.

                                       A8

For the years ended December 31, 1994 and 1993

                                        SUBACCOUNTS (CONTINUED)
                                     ------------------------------
                                                  ZERO
                                                 COUPON
                                                  BOND
                                                  2005
                                     ------------------------------
                                          1994            1993
                                     --------------  --------------

OPERATIONS:
  Net investment income (loss).....  $      782,620  $      523,407
  Capital gains distributions
    received.......................           3,474           1,912
  Realized gain (loss) on shares
    redeemed [average cost basis]..          (2,913)          2,893
  Net unrealized gain (loss) on
    investments....................      (2,073,481)        817,624
                                     --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................      (1,290,300)      1,345,836
                                     --------------  --------------
NET INCREASE IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS....       3,624,370       5,351,388
                                     --------------  --------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM SURPLUS
  TRANSFERS........................        (146,182)        (58,146)
                                     --------------  --------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS....................       2,187,888       6,639,078

NET ASSETS:
  Beginning of year................      11,905,462       5,266,384
                                     --------------  --------------
  End of year......................  $   14,093,350  $   11,905,462
                                     ==============  ==============

            SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A10 AND A11.

                                       A9

                        NOTES TO FINANCIAL STATEMENTS OF
                  THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT
          FOR THE YEARS ENDED DECEMBER 31, 1994 AND DECEMBER 31, 1993

NOTE 1:  GENERAL

         The Prudential Variable Appreciable Account (the "Account") of The Prudential Insurance Company of America ("The Prudential") was established on August 11, 1987 by a resolution of The Prudential's Board of Directors in conformity with insurance laws of the State of New Jersey. The assets of the Account are segregated from The Prudential's other assets.

The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are fourteen subaccounts within the Account, each of which invests only in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is a diversified open-end management investment company, and is managed by The Prudential.

NOTE 2:  INVESTMENT INFORMATION FOR THE PRUDENTIAL SERIES FUND, INC. PORTFOLIOS

         The net asset value per share for each portfolio of the Series Fund, the number of shares of each portfolio held by the subaccounts of the Account and the aggregate cost of investments in such shares at December 31, 1994 were as follows:

                                                                PORTFOLIOS
                              -------------------------------------------------------------------------------
                                                                               AGGRESSIVELY   CONSERVATIVELY
         PORTFOLIO                MONEY                           COMMON         MANAGED          MANAGED
        INFORMATION               MARKET           BOND           STOCK          FLEXIBLE        FLEXIBLE
----------------------------  --------------  --------------  --------------  --------------  ---------------
Number of shares:                  7,816,986       7,590,332      24,204,046      45,162,376      45,229,225
Net asset value per share:    $      10.0000  $      10.0384  $      20.6624  $      15.4960   $     14.0950
Cost:                         $   78,169,861  $   82,298,314  $  479,554,451  $  718,908,716   $ 652,751,738

                                                          PORTFOLIOS (CONTINUED)
                              -------------------------------------------------------------------------------
                                   ZERO            ZERO
                                  COUPON          COUPON           HIGH                            HIGH
         PORTFOLIO                 BOND            BOND           YIELD           STOCK          DIVIDEND
        INFORMATION                1995            2000            BOND           INDEX            STOCK
----------------------------  --------------  --------------  --------------  --------------  ---------------
Number of shares:                    453,570       1,415,159       7,400,245      12,753,836      10,403,600
Net asset value per share:    $      10.5929  $      11.8620  $       7.3655  $      14.9571   $     14.4842
Cost:                         $    5,036,020  $   17,707,975  $   58,897,134  $  172,505,026   $ 152,868,694

                                                  PORTFOLIOS (CONTINUED)
                              --------------------------------------------------------------
                                                                                   ZERO
                                                                                  COUPON
         PORTFOLIO               NATURAL          GLOBAL        GOVERNMENT         BOND
        INFORMATION             RESOURCES         EQUITY        SECURITIES         2005
----------------------------  --------------  --------------  --------------  --------------
Number of shares:                  4,995,241       2,157,138       5,884,837       1,311,729
Net asset value per share:    $      14.4432  $      13.8789  $      10.4614  $      10.7441
Cost:                         $   69,492,489  $   31,359,823  $   66,221,339  $   15,136,391

NOTE 3:  CHARGES AND EXPENSES

         A. Mortality Risk and Expense Risk Charges

            The mortality risk and expense risk charges at an effective annual rate of up to 0.90% may be applied daily against the net assets representing equity of the Contract owners held in each subaccount. For contracts with face amounts of $100,000 or more, the annual rate is 0.60%.

         B. Deferred Sales Charge

            A deferred sales charge is imposed upon the surrender of certain variable life insurance contracts to compensate The Prudential for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the Contract was issued. No sales charge will be imposed after the tenth year of the Contract. No sales charge will be imposed on death benefits.

                                      A10

         C. Partial Withdrawal Charge

            The partial withdrawal of the cash surrender value from certain variable life insurance contracts invokes a charge equal to the lesser of $15 or 2% of the amount withdrawn.

         D. Expense Reimbursement

            The Account is reimbursed by The Prudential, on a non-guaranteed basis, for expenses incurred by the Series Fund in excess of the effective rate of 0.40% for all Zero Coupon Bond Portfolios, 0.45% for the Stock Index Portfolio, 0.50% for the High Dividend Stock Portfolio, 0.55% for the Natural Resources Portfolio, and 0.65% for the High Yield Bond Portfolio of the average daily net assets of these portfolios.

NOTE 4:  TAXES

         The operations of the subaccounts form a part of, and are taxed with, the operations of The Prudential. Under the Internal Revenue Code, all ordinary income and capital gains allocated to the Contract owners are not taxed to The Prudential. As a result, the net asset values of the subaccounts are not affected by federal income taxes on distributions received by the subaccounts.

NOTE 5:  NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM SURPLUS TRANSFERS

         The increase (decrease) in net assets resulting from surplus transfers represents the net contributions of The Prudential to the Account.

NOTE 6:  RELATED PARTY TRANSACTIONS

         The Prudential has purchased multiple individual contracts of the Account insuring the lives of certain employees. The Prudential is the owner and beneficiary of the contracts. Net premium payments of approximately $23.0 million for each of the years ended December 31, 1994 and December 31, 1993, respectively, were directed to the Aggressively Managed Flexible subaccount. Equity of Contract owners in that subaccount at December 31, 1994 and December 31, 1993 includes approximately $136.7 million and $122.8 million, respectively, owned by The Prudential.

NOTE 7:  RESTATEMENT

         Subsequent to the issuance of the Account's previously issued December 31, 1993 financial statements, The Prudential determined that in the High Yield Bond subaccount, net assets and net increase in net assets resulting from operations were overstated by approximately $284,192 due to the overvaluation of a security held in the High Yield Bond Portfolio of the Series Fund at December 31, 1993. Accordingly, the comparative 1993 financial information included in the statements of changes in net assets of the Account has been restated.

                                      A11

                          INDEPENDENT AUDITORS' REPORT

To the Contract Owners of
The Prudential Variable Appreciable
Account and the Board of Directors
of The Prudential Insurance Company of America
Newark, New Jersey

We have audited the accompanying statements of net assets of The Prudential Variable Appreciable Account of The Prudential Insurance Company of America (comprising, respectively, the Money Market, Bond, Common Stock, Aggressively Managed Flexible, Conservatively Managed Flexible, Zero Coupon Bond 1995, Zero Coupon Bond 2000, High Yield Bond, Stock Index, High Dividend Stock, Natural Resources, Global Equity, Government Securities and Zero Coupon Bond 2005 subaccounts) as of December 31, 1994, the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the respective subaccounts constituting The Prudential Variable Appreciable Account as of December 31, 1994, the results of their operations, and the changes in their net assets for the respective stated periods in conformity with generally accepted accounting principles.

As discussed in Note 7, the 1993 financial statements of The Prudential Variable Appreciable Account have been restated.




Deloitte & Touche LLP

Parsippany, New Jersey
February 10, 1995

                                      A12

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                AND SUBSIDIARIES


                             CONSOLIDATED STATEMENTS
                              OF FINANCIAL POSITION

                                                  DECEMBER 31,
                                                 1994      1993
                                                ------    ------
                                                 (IN MILLIONS)

ASSETS

    Fixed maturities.......................   $ 78,743  $ 79,061
    Equity securities......................      2,327     2,216
    Mortgage loans.........................     26,199    27,509
    Investment real estate.................      1,600     1,903
    Policy loans...........................      6,631     6,456
    Other long-term investments............      5,147     4,739
    Short-term investments.................     10,630     6,304
    Securities purchased under
      agreements to resell.................      5,591     9,656
    Trading account securities.............      6,218     8,586
    Cash...................................      1,109     1,666
    Accrued investment income..............      1,932     1,826
    Premiums due and deferred..............      2,712     2,549
    Broker-dealer receivables..............      7,311     9,133
    Other assets...........................      7,119     9,997
    Assets held in Separate Accounts.......     48,633    48,110
                                              --------  --------
TOTAL ASSETS...............................   $211,902  $219,711
                                              ========  ========
LIABILITIES, AVR AND SURPLUS
Liabilities:
    Policy liabilities and insurance
      reserves:
    Future policy benefits and claims......   $101,589  $100,030
    Unearned premiums......................      1,144     1,146
    Other policy claims and benefits
      payable..............................      1,848     1,935
    Policy dividends.......................      1,686     2,018
    Other policyholders' funds.............      9,097     9,874
    Securities sold under agreements
      to repurchase........................      8,919    14,703
    Notes payable and other borrowings.....     12,009    13,354
    Broker-dealer payables.................      5,144     5,410
    Other liabilities......................     13,036    13,075
    Liabilities related to
      Separate Accounts......................   47,946    47,475
                                              --------  --------
TOTAL LIABILITIES..........................    202,418   209,020
                                              --------  --------
Asset valuation reserve (AVR)..............      2,035     2,687
                                              --------  --------
Surplus:
    Capital notes..........................        298       298
    Special surplus fund...................      1,097     1,091
    Unassigned surplus.....................      6,054     6,615
                                              --------  --------
TOTAL SURPLUS..............................      7,449     8,004
                                              --------  --------
TOTAL LIABILITIES, AVR
    AND SURPLUS............................   $211,902  $219,711
                                              ========  ========

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                           CONSOLIDATED STATEMENTS OF
                   OPERATIONS AND CHANGES IN SURPLUS AND ASSET
                             VALUATION RESERVE (AVR)


                                       YEARS ENDED DECEMBER 31,
                                      1994       1993      1992
                                      -----      -----     -----
                                             (IN MILLIONS)

REVENUE

    Premiums and annuity
      considerations.............    $29,698   $29,982   $29,858
    Net investment income........      9,595    10,090    10,318
    Broker-dealer revenue........      3,677     4,025     3,592
    Realized investment
      (losses)/gains.............       (450)      953       720
    Other income.................      1,037       924       833
                                     -------   -------   -------
TOTAL REVENUE....................     43,557    45,974    45,321
                                     -------   -------   -------
BENEFITS AND EXPENSES
    Current and future benefits
      and claims.................     30,788    30,573    32,031
    Insurance and underwriting
      expenses...................      4,830     4,982     4,563
    Limited partnership
      matters....................      1,422       390       129
    General, administrative
      and other expenses.........      5,794     5,575     5,394
                                     -------   -------   -------
TOTAL BENEFITS AND
    EXPENSES.....................     42,834    41,520    42,117
                                     -------   -------   -------
Income from operations
    before dividends
    and income taxes.............        723     4,454     3,204
Dividends to
    policyholders................      2,290     2,339     2,389
                                     -------   -------   -------
Income/(loss) before
    income taxes.................     (1,567)    2,115       815
Income tax
    (benefit)/provision..........       (392)    1,236       468
                                     -------   -------   -------
NET INCOME/(LOSS)................     (1,175)      879       347
SURPLUS, BEGINNING
    OF YEAR......................      8,004     7,365     6,527
Issuance of capital notes
    (after net charge-off
    of non-admitted prepaid
    postretirement benefit
    cost of $113 in 1993)........          0       185         0
Net unrealized
    investment (losses)
    and change in AVR............        620      (425)      491
                                     -------   -------   -------
SURPLUS, END OF
    YEAR.........................      7,449     8,004     7,365
                                     -------   -------   -------
AVR, BEGINNING OF YEAR...........      2,687     2,457     3,216
(Decrease)/increase in AVR              (652)      230      (759)
                                     -------   -------   -------
AVR, END OF YEAR.................      2,035     2,687     2,457
                                     -------   -------   -------
TOTAL SURPLUS AND
    AVR..........................    $ 9,484   $10,691   $ 9,822
                                     =======   =======   =======



                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                       YEARS ENDED DECEMBER 31,
                                       1994       1993     1992
                                       -----      -----    -----
                                             (IN MILLIONS)

CASH FLOWS FROM
  OPERATING ACTIVITIES

Net income/(loss)................      $(1,175)  $  879  $   347
Adjustments to reconcile
  net income/(loss) to cash flows
  from operating activities:
    Increase in policy liabilities
      and insurance reserves.....        1,289    2,747    3,428
    Net increase in
      Separate Accounts..........          (52)     (59)     (69)
    Realized investment
      losses/(gains).............          450     (953)    (720)
    Depreciation, amortization
      and other non-cash
      items......................          379      261      380
    Decrease/(increase)
      in operating assets:
        Mortgage loans...........         (226)    (226)  (1,952)
        Policy loans.............         (175)    (174)    (216)
        Securities purchased
          under agreements
          to resell..............        2,979   (2,049)  (1,420)
        Trading account
          securities.............        2,447   (2,087)     351
        Broker-dealer
          receivables............        1,822   (1,803)    (161)
        Other assets.............        1,873   (2,277)  (1,041)
      (Decrease)/increase in
        operating liabilities:
          Securities sold under
            agreements to
            repurchase...........       (3,247)   1,134    1,967
          Broker-dealer
            payables.............         (266)   1,067     (653)
          Other liabilities......       (2,116)   2,007      841
                                        ------   ------   ------
CASH FLOWS FROM
 OPERATING ACTIVITIES............        3,982   (1,533)   1,082
                                        ------   ------   ------
CASH FLOWS FROM
  INVESTING ACTIVITIES
Proceeds from the
  sale/maturity of:
    Fixed maturities..............      82,834   87,840   73,326
    Equity securities.............       1,426    1,725      957
    Mortgage loans................       4,154    4,789    3,230
    Investment real estate........         935      441      243
    Other long-term
      investments.................       1,022    1,352    2,046
    Property and equipment........         637        6        5
Payments for the purchase of:
    Fixed maturities..............     (83,075) (89,034) (72,397)
    Equity securities.............      (1,535)  (1,085)    (977)
    Mortgage loans................      (3,446)  (3,530)  (3,087)
    Investment real estate........        (161)    (196)    (240)
    Other long-term
      investments.................      (1,687)    (531)  (2,039)
    Property and equipment........        (392)    (640)    (733)
Short-term investments (net)......      (4,281)  (2,150)  (1,160)
Net change in cash placed as
    collateral for securities
    loaned........................       2,011     (589)  (1,032)
                                        ------   ------   ------
CASH FLOWS FROM
    INVESTING ACTIVITIES..........      (1,558)  (1,602)  (1,858)
                                        ------   ------   ------




CASH FLOWS FROM
   FINANCING ACTIVITIES
Net (payments)/proceeds
   of short-term borrowings....    $ (1,115) $ 1,106  $    70
Proceeds from the issuance of
   long-term debt..............         345    1,228      217
Payments for the settlement
   of long-term debt...........        (760)    (721)    (204)
Proceeds/(payments) of
   unmatched securities
   purchased under
   agreements to resell........       1,086      (47)    (170)
(Payments)/proceeds of
   unmatched securities sold
   under agreements to
   repurchase..................      (2,537)   1,707    1,201
Proceeds from the issuance of
   capital notes...............           0      298        0
                                    -------  -------  -------
CASH FLOWS FROM
 FINANCING ACTIVITIES..........      (2,981)   3,571    1,114
                                    -------  -------  -------
Net (decrease)/increase
   in cash.....................        (557)     436      338
Cash, beginning of year........       1,666    1,230      892
                                    -------  -------  -------
CASH, END OF YEAR..............    $  1,109  $ 1,666  $ 1,230
                                   ========  =======  =======



SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Income tax payments made, net of refunds, during 1994, 1993 and 1992 were $64 million, $933 million and $555 million, respectively. Interest payments made during 1994, 1993 and 1992 were $1,429 million, $1,171 million and $1,272 million, respectively.

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

1. ACCOUNTING POLICIES AND PRINCIPLES

   A. PRINCIPLES OF CONSOLIDATION

      The accompanying consolidated financial statements include the accounts of The Prudential Insurance Company of America ("The Prudential"), a mutual life insurance company, and its subsidiaries (collectively, "the Company"). The activities of the Company cover a broad range of financial services, including life and health insurance, property and casualty insurance, reinsurance, group health care, securities brokerage, asset management, investment advisory services, mortgage banking and servicing, and real estate development and brokerage. All significant intercompany balances and transactions have been eliminated in consolidation.

   B. BASIS OF PRESENTATION

      The consolidated financial statements are presented in conformity with generally accepted accounting principles ("GAAP"), which for mutual life insurance companies and their insurance subsidiaries are statutory accounting practices prescribed or permitted by regulatory authorities in the domiciliary states. Certain reclassifications have been made to the 1993 and 1992 financial statements to conform to the 1994 presentation.

      In 1994, The American Institute of Certified Public Accountants issued Statement of Position 94-5, "Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises" ("SOP 94-5"), which requires insurance enterprises to disclose in their financial statements the accounting methods used in their statutory financial statements that are permitted by the state insurance departments rather than prescribed statutory accounting practices.

      The Prudential, domiciled in the State of New Jersey, prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Insurance ("the Department"). Its insurance subsidiaries prepare statutory financial statements in accordance with accounting practices prescribed or permitted by their respective domiciliary home state insurance departments. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

      In 1993, The Prudential issued Fixed Rate Capital Notes ("the notes"). Interest payments on the notes are pre-approved by the Department, and principal repayment is subject to a Risk-Based Capital test. This permitted accounting practice differs from that prescribed by the NAIC. The NAIC practices provide for Insurance Commissioner approval of every interest and principal payment before the payment is made. The Prudential has included the notes as part of surplus (see Note 7).

      The Prudential has established guaranty fund liabilities for the insolvencies of certain life insurance companies. The liabilities were established net of estimated premium tax credits and federal income tax. Prescribed statutory accounting practices do not address the establishment of liabilities for guaranty fund assessments.

      The Company, with permission from the Department, prepares an Annual Report that differs from the Annual Statement filed with the Department in that subsidiaries are consolidated and certain financial statement captions are presented differently.

   C. FUTURE APPLICATION OF ACCOUNTING STANDARDS

      The Financial Accounting Standards Board (the "FASB") issued Financial Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises," which, as amended, is effective for fiscal years beginning after December 15, 1995. Interpretation No. 40 changes the current practice of mutual life insurance companies with respect to utilizing statutory basis financial statements for general purposes in that it would not allow such financial statements to be referred to as having been prepared in accordance with GAAP. Interpretation No. 40 requires GAAP financial statements of mutual life insurance companies to apply all GAAP pronouncements, unless specifically exempted. Implementation of Interpretation No. 40 will require significant effort and judgment as to determining GAAP for mutual insurance companies' insurance operations. The Company is currently assessing the impact of Interpretation No. 40 on its consolidated financial statements.

   D. INVESTED ASSETS

      Fixed maturities, which include long-term bonds and redeemable preferred stock, are stated primarily at amortized cost. Equity securities, which consist primarily of common stocks, are carried at market value, which is based on quoted market prices, where available, or prices provided by state regulatory authorities.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

      As of January 1, 1994, the non-insurance subsidiaries of The Prudential adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Under SFAS No. 115, debt and marketable equity securities are classified in three categories: held-to-maturity, available-for-sale and trading. The effect of adopting SFAS No. 115 for the non-insurance subsidiaries was not material.

      Mortgage loans are stated primarily at unpaid principal balances. In establishing reserves for losses on mortgage loans, management considers expected losses on loans which they believe may not be collectible in full and expected losses on foreclosures and the sale of mortgage loans. Reserves established for potential or estimated mortgage loan losses are included in the "Asset valuation reserve."

      Policy loans are stated primarily at unpaid principal balances.

      Investment real estate, except for real estate acquired in satisfaction of debt, is carried at cost less accumulated straight-line depreciation ($748 million in 1994 and $859 million in 1993), encumbrances and permanent impairments in value. Real estate acquired in satisfaction of debt, included in "Other assets," is carried at the lower of cost or fair value less disposition costs. Fair value is considered to be the amount that could reasonably be expected in a current transaction between willing parties, other than in forced or liquidation sale.

      Included in "Other long-term investments" is the Company's net equity in joint ventures and other forms of partnerships, which amounted to $3,357 million and $3,745 million as of December 31, 1994 and 1993, respectively. The Company's share of net income from such entities was $354 million, $375 million and $185 million for 1994, 1993 and 1992, respectively.

      Short-term investments are stated at amortized cost, which approximates fair value.

      Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized financing transactions and are carried at their contract amounts plus accrued interest. These agreements are generally collateralized by cash or securities with market values in excess of the obligations under the contract. It is the Company's policy to take possession of securities purchased under resale agreements and to value the securities daily. The Company monitors the value of the underlying collateral and collateral is adjusted when necessary.

      Trading account securities from broker-dealer operations are reported based upon quoted market prices with unrealized gains and losses reported in "Broker-dealer revenue."

      The Company has a securities lending program whereby large blocks of securities are loaned to third parties, primarily major brokerage firms. As of December 31, 1994 and 1993, the estimated fair values of loaned securities were $6,765 million and $6,520 million, respectively. Company and NAIC policies require a minimum of 102% and 105% of the fair value of the domestic and foreign loaned securities, respectively, to be separately maintained as collateral for the loans. Cash collateral received is invested in "Short-term investments," which are reflected as assets in the Consolidated Statements of Financial Position. The offsetting collateral liability is included in the Consolidated Statements of Financial Position in "Other liabilities" in the amounts of $2,385 million and $374 million at December 31, 1994 and 1993, respectively. Non-cash collateral is recorded in memorandum records and not reflected in the consolidated financial statements.

      Net unrealized investment gains and losses result principally from changes in the carrying values of invested assets. Net unrealized investment losses were $(32) million, $(195) million and $(268) million for the years ended December 31, 1994, 1993 and 1992, respectively.

      The asset valuation reserve (AVR) and the interest maintenance reserve
      (IMR) are required reserves for life insurance companies. The AVR is calculated based on a statutory formula and is designed to mitigate the effect of valuation and credit-related losses on unassigned surplus.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

        The components of AVR at December 31, 1994 and 1993 are as follows:


                                             1994     1993
                                            -----     -----
                                              (IN MILLIONS)

Fixed maturities, equity securities
 and short-term investments.............    $  930    $1,591
Mortgage loans..........................       674       722
Real estate and other invested assets...       431       374
                                            ------    ------
Total AVR...............................    $2,035    $2,687
                                            ======    ======


      In 1993, the Company made a voluntary contribution to the mortgage loan component of the AVR in the amount of $305 million.

      The IMR is designed to reduce the fluctuations of surplus resulting from market interest rate movements. Interest rate-related realized capital gains and losses are generally deferred and amortized into investment income over the remaining life of the investment sold. The IMR balance, included in "Other policyholders' funds," was $502 million and $1,539 million at December 31, 1994 and 1993, respectively. Net realized investment (losses)/gains of $(929) million, $1,082 million and $626 million were deferred during the years ended December 31, 1994, 1993 and 1992, respectively. IMR amounts amortized into investment income were $107 million, $118 million and $51 million for the years ended December 31, 1994, 1993 and 1992, respectively.

   E. FUTURE POLICY BENEFITS, LOSSES AND CLAIMS

      Reserves for individual life insurance are calculated using various methods, interest rates and mortality tables, which produce reserves that meet the aggregate requirements of state laws and regulations. Approximately 39% of individual life insurance reserves are determined using the net level premium method, or by using the greater of a net level premium reserve or the policy cash value. About 56% of individual life insurance reserves are calculated according to the Commissioner's Reserve Valuation Method ("CRVM") or methods which compare CRVM reserves to policy cash values.

      For group life insurance, 24% of reserves are determined using net level premium methods and various mortality tables and interest rates. About 53% of group life reserves are associated with extended death benefits. For the most part, these are calculated using modified group tables at various interest rates. The remainder of group life reserves are unearned premium reserves (calculated using the 1960 Commissioner's Standard Group Table), reserves for group life fund accumulations and other miscellaneous reserves. Reserves for group and individual annuity contracts are determined using the Commissioner's Annuity Reserve Valuation Method.

      For life insurance and annuities, unpaid claims include estimates of both the death benefits on reported claims and those which are incurred but not reported. Unpaid claims and claim adjustment expenses for other than life insurance and annuities include estimates of benefits and associated settlement expenses for reported losses and a provision for losses incurred but not reported.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

        Activity in the liability for unpaid claims and claim adjustment expenses is:


                                                   1994                             1993
                                         -----------------------           ------------------------
                                         ACCIDENT       PROPERTY           ACCIDENT        PROPERTY
                                           AND            AND                AND             AND
                                         HEALTH         CASUALTY           HEALTH          CASUALTY
                                        ---------       ----------        ----------      ----------
                                                                (IN MILLIONS)

Balance at January 1 .........         $  2,654          $  4,869         $  2,623          $  4,712
 Less reinsurance recoverables               15             1,070               22             1,107
                                       --------          --------         --------          --------

Net balance at January 1 .....            2,639             3,799            2,601             3,605
                                       --------          --------         --------          --------

Incurred related to:
 Current year ................            7,398             2,541            7,146             2,364
 Prior years .................             (105)              158             (167)              109
                                       --------          --------         --------          --------

Total incurred ...............            7,293             2,699            6,979             2,473
                                       --------          --------         --------          --------

Paid related to:
 Current year ................            5,568             1,237            5,336             1,119
 Prior years .................            1,649             1,163            1,605             1,160
                                       --------          --------         --------          --------

Total paid ...................            7,217             2,400            6,941             2,279
                                       --------          --------         --------          --------

Net balance at December 31 ...            2,715             4,098            2,639             3,799
 Plus reinsurance recoverables               23             1,018               15             1,070
                                       --------          --------         --------          --------

Balance at December 31 .......         $  2,738          $  5,116         $  2,654          $  4,869
                                       ========          ========         ========          ========



      As a result of changes in estimates of insured events in prior years, the declines of $105 million and $167 million in the provision for claims and claim adjustment expenses for accident and health business in 1994 and 1993, respectively, were due to lower-than-expected trends in claim costs and an accelerated decline in indemnity health business.

      As a result of changes in estimates of insured events in prior years, the provision for claims and claim adjustment expenses for property and casualty business (net of reinsurance recoveries of $47 million and $120 million in 1994 and 1993, respectively) increased by $158 million and $109 million in 1994 and 1993, respectively, due to increased loss development and reserve strengthening for asbestos and environmental claims.

   F. REVENUE RECOGNITION AND RELATED EXPENSES

      Life premiums are recognized as income over the premium paying period of the related policies. Annuity considerations are recognized as revenue when received.

      Health and property and casualty premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Unearned premium reserves are established to cover the unexpired portion of premiums written. Such reserves are computed by pro rata methods for direct business and are computed either by pro rata methods or using reports received from ceding companies for reinsurance. Premiums which have not yet been reported are estimated and accrued.

      Expenses incurred in connection with acquiring new insurance business, including such acquisition costs as sales commissions, are charged to operations as incurred in "Insurance and underwriting expenses."

      Commission revenues in "Broker-dealer revenue" and related broker-dealer expenses in "General, administrative and other expenses" are accrued when transactions are executed.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

   G. INCOME TAXES

      Under the Internal Revenue Code ("the Code"), The Prudential and its life insurance subsidiaries are taxed on their gain from operations after dividends to policyholders. In calculating this tax, the Code requires the capitalization and amortization of policy acquisition expenses.

      The Code also imposes an "equity tax" on mutual life insurance companies based on an imputed surplus which, in effect, reduces the deduction for policyholder dividends. The amount of the equity tax is estimated in the current year based on the anticipated equity tax rate, and is adjusted in subsequent years as the rate is finalized.

      The Prudential files a consolidated federal income tax return with all of its domestic subsidiaries. The provision for taxes reported in these financial statements also includes tax liabilities for the foreign subsidiaries. Net operating losses of the non-life subsidiaries may be used in this consolidated return, but are limited each year to the lesser of 35% of cumulative eligible non-life subsidiary losses or 35% of life company taxable income.

      As of January 1, 1993, the non-insurance subsidiaries of The Prudential adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, such subsidiaries recognize deferred tax liabilities or assets for the expected future tax consequences of events that have been recognized in their financial statements. Included in "Income tax (benefit)/provision" are deferred taxes of $(477) million, $21 million and $(8) million for the years ended December 31, 1994, 1993 and 1992, respectively. The cumulative effect of adopting SFAS No. 109 was not material.

      At December 31, 1994, the Company had consolidated non-life tax loss carryforwards of $598 million which will expire between 1998 and 2009, if not utilized.

   H. SEPARATE ACCOUNTS

      Separate Account assets and liabilities, reported in the Consolidated Statements of Financial Position at estimated market value, represent segregated funds which are administered for pension and other clients. The assets consist of common stocks, long-term bonds, real estate, mortgages and short-term investments. The liabilities consist of reserves established to meet withdrawal and future benefit payment contractual provisions. Investment risks associated with market value changes are generally borne by the clients, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate Account net investment income, realized and unrealized capital gains and losses, benefit payments and change in reserves are included in "Current and future benefits and claims."

   I. DERIVATIVE FINANCIAL INSTRUMENTS

      Derivatives used for trading purposes are recorded in the Consolidated Statements of Financial Position at fair value at the reporting date. Realized and unrealized changes in fair values are recognized in "Broker-dealer revenue" and "Other income" in the Consolidated Statements of Operations in the period in which the changes occur. Gains and losses on hedges of existing assets or liabilities are included in the carrying amount of those assets or liabilities and are deferred and recognized in earnings in the same period as the underlying hedged item. For interest rate swaps that qualify for settlement accounting, the interest differential to be paid or received under the swap agreements is accrued over the life of the agreements as a yield adjustment. Gains and losses on early termination of derivatives that modify the characteristics of designated assets and liabilities are deferred and are amortized as an adjustment to the yield of the related assets or liabilities over their remaining lives.

      Derivatives used in activities that support life and health insurance and annuity contracts are recorded at fair value with unrealized gains and losses recorded in "Net unrealized investment (losses) and change in AVR." Upon termination of derivatives supporting life and health insurance and annuity contracts, the interest-related gains and losses are amortized through the IMR.

2. RESTRICTED ASSETS AND SPECIAL DEPOSITS

   Assets in the amounts of $5,901 million and $5,164 million at December 31, 1994 and 1993, respectively, were on deposit with governmental authorities or trustees as required by law.

   Assets valued at $5,855 million and $4,430 million at December 31, 1994 and 1993, respectively, were maintained as compensating balances or pledged as collateral for bank loans and other financing agreements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

   Restricted cash of $455 million and $444 million at December 31, 1994 and 1993, respectively, was included in "Cash" in the Consolidated Statements of Financial Position and Cash Flows.

3. FIXED MATURITIES

   The carrying value and estimated fair value of fixed maturities at December 31, 1994 and 1993 are as follows:

                                                  1994                                          1993
                               -------------------------------------------   -----------------------------------------------
                                           GROSS       GROSS     ESTIMATED                GROSS       GROSS        ESTIMATED
                               CARRYING  UNREALIZED  UNREALIZED    FAIR      CARRYING  UNREALIZED   UNREALIZED       FAIR
                                VALUE     GAINS       LOSSES       VALUE      VALUE       GAINS       LOSSES        VALUE
                               --------  --------    --------    --------    --------    --------    --------      --------
                                                                    (IN MILLIONS)

U.S. Treasury securities
  and obligations of U.S.
  government corporations
  and agencies ..........     $13,624     $   123     $   647     $13,100     $14,979     $   754     $    94     $15,639
Obligations of U.S. .....
  states and their
  political subdivisions        2,776          32         165       2,643       3,212         187           3       3,396
Fixed maturities issued
  by foreign governments
  and their agencies and
  political subdivisions        3,101          37         153       2,985       2,716         188           3       2,901
Corporate securities ....      54,144       1,191       1,772      53,563      51,548       4,390         300      55,638
Mortgage-backed
  securities ............       4,889          82         148       4,823       6,478         257         220       6,515
Other fixed maturities ..         209           0           0         209         128           0           0         128
                              -------     -------     -------     -------     -------     -------     -------     -------
Total ...................     $78,743     $ 1,465     $ 2,885     $77,323     $79,061     $ 5,776     $   620     $84,217
                              =======     =======     =======     =======     =======     =======     =======     =======



   The carrying value and estimated fair value of fixed maturities at December 31, 1994 categorized by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may prepay obligations with or without call or prepayment penalties.


                                                          ESTIMATED
                                            CARRYING        FAIR
                                              VALUE         VALUE
                                           -----------   -----------
                                                  (IN MILLIONS)

Due in one year or less ..............       $ 2,746       $ 2,760
Due after one year through five years         24,405        24,000
Due after five years through ten years        18,972        18,536
Due after ten years ..................        27,731        27,204
                                             -------       -------
                                              73,854        72,500
Mortgage-backed securities ...........         4,889         4,823
                                             -------       -------
Totals ...............................       $78,743       $77,323
                                             =======       =======


   Proceeds from the sale and maturity of fixed maturities during 1994, 1993 and 1992 were $82,834 million, $87,840 million and $73,326 million, respectively. Gross gains of $693 million, $2,473 million and $2,034 million, and gross losses of $2,009 million, $698 million and $530 million were realized on such sales during 1994, 1993 and 1992, respectively (see Note 1D).

   The Company invests in both investment grade and non-investment grade securities. The Securities Valuation Office of the NAIC rates the fixed maturities held by insurers (which account for approximately 98% of the Company's total fixed maturities balance at December 31, 1994 and 1993) for regulatory purposes and groups investments into six categories ranging from highest quality bonds to those in or near default. The lowest three NAIC categories represent, for the most part, high-yield securities and are defined by the NAIC as including any security with a public agency rating of B+ or B1 or less.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

   Included in "Fixed maturities" are securities that are classified by the NAIC as being in the lowest three rating categories. These approximate 1.6% and 2.0% of the Company's assets at December 31, 1994 and 1993, respectively. At December 31, 1994 and 1993, their estimated fair value varied from the carrying value by $(78) million and $42 million, respectively.

4. MORTGAGE LOANS

   Mortgage loans at December 31, 1994 and 1993 are as follows:

                                                   1994                           1993
                                          -----------------------           -------------------
                                          AMOUNT       PERCENTAGE         AMOUNT     PERCENTAGE
                                                               (IN MILLIONS)

Commercial and agricultural loans:
    In good standing .........            $ 19,752         75.4%          $ 20,916         76.0%
    In good standing
       with restructured terms               1,412          5.4%             1,177          4.3%
    Past due 90 days or more .                 339          1.3%               590          2.2%
    In process of foreclosure                  387          1.5%               415          1.5%
  Residential loans ..........               4,309         16.4%             4,411         16.0%
                                          --------        ------          --------        ------
  Total mortgage loans .......            $ 26,199        100.0%          $ 27,509        100.0%
                                          ========        ======          ========        ======




   At December 31, 1994, the Company's mortgage loans were collateralized by the following property types: office buildings (30%), retail stores (20%), residential properties (17%), apartment complexes (12%), industrial buildings (11%), agricultural properties (7%) and other commercial properties (3%). The mortgage loans are geographically dispersed throughout the United States and Canada with the largest concentrations in California (25%) and New York (8%). Included in these balances are mortgage loans with affiliated joint ventures of $684 million and $689 million at December 31, 1994 and 1993, respectively.

5. EMPLOYEE BENEFIT PLANS

  A. PENSION PLANS

     The Company has several defined benefit pension plans which cover substantially all of its employees. The benefits are generally based on career average earnings and credited length of service.

     The Company's funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service contribution guidelines. The pension plans are accounted for in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS No. 87").

     Employee pension benefit plan status at September 30, 1994 and 1993 is as follows:


                                                                        1994             1993
                                                                      --------         --------
                                                                            (IN MILLIONS)

Actuarial present value of benefit obligation:
  Accumulated benefit obligation, including vested benefits of
    $2,956 in 1994 and $3,053 in 1993 ........................         $(3,255)         $(3,401)
                                                                       =======          =======
  Projected benefit obligation ...............................          (4,247)          (4,409)
Plan assets at fair value ....................................           5,704            5,950
                                                                       -------          -------
Plan assets in excess of projected benefit obligation ........           1,457            1,541
Unrecognized net asset existing at the date of the initial
  application of SFAS No. 87 .................................            (980)          (1,086)
Unrecognized prior service cost since initial application of
  SFAS No. 87 ................................................             228              253
Unrecognized net loss from actuarial experience since initial
  application of SFAS No. 87 .................................               9               25
Additional minimum liability .................................              (8)               0
                                                                       -------          -------
Prepaid pension cost .........................................         $   706          $   733
                                                                       =======          =======


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

      Plan assets consist primarily of equity securities, bonds, real estate and short-term investments, of which $4,155 million are included in the Consolidated Statement of Financial Position at December 31, 1994.

      In compliance with statutory accounting principles, The Prudential's prepaid pension costs of $765 million and $784 million at December 31, 1994 and 1993, respectively, were considered non-admitted assets. These assets are excluded from the consolidated assets and the changes in these non-admitted assets of ($19) million and $142 million in 1994 and 1993, respectively, are reported in "General, administrative and other expenses" in the Consolidated Statements of Operations.

      The components of the net periodic pension expense/(benefit) for 1994 and 1993 are as follows:


                                                        1994          1993            1992
                                                       ------        ------          ------
                                                                  (IN MILLIONS)

Service cost - benefits earned during the year         $ 163          $ 133          $ 133
Interest cost on projected benefit obligation            311            301            296
Actual return on assets ......................            56           (854)          (367)
Net amortization and deferral ................          (639)           301           (150)
Net charge for special termination benefits ..           156              0              0
                                                       -----          -----          -----
Net periodic pension expense/(benefit)  ......         $  47          $(119)         $ (88)
                                                       =====          =====          =====



   The net expense relating to the Company's pension plans is $28 million, $23 million and $29 million in 1994, 1993 and 1992, respectively, which considers the changes in The Prudential's non-admitted prepaid pension asset of $(19) million, $142 million and $117 million, respectively.

   As a result of a special early retirement program, net curtailment gains and special termination benefits of approximately $156 million are included in the net periodic pension expense for the year ended December 31, 1994.

   The assumptions used in 1994 and 1993 to develop the accumulated pension benefit obligation were:


                                                           1994                   1993
                                                         --------               --------

Discount rate ................................            8.25-8.5%                7.0%
Expected long-term rate of return on assets...             8.5-9.0%            8.5-9.0%
Rate of increase in compensation levels ......             5.0-5.5%            4.5-5.0%



   B. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

      The Company provides certain life insurance and health care benefits for its retired employees. Substantially all of the Company's employees may become eligible to receive a benefit if they retire after age 55 with at least 10 years of service.

      Effective in 1993, the costs of postretirement benefits, with respect to The Prudential, are recognized in accordance with the accounting policy issued by the NAIC. The NAIC's policy is similar to Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," except that the NAIC policy excludes non-vested employees. The Prudential has elected to amortize its transition obligation over 20 years.

      Prior to 1993, the Company's policy was to fund the cost of providing these benefits in the years that the employees were providing services to the Company. The Company defined this service period as originating at an assumed entry age and terminating at an average retirement age. Annual deposits to the fund were determined using the entry age normal actuarial cost method, including amortization of prior service costs for employees' services rendered prior to the initial funding of the plan. The provision for the year ended December 31, 1992 was $143 million.

      The Prudential's net periodic postretirement benefit cost required to be recognized for 1994 and 1993, under the NAIC policy is $110 million and $125 million, respectively. In 1994 and 1993, The Prudential voluntarily accrued an additional $10 million and $62 million, respectively, which represents a portion of the obligation for active non-vested employees (the total of this obligation is $520 million and $594 million as of December 31, 1994 and 1993, respectively).

      Company funding of its postretirement benefit obligations totaled $31 million and $404 million in 1994 and 1993, respectively. The Company contributes amounts to the plan in excess of covered expenses being paid.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

   The postretirement benefit plan status as of September 30, 1994 and 1993 is as follows:

                                                                   1994                1993
                                                                --------             --------
                                                                       (IN MILLIONS)

Accumulated postretirement benefit obligation (APBO):
  Retirees ...........................................            $(1,337)            $(1,211)
  Fully eligible active plan participants ............               (188)               (445)
                                                                  -------             -------
     Total APBO ......................................             (1,525)             (1,656)
Plan assets at fair value ............................              1,304               1,335
                                                                  -------             -------
Accumulated postretirement benefit obligation in
  excess of plan assets ..............................               (221)               (321)
Unrecognized transition obligation ...................                448                 525
Unrecognized net (gain)/loss from actuarial experience                (41)                 69
                                                                  -------             -------
Prepaid postretirement benefit cost in accordance
  with the NAIC accounting policy ....................                186                 273
Additional amount accrued ............................                (72)                (62)
                                                                  -------             -------
Prepaid postretirement benefit cost ..................            $   114             $   211
                                                                  =======             =======



   Plan assets consist of group and individual variable life insurance policies, group life and health contracts and short-term investments, of which $996 million are included in the Consolidated Statement of Financial Position at December 31, 1994.

   In compliance with statutory accounting principles, The Prudential's prepaid postretirement benefit costs of $127 million and $217 million at December 31, 1994 and 1993, respectively, are considered non-admitted assets. These assets are excluded from the consolidated assets and the changes in these non-admitted assets of $(90) million and $217 million in 1994 and 1993, respectively, are reported in "General, administrative and other expenses" in 1994 and in "Issuance of capital notes" in 1993.

   Net periodic postretirement benefit cost for 1994 and 1993 includes the following components:



                                                           1994              1993
                                                         --------          --------
                                                                (IN MILLIONS)


Cost of newly eligible or vested employees...             $  38             $  41
Interest cost ................................              112               124
Actual return on plan assets .................              (98)              (86)
Net amortization and deferral ................              (13)               15
Amortization of transition obligation ........               23                39
Net charge for special termination benefits...               58                 0
Additional contribution expense ..............               10                62
                                                          -----             -----
Net periodic postretirement benefit cost .....            $ 130             $ 195
                                                          =====             =====


   The net reduction to surplus relating to the Company's postretirement benefit plans is $40 million and $412 million in 1994 and 1993, respectively, which considers the changes in the non-admitted prepaid postretirement benefit cost of $(90) million and $217 million in 1994 and 1993, respectively.

   As a result of a special early retirement program, curtailment expenses and special termination benefits of approximately $58 million are included in the net periodic postretirement benefit cost for the year ended December 31, 1994.

   The assumptions used in 1994 and 1993 to measure the accumulated postretirement benefits obligation were:

                                                                   1994               1993
                                                                 --------           --------
Discount rate ......................................              8.25-8.5%         7.0-7.5%
Expected long-term rate of return on plan assets....                   9.0%             9.0%
Salary scale .......................................                   5.5%             5.0%


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

      The health care cost trend rates used varied from 9.1% to 13.9%, depending on the plan, with one plan being graded to 6.5% by the year 2012 and all others being graded to 6.0% by 2006. Increasing the health care cost trend rate by one percentage point in each year would increase the postretirement benefit obligation as of September 30, 1994, by $243 million and the total of the cost of newly eligible or vested employees and interest cost for 1994 by $21 million.

      In 1994, the Company changed its method of accounting for the recognition of costs and obligations relating to severance, disability and related benefits to former or inactive employees after employment, but before retirement, to an accrual method. Previously, these benefits were expensed when paid. The effect of this change was to decrease surplus by approximately $160 million in 1994.

6. NOTES PAYABLE AND OTHER BORROWINGS

   Notes payable and other borrowings consisted of the following at December 31, 1994 and 1993:

                                        DECEMBER 31, 1994                      DECEMBER 31, 1993
                                 ------------------------------         ------------------------------
                                                WEIGHTED AVERAGE                      WEIGHTED AVERAGE
                                 BALANCE          COST OF FUNDS          BALANCE        COST OF FUNDS
                                --------        ----------------        --------       --------------
                                                             (IN MILLIONS)


        Short-term debt.....      $ 9,188             5.7%               $ 9,435             3.7%
        Long-term debt......        2,821             6.5%                 3,919             5.3%
                                  -------                                -------
                                  $12,009                                $13,354
                                  =======                                =======



   Scheduled repayments of long-term debt as of December 31, 1994, are as follows: $594 million in 1995, $269 million in 1996, $362 million in 1997, $268 million in 1998, $666 million in 1999, and $662 million thereafter. As of December 31, 1994, the Company had $8,120 million in lines of credit from numerous financial institutions of which $3,925 million were unused.

7. CAPITAL NOTES

   In 1993, The Prudential issued 6.875% Fixed Rate Capital Notes ("the notes") in the aggregate principal amount of $300 million. The notes mature on April 15, 2003, and may not be redeemed prior to maturity and will not be entitled to any sinking fund. The notes are subordinated in right of payment to all claims of policyholders and to senior indebtedness. Payment of the principal amount of the notes at maturity is subject to the following conditions: (i) The Prudential shall not be in payment default with respect to any senior indebtedness or class of policyholders, (ii) no state or federal agency shall have instituted proceedings seeking reorganization, rehabilitation or liquidation of The Prudential, and (iii) immediately after making such payment, Total Adjusted Capital would exceed 200% of its Authorized Control Level Risk-Based Capital. The terms "Total Adjusted Capital" and "Authorized Control Level" are defined by the Risk-Based Capital for Life and/or Health Insurers Model Act. The payment of interest on the notes is subject to satisfaction of conditions (i) and (ii) above. Unpaid accrued interest amounted to $25 million at December 31, 1994 and 1993. The net proceeds from the notes, approximately $298 million, were contributed to a voluntary employee benefit association trust to prefund certain obligations of The Prudential to provide postretirement medical and other benefits. This resulted in a prepaid asset, which is non-admitted for statutory purposes. The net increase to surplus from the issuance of the notes, including a tax benefit of $104 million less the charge-off of the non-admitted asset of $217 million, was $185 million (see Note 5B).

8. SPECIAL SURPLUS FUND

   The special surplus fund includes required contingency reserves of $1,097 million and $1,091 million as of December 31, 1994 and 1993, respectively.

9. FAIR VALUE INFORMATION

   The fair value amounts have been determined by the Company using available information and reasonable valuation methodologies for those accounts for which fair value disclosures are required. Considerable judgment is necessarily applied in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the fair values. (For all other financial instruments presented in the table, the carrying value is a reasonable estimate of fair value.)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

   FIXED MATURITIES. Fair values for fixed maturities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current quality and its remaining average life. The fair value of certain non-performing private placement securities is based on amounts provided by state regulatory authorities.

   MORTGAGE LOANS. The fair value of residential mortgages is based on recent market trades or quotes, adjusted where necessary for differences in risk characteristics. The fair value of the commercial mortgage and agricultural loan portfolio is primarily based upon the present value of the scheduled cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality mortgage. For certain non-performing and other loans, fair value is based upon the value of the underlying collateral.

   POLICY LOANS. The estimated fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayments.

   DERIVATIVE FINANCIAL INSTRUMENTS. The fair value of swap agreements is estimated based on the present value of future cash flows under the agreements discounted at the applicable zero coupon U.S. Treasury rate and swap spread. The fair value of forwards and futures is estimated based on market quotes for a transaction with similar terms, while the fair value of options is based principally on market quotes. The fair value of loan commitments is estimated based on fees actually charged or those currently charged for similar arrangements, adjusted for changes in interest rates and credit quality subsequent to origination.

   INVESTMENT-TYPE INSURANCE CONTRACT LIABILITIES. Fair values for the Company's investment-type insurance contract liabilities are estimated using a discounted cash flow model, based on interest rates currently being offered for similar contracts.

   NOTES PAYABLE AND OTHER BORROWINGS. The estimated fair value of notes payable and other borrowings is based on the borrowing rates currently available to the Company for debt with similar terms and maturities.

   The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1994 and 1993:


                                                                 1994                                     1993
                                                   -------------------------------             ----------------------------
                                                                         ESTIMATED                                ESTIMATED
                                                    CARRYING                FAIR               CARRYING              FAIR
                                                      AMOUNT                VALUE                AMOUNT              VALUE
                                                   ---------             ---------             --------           ---------
                                                                                  (IN MILLIONS)

Financial assets:
  Fixed maturities .....................              $78,743              $77,323              $79,061              $84,217
  Equity securities ....................                2,327                2,327                2,216                2,216
  Mortgage loans .......................               26,199               24,955               27,509               28,004
  Policy loans .........................                6,631                6,018                6,456                6,568
  Short-term investments ...............               10,630               10,630                6,304                6,304
  Securities purchased under
    agreements to resell ...............                5,591                5,591                9,656                9,656
  Trading account securities ...........                6,218                6,218                8,586                8,586
  Cash .................................                1,109                1,109                1,666                1,666
  Broker-dealer receivables ............                7,311                7,311                9,133                9,133
  Assets held in Separate Accounts .....               48,633               48,633               48,110               48,110

Financial liabilities:

  Investment-type insurance contracts ..               39,747               38,934               41,149               42,668
  Securities sold under agreements
    to repurchase ......................                8,919                8,919               14,703               14,703
  Notes payable and other borrowings ...               12,009               11,828               13,354               13,625
  Broker-dealer payables ...............                5,144                5,144                5,410                5,410
  Liabilities related to Separate
  Accounts .............................               47,946               47,946               47,475               47,475
  Derivative financial instruments - net
    (see Note 10) ......................                  392                  397                  253                  303


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

10. DERIVATIVE AND OFF-BALANCE-SHEET CREDIT-RELATED INSTRUMENTS

    A.  DERIVATIVE FINANCIAL INSTRUMENTS

        Statement of Financial Accounting Standards No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," effective for 1994, requires certain disclosures about derivative financial instruments and other financial instruments with similar characteristics ("derivatives"). Derivatives include swaps, forwards, futures, options and loan commitments subject to market risk, all of which are used by the Company in the normal course of business in both trading and other than trading activities.

        The Company uses derivatives in trading activities primarily to meet the financing and hedging needs of its customers and to trade for its own account. The Company also uses derivatives for purposes other than trading to reduce exposure to interest rate, currency and other forms of market risk.

        The table below summarizes the Company's outstanding positions by derivative instrument as of December 31,1994. The amounts presented are classified as either trading or other than trading, based on management's intent at the time of contract inception and throughout the life of the contract. The table includes the estimated fair values of outstanding derivative positions only and does not include the fair values of associated financial and non-financial assets and liabilities, which generally offset derivative fair values. The fair value amounts presented do not reflect the netting of amounts pursuant to rights of setoff, qualifying master netting agreements with counterparties or collateral arrangements. The table shows that less than 5% of derivative fair values were not reflected in the Company's Consolidated Statement of Financial Position.


                        DERIVATIVE FINANCIAL INSTRUMENTS
                             AS OF DECEMBER 31, 1994
                                  (IN MILLIONS)


                                                           TRADING                 OTHER THAN TRADING
                                                    --------------------         ----------------------
                                                               ESTIMATED                      ESTIMATED
                                                    NOTIONAL  FAIR VALUE         NOTIONAL    FAIR VALUE
                                                    --------  ----------         --------    ----------

Swaps                       Assets                   $13,852    $   837           $   184       $  9
                            Liabilities               14,825      1,216             4,993         48
Forwards                    Assets                    21,988        300             2,720         24
                            Liabilities               19,898        289             3,112         19
Futures                     Assets                     1,520         40             4,296         17
                            Liabilities                1,878         35               505          3
Options                     Assets                     2,924         31             2,407          8
                            Liabilities                3,028         38             2,217          2
Loan commitments            Assets                         0          0               212          2
                            Liabilities                    0          0             1,543         15
                                                     -------    -------           -------    -------
Total                       Assets                   $40,284    $ 1,208           $ 9,819       $ 60
                                                     =======    =======           =======    =======
                            Liabilities              $39,629    $ 1,578           $12,370       $ 87
                                                     =======    =======           =======    =======





                                                                        TOTAL
                                                   ----------------------------------------------
                                                                  CARRYING              ESTIMATED
                                                   NOTIONAL        AMOUNT             FAIR VALUE
                                                   --------       --------            ----------

Swaps                       Assets                  $14,036         $   845             $   846
                            Liabilities              19,818           1,236               1,264
Forwards                    Assets                   24,708             312                 324
                            Liabilities              23,010             299                 308
Futures                     Assets                    5,816              30                  57
                            Liabilities               2,383              35                  38
Options                     Assets                    5,331              34                  39
                            Liabilities               5,245              40                  40
Loan commitments            Assets                      212              (2)                  2
                            Liabilities               1,543               1                  15
                                                    -------         -------             -------
Total                       Assets                  $50,103         $ 1,219             $ 1,268*
                                                    =======         =======             =======
                            Liabilities             $51,999         $ 1,611             $ 1,665*
                                                    =======         =======             =======


* $1,233 of Assets and $1,596 of Liabilities are reflected in the Consolidated Statement of Financial Position

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

   DERIVATIVES HELD FOR TRADING PURPOSES. The Company uses derivatives for trading purposes in securities broker-dealer activities and in a limited-purpose swap subsidiary. Net trading revenues for the year ended December 31, 1994, relating to forwards, futures and swaps were $107 million, $33 million and $8 million, respectively. Net trading revenues for options were not material. Average fair value for trading derivatives in an asset position during the year ended December 31, 1994, was $1,526 million and for derivatives in a liability position was $1,671 million. Of those derivatives held for trading purposes at December 31, 1994, 60.0% of notional consisted of interest rate derivatives, 33.7% consisted of foreign exchange derivatives, and 6.3% consisted of equity and commodity derivatives.

   DERIVATIVES HELD FOR PURPOSES OTHER THAN TRADING. Of the total notional of derivatives held for purposes other than trading at December 31, 1994, 23.0% were used by the Company to hedge its investment portfolio to reduce interest rate, currency and other market risks, 75.8% were used to hedge interest rate risk related to the Company's mortgage banking subsidiary activities, and 1.2% were used to hedge interest and currency risks associated with the Company's debt issuances. Of those derivatives held for purposes other than trading at December 31, 1994, 85.0% of notional consisted of interest rate derivatives, 13.9% consisted of foreign exchange derivatives, and 1.1% consisted of equity and commodity derivatives.

   Derivatives used to hedge the Company's investment portfolio, including futures, options and forwards, are typically short-term in nature and are intended to minimize exposure to market fluctuations or to change the characteristics of the Company's asset/liability mix, consistent with the Company's risk management activities. At December 31, 1994, net gains of $0.7 million relating to futures used as hedges of anticipated bond investments were deferred and included in "Other liabilities." The investments being hedged are expected to be made in the first quarter of 1995. The Company's mortgage banking subsidiary hedges the interest rate risk associated with mortgage loans and mortgage-backed securities held for sale and with unfunded loans for which a rate of interest has been guaranteed. At December 31, 1994, net gains of $0.8 million relating to forwards, futures and options used as hedges of unfunded loan commitments were deferred as "Other liabilities." The deferred gains were included in the carrying amounts of the loans when funded, which is generally within sixty days from the commitment date. The Company's mortgage banking subsidiary also hedges its exposure to future changes in interest rates on interest-sensitive liabilities and hedges the prepayment risk associated with its mortgage servicing portfolio. At December 31, 1994, net gains of $6.5 million relating to futures used as hedges of anticipated borrowings were deferred and included in "Other liabilities." The borrowings being hedged are expected to be issued by early 1996. The Company also uses derivatives, particularly swaps and forwards, to manage the interest rate and foreign exchange risks associated with its notes payable and other borrowings.

B. OFF-BALANCE-SHEET CREDIT-RELATED INSTRUMENTS

   During the normal course of its business, the Company is party to financial instruments with off-balance-sheet credit risk such as commitments, financial guarantees, loans sold with recourse and letters of credit. Commitments include commitments to purchase and sell mortgage loans, the unfunded portion of commitments to fund investments in private placement securities, and unused credit card and home equity lines. The Company also provides financial guarantees incidental to other transactions and letters of credit that guarantee the performance of customers to third parties. These credit-related financial instruments have off-balance-sheet credit risk because only their origination fees, if any, and accruals for probable losses, if any, are recognized in the Consolidated Statements of Financial Position until the obligation under the instrument is fulfilled or expires. These instruments can extend for several years and expirations are not concentrated in any period. The Company seeks to control credit risk associated with these instruments by limiting credit, maintaining collateral where customary and appropriate, and performing other monitoring procedures.

   The notional amount of these instruments, which represents the Company's maximum exposure to credit loss from other parties' non-performance, was $17,389 million and $18,666 million at December 31, 1994 and 1993, respectively. Because many of these amounts expire without being advanced in whole or in part, the amounts do not represent future cash flows. The above notional amounts include $4,150 million and $3,066 million of unused available lines of credit under credit card and home equity commitments as of December 31, 1994 and 1993, respectively. The Company has not experienced, and does not anticipate experiencing, all of its customers exercising their entire available lines of credit at any given point in time.

   The estimated fair value of off-balance-sheet credit related instruments was $(91.3) million and $13.0 million at December 31, 1994 and 1993, respectively. The total fair value at December 31, 1994, includes $(13.3) million for fixed-rate loan commitments, which are subject to market risk. The estimated fair value was determined based on fees currently charged for similar arrangements, adjusted for changes in interest rate and credit quality that occurred subsequent to origination.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF
          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

11. CONTINGENCIES

    A. ENVIRONMENTAL-RELATED CLAIMS

       The Company receives claims under expired contracts which assert alleged injuries and/or damages relating to or resulting from toxic torts, toxic waste and other hazardous substances. The liabilities for such claims cannot be estimated by traditional reserving techniques. As a result of judicial decisions and legislative actions, the coverage afforded under these contracts may be expanded beyond their original terms. Extensive litigation between insurers and insureds over these issues continues and the outcome is not predictable, nor is there any clear emerging trend. In establishing the unpaid claim reserves for these losses, management considered the available information. However, given the expansion of coverage and liability by the courts and legislatures in the past, and potential for other unfavorable trends in the future, the ultimate cost of these claims could increase from the levels currently established.

    B. LAWSUITS

       Various lawsuits against the Company have arisen in the course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought.

       In 1993, Prudential Securities Incorporated (PSI), a subsidiary of The Prudential, entered into an agreement with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and state securities commissions whereby PSI agreed to pay $330 million into a settlement fund to pay eligible claims on certain limited partnership matters. Under this agreement, if partnership matter claims exceed the established settlement fund, PSI is obligated to pay such additional claims.

       In October 1994, the United States Attorney for the Southern District of New York (the "U.S. Attorney") filed a complaint against PSI in connection with its sale of certain limited partnerships. Simultaneously, PSI entered into an agreement to comply with certain conditions for a period of three years, and to pay an additional $330 million into the settlement fund. At the end of the three-year period, assuming PSI has fully complied with the terms of the agreement, the U.S. Attorney will institute no further action.

       In the opinion of management, PSI is in compliance with all provisions of the aforementioned agreements and, after consideration of applicable accruals, the ultimate liability of such litigation, including partnership settlement matters, will not have a material adverse effect on the Company's financial position.

12. SUBSEQUENT EVENTS

    Several purported class actions and individual actions have been brought against the Company on behalf of those persons who purchased life insurance policies allegedly because of deceptive sales practices engaged in by the Company and its insurance agents in violation of state and federal laws. The sales practices alleged to have occurred are contrary to Company policy. Some of these cases seek very substantial damages while others seek unspecified compensatory, punitive and treble damages. The majority of these cases were filed after March 1, 1995. The Company intends to defend these cases vigorously.

    In response to this litigaton, several state insurance departments have initiated investigations or market conduct examinations relating to Prudential's sales practices. The Attorney General of two states have also made inquires.

    Litigation is subject to many uncertainties, and given the complexity and scope of these suits, their outcome cannot be predicted. It is also not possible to predict the likely results of any regulatory inquires or their effect on this litigation or other litigation which might be initiated in response to widespread media coverage of these matters.

    Accordingly, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of all pending litigation. It is possible that the results of operations or cash flows of the Company in particular quarterly or annual periods could be materially affected by an ultimate unfavorable outcome of certain pending litigation matters.

    Management believes, however, that the ultimate outcome of all pending litigation should not have a material adverse effect on the Company's financial position.

                          INDEPENDENT AUDITORS' REPORT

   To the Board of Directors of The Prudential Insurance Company of America Newark, New Jersey

   We have audited the accompanying consolidated statements of financial position of The Prudential Insurance Company of America and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations and changes in surplus and asset valuation reserve and of cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Prudential Insurance Company of America and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

   Deloitte & Touche LLP
   Parsippany, New Jersey
   March 1, 1995, except for Note 12,
   as to which the date is April 25, 1995

              PRUDENTIAL SURVIVORSHIP PREFERRED(SM)

              INSURANCE CONTRACTS

















                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                Prudential Plaza
                          Newark, New Jersey 07102-3777
                            Telephone: (800) 445-4571

                                     PART II

                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                   UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Prudential Directors' and Officers' Liability and Corporation Reimbursement Program, purchased by The Prudential from Aetna Casualty & Surety Company, CNA Insurance Company, Lloyds of London, Great American Insurance Company, Reliance Insurance Company, Corporate Officers & Directors Assurance Ltd., A.C.E. Insurance Company, Ltd., XL Insurance Company, Ltd., and Zurich-American Insurance Company, provides coverage for "Loss" (as defined in the policies) arising from any claim or claims by reason of any actual or alleged act, error, misstatement, misleading statement, omission, or breach of duty by persons in the discharge of their duties solely in their capacities as directors or officers of The Prudential, any of its subsidiaries, or certain investment companies affiliated with The Prudential. Coverage is also provided to the individual directors or officers for such Loss, for which they shall not be indemnified. Loss essentially is the legal liability on claims against a director or officer, including adjudicated damages, settlements and reasonable and necessary legal fees and expenses incurred in defense of adjudicatory proceedings and appeals therefrom. Loss does not include punitive or exemplary damages or the multiplied portion of any multiplied damage award, criminal or civil fines or penalties imposed by law, taxes or wages, or matters which are insurable under the law pursuant to which the policies are construed.

There are a number of exclusions from coverage. Among the matters excluded are Losses arising as the result of (1) claims brought about or contributed to by the criminal or deliberate fraudulent acts of a director or officer, and (2) claims arising from actual or alleged performance of, or failure to perform, services as, or in any capacity similar to, an investment adviser, investment banker, underwriter, broker or dealer, as those terms are defined in the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, any rules or regulations thereunder, or any similar federal, state or local statute, rule or regulation.

The limit of coverage under the Program for both individual and corporate reimbursement coverage is $150,000,000. The retention for corporate reimbursement coverage is $10,000,000 per loss.

The relevant provisions of New Jersey law permitting or requiring indemnification, New Jersey being the state of organization of The Prudential, can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of The Prudential's by-law 27, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1.A.(6)(b) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 86 pages.


The undertaking to file reports.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:


     1.   Deloitte & Touche LLP
     2.   Clifford E. Kirsch, Esq.
     3.   Andy Mirchuk, FSA, MAAA


The following exhibits:

     1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
          A.  (1)   Resolution of Board of Directors of The Prudential
                    Insurance Company of America establishing The Prudential
                    Variable Appreciable Account. (Note 2)
              (2)   Not Applicable.
              (3)   Distributing Contracts:

                    (a)   Distribution Agreement between Pruco Securities
                          Corporation and The Prudential Insurance Company of
                          America.(Note 4)
                    (b)   Proposed form of Agreement between Pruco Securities
                          Corporation and independent brokers with respect to
                          the Sale of the Contracts.(Note 4)
                    (c)   Schedules of Sales Commissions.(Note 1)
              (4)   Not Applicable.
              (5)   Survivorship Preferred Variable Appreciable Life Insurance
                    Contract: (Note 4)
              (6)   (a)   Charter of The Prudential Insurance Company of
                          America, as amended February 26, 1989. (Note 4)

                    (b) By-laws of The Prudential Insurance Company of America, as amended January 10, 1995. (Note 3)
              (7)   Not Applicable.
              (8)   Not Applicable.
              (9)   Not Applicable.

             (10)   (a)   Application Form. (Note 4)
                    (b)   Supplement to the Application. (Note 4)
             (11)   Form of Notice of Withdrawal Right. (Note 1)
             (12) Memorandum describing The Prudential's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii) and method of computing adjustments in payments and cash surrender values upon conversion to fixed-benefit policies pursuant to Rule 6e-3(T)(b)(13)(v)(B). (Note 4)
             (13)   Available Contract Riders and Endorsements:
                    (a)   Option to Exchange for Separate Contracts. (Note 4)
                    (b)   Rider for Term Insurance Benefit on Life of Second
                          Insured to Die. (Note 4)
                    (c)   Rider for Term Insurance Benefit. (Note 4)

     2.   See Exhibit 1.A.(5).

     3. Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered.(Note 1)

     4.   None.
     5.   Not Applicable.

     6. Opinion and Consent of Andy Mirchuk, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 1)

     7. The Prudential's representations regarding mortality and expense risks and sales loads. (Note 4)
     8.   Powers of Attorney:
          (a)  F. Agnew, F. Becker, W. Boeschenstein
               L. Carter, Jr., J. Cullen, C. Davis, R. Enrico
               A. Gilmour, W. Gray, III, J. Hanson, C. Horner
               A. Jacobson, G. Keith, B. Malkiel, J. Opel
               A. Ryan, C. Sitter, D. Staheli, R. Thomson
               P. Vagelos, S. Van Ness, P. Volcker, J. Williams (Note 2)

          (b)  M. Grier (Note 4)
   27.    Financial Data Schedule. (Note 1)


(Note 1)  Filed herewith.
(Note 2) Incorporated by reference to Post-Effective Amendment No. 15 to Form S-6, Registration No. 33-20000, filed May 1, 1995.
(Note 3) Incorporated by reference to Post-Effective Amendment No. 26 to Form N-3, Registration No. 2-76580, filed May 1, 1995.

(Note 4) Incorporated by reference to Registrant's From S-6, filed July 17,
         1995.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Prudential Variable Appreciable Account, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 15th day of December, 1995.


(Seal)             THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT
                                  (Registrant)

                 By: THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                   (Depositor)


Attest:  /s/ THOMAS C. CASTANO        By:  /s/ ANDY MIRCHUK
         -------------------------         ----------------------------
         Thomas C. Castano                 Andy Mirchuk
         Assistant Secretary               Vice President and Assistant
                                           Actuary

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on this 15th day of December, 1995.


        SIGNATURE AND TITLE
        -------------------

/s/             *
------------------------------------
Arthur C. Ryan
Chairman of the Board, President and
  Chief Executive Officer

/s/             *
------------------------------------
Garnett L. Keith, Jr.
Vice Chairman and Director

/s/             *                       *By: /s/ THOMAS C. CASTANO
------------------------------------         ---------------------------
Mark B. Grier                                Thomas Castano
Principal Financial Officer                  (Attorney-in-Fact)

/s/             *
------------------------------------
Franklin E. Agnew
Director

/s/             *
------------------------------------
Frederic K. Becker
Director

/s/             *
------------------------------------
William W. Boeschenstein
Director

/s/*
------------------------------------
Lisle C. Carter, Jr.
Director

/s/             *
------------------------------------
James G. Cullen
Director

/s/             *
------------------------------------
Carolyne K. Davis
Director

/s/             *
------------------------------------
Roger A. Enrico
Director

/s/             *                       *By: /s/ THOMAS C. CASTANO
------------------------------------         ---------------------------
Allan D. Gilmour                             Thomas Castano
Director                                     (Attorney-in-Fact)

/s/             *
------------------------------------
William H. Gray, III
Director

/s/             *
------------------------------------
Jon F. Hanson
Director

/s/             *
------------------------------------
Constance J. Horner
Director

/s/             *
------------------------------------
Allen F. Jacobson
Director

/s/             *
------------------------------------
Burton G. Malkiel
Director

/s/             *
------------------------------------
John R. Opel
Director

/s/             *
------------------------------------
Charles R. Sitter
Director

/s/             *
------------------------------------
Donald L. Staheli
Director

/s/             *
------------------------------------
Richard M. Thomson
Director

/s/             *
------------------------------------
P. Roy Vagelos, M.D.
Director

/s/             *
------------------------------------
Stanley C. Van Ness
Director

/s/             *
------------------------------------
Paul A. Volcker
Director

/s/             *
------------------------------------
Joseph H. Williams
Director

                                  EXHIBIT INDEX

             Consent of Deloitte & Touche LLP, independent
             auditors.                                                Page II-6

1.A.(3)(c)   Schedule of Sales Commissions.                           Page II-8

  1.A.(11)   Form of Notice of Withdrawal Right.                      Page II-10

        3.   Opinion and Consent of Clifford E. Kirsch, Esq. as to
             the legality of the securities being registered.         Page II-12

        6.   Opinion and Consent of Andy Mirchuk, FSA, MAAA, as to
             actuarial matters pertaining to the securities being
             registered.                                              Page II-14

       27.   Financial Data Schedule.                                 Page II-16